   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 20, 1996

                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                VERITAS DGC INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                       76-0343152
       (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                      Identification Number)

                          3701 KIRBY DRIVE, SUITE 112
                              HOUSTON, TEXAS 77098
                                 (713) 526-5611
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                               RICHARD W. MCNAIRY
                          3701 KIRBY DRIVE, SUITE 112
                              HOUSTON, TEXAS 77098
                                 (713) 526-5611
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                With copies to:

              T. WILLIAM PORTER                                 J. MARK METTS
           PORTER & HEDGES, L.L.P.                         VINSON & ELKINS L.L.P.
          700 LOUISIANA, 35TH FLOOR                              1001 FANNIN
            HOUSTON, TEXAS 77002                            2300 FIRST CITY TOWER
               (713) 226-0600                               HOUSTON, TEXAS 77002
                                                               (713) 758-2222

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /
__________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / / __________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

==============================================================================================
                                                           PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF SECURITIES             AGGREGATE OFFERING     AMOUNT OF
                     TO BE REGISTERED                          PRICE(1)      REGISTRATION FEE
- ----------------------------------------------------------------------------------------------
  % Senior Notes due 2003.................................     $75,000,000        $25,863
==============================================================================================

(1) Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 1996
                                  $75,000,000

                                [VERITAS LOGO]

                                VERITAS DGC INC.

                            % SENIOR NOTES DUE 2003
                             ---------------------

     The   % Senior Notes due 2003 (the "Senior Notes") are being offered (the
"Offering") by Veritas DGC Inc. (the "Company"). Interest on the Senior Notes is
payable on            and            of each year, commencing            , 1997.
The Company will not be required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes prior to maturity. The Senior
Notes are redeemable on or after          , 2000 at the option of the Company,
in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time
prior to          , 1999, the Company may redeem up to $20.0 million in
aggregate principal amount of the Senior Notes with the net proceeds of one or more public offerings of common stock of the Company, at a redemption price of
    % of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date; provided that at least $55.0 million principal amount of the Senior Notes remain outstanding after such redemption.
     In the event of a Change of Control (as defined in "Description of Senior Notes"), holders of the Senior Notes will have the right to require the Company to purchase their Senior Notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Company will have sufficient funds available or will be permitted by its other debt agreements to repurchase the Senior Notes upon the occurrence of a Change of Control.
     The Senior Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all senior Indebtedness (as defined) of the Company and senior to all Subordinated Indebtedness (as defined) of the Company. The Senior Notes will be effectively subordinated to secured Indebtedness of the Company with respect to the assets securing such Indebtedness and to all Indebtedness of its subsidiaries, whether secured or unsecured. At July 31, 1996, the Company and its subsidiaries had $41.1 million of Indebtedness outstanding, all of which will be repaid with the proceeds of the Offering. The Indenture pursuant to which the Senior Notes will be issued will limit the ability of the Company and its subsidiaries to incur additional indebtedness. The Senior Notes will be represented by a Global Note registered in the name of the nominee of The Depository Trust Company, which will act as the Depository (the "Depository"). Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as described herein, Senior Notes in definitive form will not be issued. See "Description of Senior Notes -- Book-Entry; Delivery and Form."
     The Company does not intend to apply for listing of the Senior Notes on any securities exchange or for inclusion of the Senior Notes in any automated quotation system.
     SEE "RISK FACTORS" BEGINNING AT PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SENIOR NOTES.
                             ---------------------
         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                                               UNDERWRITING
                                                                                DISCOUNTS
                                                              PRICE TO             AND            PROCEEDS TO
                                                               PUBLIC*         COMMISSIONS+        COMPANY++
Per Senior Note...........................................              %                  %                 %
Total.....................................................   $                 $                  $

- ---------------

*    Plus accrued interest, if any, from the date of issuance.
+ The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
++    Before deducting expenses payable by the Company, estimated to be
$500,000.

     The Senior Notes are being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the Global Note will
be made on or about            , 1996 in book-entry form through the facilities
of the Depository against payment therefor in same day funds. The Underwriters are:

DILLON, READ & CO. INC.
             SALOMON BROTHERS INC
                           RAUSCHER PIERCE REFSNES, INC.
                                                RAYMOND JAMES & ASSOCIATES, INC.

               THE DATE OF THIS PROSPECTUS IS             , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-
ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Senior Notes offered by this Prospectus. Certain portions of the Registration Statement have not been included in this Prospectus. For further information, reference is made to the Registration Statement. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional offices at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 13, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the common stock of the Company (the "Common Stock") is listed. The Commission maintains a site on the World Wide Web that contains certain documents filed with the Commission electronically. The address of such site is http://www.sec.gov, and the Registration Statement may be inspected at such site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-7427), are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

     (a) the Company's Annual Report on Form 10-K for the year ended July 31, 1995, as amended by Form 10-K/A dated June 17, 1996, Form 10-K/A-2 dated July 19, 1996 and Form 10-K/A-3 dated August 20, 1996;

     (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended October 31, 1995, January 31, 1996 and April 30, 1996;

     (c) the Company's Current Reports on Form 8-K dated March 19, 1996, May 17, 1996 and September 16, 1996; and

     (d) Definitive Joint Management Information Circular and Proxy Statement of the Company and Veritas Energy Services Inc. filed with the Commission on July 22, 1996.

     Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to the Company at its principal executive offices located at 3701 Kirby Drive, Suite 112, Houston, Texas 77098, Attention:
Corporate Secretary (telephone number: (713) 526-5611).

                               PROSPECTUS SUMMARY

     The Company was formerly named Digicon Inc. ("Digicon"). On August 30, 1996, Digicon and Veritas Energy Services Inc. ("VES") consummated a business combination (the "Combination") pursuant to which, among other things, (i) VES became a wholly-owned subsidiary of Digicon and (ii) Digicon's corporate name was changed to "Veritas DGC Inc." Unless the context otherwise requires, all references to the "Company" are to Veritas DGC Inc. and its subsidiaries and give effect to the consummation of the Combination. Unless the context otherwise requires, all references to activities of, and financial information with respect to, the Company are presented on a combined basis, even with respect to periods prior to the consummation of the Combination.

     The following summary should be read in conjunction with and is qualified in its entirety by the information and supplemental consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and the documents incorporated by reference herein. Unless the context otherwise requires, the number of shares, per share prices, weighted average number of shares outstanding and per share amounts in this Prospectus have been adjusted to reflect (i) a one-for-three reverse stock split effected in January 1995 and
(ii) the Combination. All capitalized terms used in this Summary without a definition are defined as set forth elsewhere in this Prospectus, including under the caption "Description of Senior Notes."

                                  THE COMPANY

GENERAL

     The Company is a leading provider of seismic data acquisition, data processing, multi-client data surveys, and information services to the oil and gas industry in selected markets worldwide. Oil and gas companies utilize seismic data for the determination of suitable locations for drilling exploratory wells and, increasingly, in reservoir management for the development and production of oil and gas reserves. The Company acquires seismic data on land and in marine, and in marsh, swamp and tidal ("transition zone") environments, processes data acquired by its own crews and crews of other operators and provides comprehensive data management, mapping services and products. The Company acquires seismic data both on an exclusive contractual basis for its customers and on its own behalf for licensing to multiple customers on a non-exclusive basis.

     To increase its presence in the rapidly expanding market for onshore geophysical services, the Company recently effected the Combination with VES, a leading seismic contractor with ten land seismic crews, nine workstation-based land seismic data processing centers and 800 operating personnel. Pursuant to the Combination, the Company acquired all of the voting securities of VES in exchange for the issuance to VES' shareholders of the economic equivalent of approximately 7.0 million shares of the Company's Common Stock.

     Prior to the Combination, the Company initiated a comprehensive program designed to refocus each of the Company's geographic and operational lines of business. The Company's actions included: (i) selling its marine and land seismic equipment manufacturing operations; (ii) selling its joint venture interest in the former Soviet Union ("FSU"); (iii) deploying its land and transition zone crews and its marine crews into markets where the Company's presence would be significant; (iv) expanding its accumulation and licensing of multi-client data surveys to exploit the historically higher margins associated with non-exclusive data sales; (v) emphasizing research and development on its proprietary software in order to capitalize on its reputation for seismic data processing innovation; and (vi) streamlining its cost structure through personnel reductions, office consolidations, vessel deactivations and the outsourcing of certain development and manufacturing functions.

     In the current fiscal year, the Company has embarked upon a $67.4 million capital expenditure program designed to increase its efficiency and improve the competitive position of its principal products and services and to enable the Company to capitalize on high growth/high margin opportunities in selected markets.

     In its land and transition zone activities, the Company expects to spend approximately $14.3 million to upgrade and standardize the equipment utilized by its crews to improve operating efficiency and to provide the capability to expand its activities in transition zone environments in the United States and abroad.

     In its marine activities, the Company expects to spend approximately $40.0 million to upgrade and add to its multi-streamer vessel capability. This increased capability is expected to improve operations and to provide increased multi-client survey opportunities, particularly in the deeper water sectors of the Gulf of Mexico and the North Sea where demand is expected to grow significantly.

     The Company also expects to spend approximately $11.0 million to upgrade its data processing equipment and to expand overall data processing capacity to further enhance its capabilities for sophisticated processing of acquired seismic data.

INDUSTRY OVERVIEW

     Geophysical services enable oil and gas companies to determine whether subsurface conditions are likely to be favorable for finding new oil and gas accumulations and assist oil and gas companies in determining the size and structure of previously identified oil and gas fields. These services consist of the acquisition and processing of three-dimensional ("3D") and two-dimensional ("2D") seismic and other geophysical data, which is used to produce computer-generated graphic cross-sections and maps of the subsurface strata. The resulting cross-sections and maps are then analyzed and interpreted by geophysicists and are used by oil and gas companies in the acquisition of new leases, the selection of drilling locations on exploratory prospects and in reservoir development and management.

     Geophysical data is acquired by land, transition zone and marine crews. In data acquisition, a source of acoustical energy is employed at or below the earth's surface and an acoustical wave is produced through the discharge of compressed air, the detonation of small explosive charges, or other energy generating techniques. As the acoustical wave travels through the earth, portions are reflected by variations in the underlying rock layers, and the reflected energy is captured by geophones situated at intervals along specified paths from the point of acoustical impulse. The resulting signals are then transmitted to a recording unit which amplifies the reflected energy wave and converts it into digital data. This data is then input into a specialized data processing system that enhances the recorded signal by reducing noise and distortion and improving resolution and arranges the input data to produce, with the aid of plotting devices, an image of the subsurface strata. By interpreting seismic data, oil and gas companies create detailed maps of prospective areas and producing oil and gas reservoirs.

     Three-dimensional surveys involve the acquisition of a very dense grid of seismic data over a precisely defined area. This heavy concentration of data requires extensive computer processing, involving the use of sophisticated proprietary techniques, to produce an accurate image of the subsurface. Computer analysis of the 3D survey data allows geophysicists to better examine and interpret important subsurface features.

     Over the last several years, worldwide demand for 3D surveys by major oil and gas companies and independent producers has increased. The greater precision and improved subsurface resolution obtainable from 3D seismic data have assisted oil and gas companies in finding new fields and more accurately delineating existing fields, as well as enhancing existing reservoir management and production monitoring techniques. Enhanced subsurface resolution obtainable from 3D studies has been a key factor in improving drilling success ratios and lowering finding and field extension costs in land, transition zone and marine environments. This improved technology, coupled with advances in drilling and completion techniques, are enhancing the industry's ability to develop oil and gas reserves, particularly in transition zone and deep water environments.

COMPANY OVERVIEW

     The Company provides land and transition zone data acquisition, marine data acquisition, and data processing services to the oil and gas industry on an exclusive contractual basis and acquires and processes seismic data for its own account for licensing to multiple customers on a non-exclusive basis. It also develops and markets exploration and development information services.

     Land and transition zone data acquisition. The Company's land and transition zone data acquisition crews consist of (i) a surveying unit that lays out the lines to be recorded, (ii) an explosives or mechanical vibrating unit and (iii) a recording unit that lays out the geophones and recording instruments. The Company also utilizes helicopters to aid its crews in seismic data acquisition in situations where such use will reduce overall costs and/or improve productivity. The Company's land and transition zone data acquisition services are currently conducted by 16 seismic crews, seven of which are operating in the continental United States, five of which are operating in Canada, and the remaining four of which are operating in South America, currently in Argentina, Ecuador and Peru. In fiscal 1996, land and transition zone data acquisition accounted for approximately 47% of the Company's revenues.

     The successful utilization of 3D seismic survey data in offshore exploration efforts has led to a significant increase in demand for 3D seismic surveys in onshore and transition zone environments. In recent years, exploration activity in land and transition zone areas by the major oil and gas companies and independents has increased. In fiscal 1996, as compared to fiscal 1993, the Company's land and transition zone data acquisition revenues have increased 159%.

     The Company plans to spend approximately $14.3 million during fiscal 1997 which it believes will provide efficiencies and additional capacity in its land and transition zone data acquisition operations. Of this amount, approximately $3.4 million will be used to acquire geophones and cables which will result in standardization of this equipment so that such equipment will be interchangeable among the Company's seismic crews. In addition, three of the transition zone crews have been recently upgraded to Input/Output System Two Remote Seismic Recorder ("I/O System Two-RSR") equipment at a cost of approximately $6.0 million.

     Marine data acquisition. The Company's marine data acquisition crews operate on chartered vessels equipped with a full complement of seismic, navigational and communications equipment. All of the vessels operated by the Company are equipped to perform both 3D and 2D seismic surveys. As of September 1, 1996, the Company had seven vessels in operation, with three located in the Gulf of Mexico, two located in the North Sea, and one located in each of Australia and Indonesia. Except for the two vessels in the Far East, the Company's chartered vessels are predominantly engaged in acquiring 3D surveys. In fiscal 1996, marine data acquisition accounted for approximately 22% of the Company's revenues.

     Vessels with multiple streamers and multiple energy sources acquire more lines of data with each pass, reducing time to completion and the effective acquisition cost. At present, only one of the Company's vessels is equipped for multi-streamer operation. Accordingly, the Company is reviewing options with respect to its expiring charters and upgrading vessels or adding a new vessel at an aggregate cost of approximately $34.8 million. The Company presently expects to operate a total of three multi-streamer vessels in the Gulf of Mexico and the North Sea. These expansions and upgrades represent the primary portion of the Company's $40.0 million capital expenditure budget for marine operations in fiscal 1997.

     Data processing. The Company currently operates 16 geophysical data processing centers, including two under contract to major oil and gas companies. These centers process data acquired by the Company's own crews and crews of other operators. Seven of these centers are configured primarily for processing large-scale offshore surveys and operate high capacity, advanced technology NEC and Hewlett Packard mainframe computer systems with high speed networks. The other nine centers are utilized primarily for smaller scale land seismic surveys and operate data processing systems with

47 Sun workstations. In fiscal 1996, data processing accounted for approximately 20% of the Company's revenues.

     The Company has dedicated approximately $11.0 million of its fiscal 1997 capital budget to data processing activities. Because of the increased complexity of processing 3D surveys, the Company plans to retire certain of its older mainframe equipment and upgrade to more powerful and flexible workstation-based systems at five of its data processing centers which are dedicated primarily to processing marine data. In its land processing operations, the Company is acquiring additional Sun workstations to add capacity at existing processing centers and to equip two new processing centers. These expansions and upgrades are expected to increase capacity and lower operating costs.

     Licensing of multi-client data surveys. The Company also acquires and processes seismic data for its own account through surveys either partially or wholly funded by multiple customers. In this mode of operation, the Company retains ownership of the data and may later license such data on a non-exclusive basis. During the two year period ended July 31, 1996, 188,642 line miles of new seismic data were added to the Company's data library, and the Company expects to continue its recent emphasis on the licensing of its own library of seismic data to multiple customers. In fiscal 1996, the licensing of such multi-client data surveys accounted for 9% of the Company's revenues.

     The industry has experienced a proliferation of both offshore and onshore multi-client data surveys as a result of modifications in oil and gas company spending strategies. In response to this increased demand, the Company is adding data to its library, primarily in the Gulf of Mexico and the North Sea. Recent surveys have received significant initial funding from customers, which has reduced the related risk for the Company. Generally, the Company obtains pre-funding commitments for a majority of the cost of such surveys. Historically, the licensing of multi-client data has produced higher returns than the Company's other classes of services.

     Exploration and Development Information Services. The Company also provides various exploration and development information services to the oil and gas industry. These services include data verification through geophysical survey audit, seismic database management, service bureau mapping of surface and subsurface oil and gas information, data supply for grid, culture, wells, pipelines, land and related data sets and mapping systems, as well as geographical information systems software development. In fiscal 1996, information services accounted for approximately 2% of the Company's revenues.

                                  THE OFFERING

Securities Offered.........  $75 million principal amount of   % Senior Notes
                             due 2003.

Maturity Date..............            , 2003.

Interest Rate and Payment
  Dates....................  The Senior Notes will bear interest at a rate of
                               % per annum. Interest on the Senior Notes will
                             accrue from the date of issuance thereof and will be payable semi-annually in cash in arrears on
                                      and           of each year, commencing
                                       , 1997.

Optional Redemption........  The Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on
                             or after           , 2000, at the redemption prices
                             set forth herein, together with accrued and unpaid interest to the date of redemption. In the event the Company consummates a Public Equity Offering on
                             or prior to           , 1999, the Company may at
                             its option use all or a portion of the proceeds from such offering to redeem up to $20.0 million principal amount of the Senior Notes at a
                             redemption price equal to   % of the aggregate
                             principal amount thereof, together with accrued and unpaid interest to the date of redemption, provided that at least $55.0 million in aggregate principal amount of Senior Notes remain outstanding immediately after such redemption. See "Description of Senior Notes -- Redemption."

Change of Control..........  Upon the occurrence of a Change of Control, each holder of Senior Notes will have the right to require the Company to purchase all or a portion of such holder's Senior Notes at a price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of purchase. See "Description of Senior
                             Notes -- Certain Covenants -- Change of Control."

Certain Covenants..........  The Indenture relating to the Senior Notes will contain certain covenants, including covenants which limit: (i) indebtedness; (ii) restricted payments; (iii) issuances and sales of capital stock of restricted subsidiaries; (iv) sale/leaseback transactions; (v) transactions with affiliates; (vi) liens; (vii) asset sales; (viii) dividends and other payment restrictions affecting restricted subsidiaries; (ix) conduct of business; and (x) mergers, consolidations and sales of assets. See "Description of Senior Notes -- Certain Covenants" and "-- Merger, Consolidation and Sale of Assets."

Ranking....................  The Senior Notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all senior Indebtedness of the Company and senior to all Subordinated Indebtedness of the Company. The Senior Notes, however, will be effectively subordinated to secured Indebtedness of the Company with respect to the assets securing such Indebtedness and to all Indebtedness of its subsidiaries, whether secured or unsecured. The Indenture will restrict the incurrence of both secured Indebtedness and subsidiary borrowings. At July 31, 1996, the Company and its subsidiaries had $41.1 million of outstanding Indebtedness, all of which will be repaid with the proceeds of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Senior
                             Notes -- Ranking."

Use of Proceeds............  The net proceeds to the Company from the sale of the Senior Notes are estimated to be approximately $72.2 million. Of this amount, approximately $41.1 million will be used to retire outstanding Indebtedness and the remaining $31.1 million will be utilized to fund a portion of the Company's $67.4 million capital expenditure budget for fiscal 1997. See "Use of Proceeds" and
                             "Business -- Technology and Capital Expenditures."

                                VERITAS DGC INC.

            SUMMARY SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth summary supplemental consolidated financial information ("Selected Information") for each of the five years in the period ended July 31, 1996. Such Selected Information for the three years ended July 31, 1995 has been derived from the audited Supplemental Consolidated Financial Statements of the Company and the related notes thereto included elsewhere herein, which statements have been audited by Deloitte & Touche LLP, independent auditors ("Deloitte & Touche"), whose report is included elsewhere herein. The Selected Information for the year ended July 31, 1992 and 1996 has been derived from the unaudited supplemental consolidated financial statements of the Company and related notes thereto. In the opinion of management, the Selected Information for the years ended July 31, 1992 and 1996 include all adjustments necessary to present fairly the results of such periods. Such information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

    As a result of the differing year ends of Digicon and VES, results of operations for dissimilar year ends have been combined. Digicon's results of operations for fiscal years ended July 31, 1992, 1993, 1994 and 1995 have been combined with VES' results of operations for fiscal years ended October 31, 1992, 1993, 1994 and 1995, respectively. Digicon's results of operations for the year ended July 31, 1996 have been combined with VES' results of operations for the twelve months ended July 31, 1996. Accordingly, VES' operating results for the period August 1, 1995 through October 31, 1995 are included in the years ended July 31, 1995 and 1996. An adjustment in an amount equal to the results of operations for the three-month period is included in the unaudited supplemental consolidated statements of changes in stockholders' equity. Revenues, net income and net income per share were $22,150,000, $936,000 and $.05, respectively, for the period August 1, 1995 through October 31, 1995.

                                                                               FOR THE YEARS ENDED JULY 31,
                                                          -----------------------------------------------------------------------
                                                             1992                                                        1996
                                                          (UNAUDITED)       1993           1994           1995        (UNAUDITED)
                                                          -----------    -----------    -----------    -----------    -----------
                                                                                  (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues...............................................  $ 116,826      $  146,090     $  178,392     $  215,630     $ 250,596
  Costs and expenses:
  Operating expenses:
    Cost of services.....................................     95,022         121,873        144,984        170,424       198,711
    Restructuring........................................                                       838
  Write-off/write-down for impairment of assets..........                                     5,235                        3,628
  Depreciation and amortization..........................      7,836          11,741         19,119         23,732        26,921
  Selling, general and administrative....................      4,183           4,797          6,296          5,855         7,255
  Interest...............................................      2,579           1,928          3,213          5,170         5,466
  Merger related costs...................................                                                                  3,666
  Gain on sale of investment in FSU joint ventures.......                                                   (4,370)
  Other..................................................        181            (210)        (1,833)           232           546
                                                            --------        --------       --------       --------      --------
        Total............................................    109,801         140,129        177,852        201,043       246,193
                                                            --------        --------       --------       --------      --------
  Income loss before provision for income taxes and
    equity in loss (earnings) of 50% or less-owned
    companies and joint ventures.........................      7,025           5,961            540         14,587         4,403
  Provision for income taxes.............................      1,229           3,183          5,929          3,807         2,009
  Equity in (earnings) loss of 50% or less-owned
    companies and joint ventures.........................      1,521           2,204          4,965          5,186         1,113
                                                            --------        --------       --------       --------      --------
  Net income.............................................  $   4,275      $      574     $  (10,354)    $    5,594     $   1,281
                                                            ========        ========       ========       ========      ========
OTHER DATA:
  EBITDA(1)..............................................  $  17,440      $   19,630     $   28,945     $   39,119     $  44,084
  Pro forma interest expense(2)..........................         --              --             --             --     $   8,081
  Capital expenditures...................................  $  18,157      $   42,148     $   29,773     $   33,633     $  32,860
  Investments in multi-client surveys....................  $   6,578      $    9,203     $   18,500     $   27,976     $  25,628
  EBITDA/Pro forma interest expense......................         --              --             --             --          5.46x
  Consolidated Fixed Charge Coverage Ratio(3)............         --              --             --             --          3.95x
  Pro forma debt/EBITDA(2)...............................         --              --             --             --          1.70x
  Ratio of earnings to fixed charges(4)(5)...............       1.58x           1.44x          0.59x          1.65x         1.22x

                                                                                      AS OF JULY 31,
                                                          -----------------------------------------------------------------------
                                                             1992           1993           1994           1995           1996
                                                          -----------    -----------    -----------    -----------    -----------
                                                          (UNAUDITED)    (UNAUDITED)                                  (UNAUDITED)
BALANCE SHEET DATA:
  Cash...................................................  $   8,567      $    5,321     $   15,545     $   10,082     $  10,072
  Working capital........................................     16,362           9,704         16,794         14,830        22,479
  Property and equipment -- net..........................     30,509          60,889         68,423         75,379        79,010
  Total assets...........................................     93,378         141,464        171,814        184,340       198,592
  Long-term debt (including current maturities)..........     17,933          30,890         31,104         36,788        41,090
  Stockholders' equity...................................     46,748          69,380         94,517         98,000       105,923
OPERATING DATA:
  Land crews in operation................................          8              12             16             15            14
  Land crews system channels.............................      6,248          12,740         14,526         17,200        18,308
  Marine vessels in operation............................          9               7              5              6             7
  Marine vessels system channels.........................      2,400           2,160          1,680          1,920         3,840
  Data processing centers in operation...................         13              15             17             17            16

- ---------------

 (1) EBITDA represents income before provision for income taxes and equity in (earnings) loss of 50% or less-owned companies and joint ventures plus restructuring costs plus write-down/write-off for impairment of assets plus depreciation and amortization plus interest expense plus merger related costs less gain on sale of investment in FSU joint ventures. EBITDA is presented not as an alternative measure of operating results or cash flow for operations (as determined in accordance with generally accepted accounting principles), but rather to provide additional information related to the debt servicing ability of the Company.

 (2) After giving effect to the issuance of the Senior Notes and the application of proceeds therefrom.

 (3) As defined in "Description of Senior Notes -- Certain Definitions -- Consolidated Fixed Charge Coverage Ratio."

 (4) For the year ended July 31, 1994, earnings were insufficient to cover fixed charges by $4.4 million.

 (5) The effect of the refinancing impacts the ratio of earnings to fixed charges by less than 10%. Therefore the pro forma ratio is not presented.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus.

RANKING OF THE SENIOR NOTES; SECURITY

     Although the Senior Notes will be senior unsecured obligations of the Company ranking pari passu with all other existing and future senior debt of the Company, the indebtedness of the Company under the Credit Agreement dated as of July 18, 1996 among the Company and Digicon Geophysical Corp., Veritas DGC Land Inc. (formerly Digicon/GFS Inc.), Digicon Geophysical Limited, and Digicon Exploration, Ltd., as Borrowers, each of the banks named therein, and Wells Fargo Bank (Texas), National Association (the "Credit Facility"), is secured by certain assets of the Company. Accordingly, the Senior Notes will be effectively subordinated to the extent of such security interests. After the application of the proceeds from this Offering, all indebtedness outstanding under the Credit Facility will be repaid, but future borrowings under the Credit Facility (or under other secured lending arrangements) will be permitted, subject to the applicable terms, conditions and limitations thereof and to the Indenture. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Senior Notes."

DEPENDENCE ON SUBSIDIARIES; HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION

     The Company is principally a holding company whose assets consist primarily of stock in its subsidiaries. Consequently, the Company's ability to repay its indebtedness, including the Senior Notes, depends on the earnings of its subsidiaries and on its ability to receive funds from such subsidiaries through dividends, repayment of intercompany notes or other payments. In addition, the ability of the Company's subsidiaries to pay dividends, repay intercompany notes or make other advances to the Company is subject to restrictions imposed by corporate law and certain United States, state and foreign tax considerations. Several of the Company's subsidiaries are incorporated outside the United States.

     Because the Company is a holding company and the Senior Notes are not guaranteed by any of its subsidiaries, the Senior Notes are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including both senior and subordinated Indebtedness of these subsidiaries, and regardless of whether such liabilities are secured or unsecured. Without limiting the generality of the foregoing, the Senior Notes will be effectively subordinated to the trade creditors of the Company's subsidiaries. Immediately after the Offering, the subsidiaries will have no material Indebtedness. Certain of the subsidiaries are co-borrowers under the Credit Facility.

     The Indenture will not restrict the incurrence of Indebtedness by any Unrestricted Subsidiary. The Indenture will prohibit the Restricted Subsidiaries from incurring Indebtedness except for (i) one or more working capital credit facilities in an aggregate principal amount at any time outstanding up to the Maximum Bank Credit Amount (initially $20 million), (ii) Indebtedness to the Company; or (iii) Indebtedness in an aggregate principal amount at any time outstanding up to the excess, if any, of (A) 10% of the Company's Consolidated Net Tangible Assets over (B) $20 million; provided, however, that the Indebtedness described in clause (iii) may be incurred only if, on a pro forma basis after giving effect to such incurrence and the application of the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio for the four full quarters immediately preceding such event, taken as one period, would have been equal to or greater than 2.5 to 1.0. See "Description of Senior Notes -- Certain Covenants -- Limitation on Indebtedness and Disqualified Capital Stock."

LEVERAGE AND LIQUIDITY

     At July 31, 1996, after giving effect to the issuance of the Senior Notes offered hereby and the application of the net proceeds therefrom, the Company would have had total consolidated debt of approximately $75 million and a ratio of total consolidated debt to total capitalization of approximately

41.4%. The degree to which the Company will be leveraged could have important consequences to holders of the Senior Notes, including the following: (i) the Company's ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness; and (iii) a high degree of leverage may make the Company more vulnerable to economic downturns and may limit its ability to withstand competitive pressures.

     Based on current operations, the Company expects that it will be able to service the interest and principal obligations on its indebtedness as well as its working capital needs and to fund its capital expenditures and other operating expenses out of cash flow from operations and available borrowings under the Credit Facility. However, there can be no assurance that the Company's business will continue to generate cash flows at levels sufficient to meet these requirements. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt and capital expenditures, it may be required to sell assets, reduce capital expenditures, refinance all or a portion of its existing debt (including the Senior Notes) or obtain additional financing. There can be no assurance that any such asset sales or refinancing would be possible or that any additional financing could be obtainable. The Company's ability to meet its debt service obligations will be dependent upon its future performance which, in turn, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.

ENERGY INDUSTRY SPENDING

     Demand for the Company's seismic services depends upon the level of capital expenditures by oil and gas companies for exploration, production, development and field management activities. These activities depend in part on oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases in the United States, Canada and abroad, local and international political, regulatory and economic conditions and the ability of oil and gas companies to obtain capital. In addition, a decrease in oil and gas expenditures could result from such factors as unfavorable tax and other legislation or uncertainty concerning national energy policies. No assurance can be given that current levels of oil and gas activities will be maintained or that demand for the Company's services will reflect the level of such activities. Decreases in oil and gas activity could have a significant adverse effect upon the demand for the Company's services and the Company's results of operations.

COMPETITION FOR SEISMIC BUSINESS

     Competition among seismic contractors historically has been intense. Competitive factors include price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. Certain of the Company's major competitors operate more data acquisition crews than the Company, have substantially greater revenues than the Company and are subsidiaries or divisions of major industrial enterprises having far greater financial and other resources than the Company. There can be no assurance that the Company will be able to compete successfully against its competitors for contracts to conduct seismic surveys and process data. See "Business -- Competition and Other Business Conditions."

HAZARDOUS OPERATING CONDITIONS

     The Company's data acquisition activities involve operating under extreme weather and other hazardous conditions. Accordingly, these operations are subject to risks of loss to property and injury to personnel from such causes as fires, adverse weather and accidental explosions. The Company carries insurance against the destruction of, damage to or loss of its geophysical equipment in amounts that it considers adequate. The Company may not, however, be able to obtain insurance against certain risks or for certain equipment located from time to time in certain areas of the world.

INVESTMENT IN MULTI-CLIENT DATA SURVEYS

     The Company has invested significant amounts in acquiring and processing multi-client data that is owned by the Company (book carrying value of $25.6 million at July 31, 1996), and it expects to continue doing so for the foreseeable future. Though the Company normally obtains prefunding commitments for a majority of the cost of such surveys, future data licensing to multiple customers may not fully recoup the associated costs of acquisition and processing and will be affected by a variety of factors. These include possible technological, regulatory or other industry or general economic developments, any of which could render all or portions of the Company's library of multi-client data obsolete or otherwise impair its value. In addition, the timing of multi-client data licensing is typically less dependable from period to period than are revenues from surveys performed on an exclusive contract basis for single customers.

HIGH FIXED COSTS; CAPITAL INTENSIVE BUSINESS; RISK OF TECHNOLOGICAL OBSOLESCENCE

     Because of the high fixed costs involved in the major components of the Company's business, downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes can result in significant operating losses. In recent years, the Company's contracts for data acquisition have been predominately on a turnkey or on a combination of turnkey/time basis. Under the turnkey method, payments for data acquisition services are based upon the amount of data collected, and the Company bears substantially all of the risk of business interruption caused by inclement weather and other hazards. When a combination of both turnkey and time methods is used, the risk of business interruptions is shared in an agreed percentage by the Company and the customer.

     Seismic data acquisition and processing is a capital intensive business. The development of seismic data acquisition and processing equipment has been characterized by rapid technological advancements in recent years and the Company expects this trend to continue. There can be no assurance that manufacturers of seismic equipment will not develop new systems that have competitive advantages over systems now in use that either render the Company's current equipment obsolete or require the Company to make significant capital expenditures to maintain its competitive position. The Company intends to upgrade its data acquisition and processing equipment as often as necessary to maintain its competitive position. However, to do so may require large expenditures of capital in addition to the Company's planned capital expenditures. There can be no assurance that the Company will have the necessary capital or that financing will be available on favorable terms. If the Company is unable to raise the capital necessary for its capital expenditure program and to upgrade its data acquisition and processing equipment to the extent necessary, it may be materially and adversely affected.

RISKS INHERENT IN INTERNATIONAL OPERATIONS

     In fiscal 1995 and 1996, 61% and 62%, respectively, of the Company's revenues were derived from international operations and export sales, which are subject in varying degrees to risks inherent in doing business abroad. Such risks include the possibility of unfavorable circumstances arising from host country laws or regulations. For example, the Company has approximately 6,500 line miles of offshore Peru seismic data (book value of approximately $1.4 million at July 31, 1996) which will become saleable only upon receipt of previously expected governmental licenses which have been delayed for more than a year and has a $2.6 million claim for income taxes withheld by its client, a foreign national oil company (no book carrying value), which will become collectible only upon approval by the host country's taxation authorities. In addition, foreign operations include risks of partial or total expropriation; currency exchange rate fluctuations and restrictions on currency repatriation; the disruption of operations from labor and political disturbances, insurrection or war; and the requirements of partial local ownership of operations in certain countries. To minimize such risks, the Company generally denominates its contracts in U.S. dollars and other currencies it believes to be stable. The Company also obtains insurance against war, expropriation, confiscation and nationalization when such insurance is available and when management considers it advisable to do so. Such coverage is not always available, and when available, is subject to unilateral cancellation by the insuring companies on short notice.

ENVIRONMENTAL AND OTHER REGULATIONS

     The Company's operations are subject to a variety of foreign, federal, state and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with such laws and related permit requirements in its operations and anticipates that it will continue to do so in the future. In recent years, an increased number of the Company's data acquisition contracts have required customers to obtain all necessary permits. Customers' failure to timely obtain the required permits may result in crew downtime and operating losses. To date, the Company's cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are changed frequently makes it impossible for the Company to predict the cost or impact of such laws and regulations on its future operations. The modification of existing laws or regulations or the adoption of new laws or regulations curtailing offshore drilling for oil and gas or imposing more stringent restrictions on seismic operations could adversely affect the Company.

CHANGE OF CONTROL

     Upon a Change of Control (as defined herein), the Company will be required to offer to repurchase all of the outstanding Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. There can be no assurance that the Company will have sufficient funds available or will be permitted by its other debt agreements to repurchase the Senior Notes upon the occurrence of a Change of Control. In addition, a Change of Control may require the Company to offer to repurchase other outstanding indebtedness and may cause a default under the Credit Facility. The inability to repurchase all of the tendered Senior Notes would constitute an Event of Default (as defined herein) under the Indenture. See "Description of the Senior Notes -- Certain Covenants -- Change of Control."

LACK OF PUBLIC MARKET FOR THE SENIOR NOTES

     The Senior Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the Senior Notes on any national securities exchange or to seek the admission thereof to trading in the Nasdaq National Market System. The Company has been advised by the Underwriters that the Underwriters presently intend to make a market in the Senior Notes following completion of the Offering. However, the Underwriters are not obligated to do so and any market-making activities with respect to the Senior Notes may be discontinued at any time without notice. Accordingly, no assurance can be given that an active market will develop for the Senior Notes or as to the liquidity of or the trading market for the Senior Notes. If a trading market does not develop or is not maintained, holders of the Senior Notes may experience difficulty in reselling the Senior Notes or may be unable to sell them at all. If a market for the Senior Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Senior Notes, future trading prices of the Senior Notes (which could be at a discount to the principal amount thereof) will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and financial condition and the market for similar securities.

                                  THE COMPANY

     The Company is a leading provider of seismic data acquisition, data processing, multi-client data surveys, and exploration and development information services to the oil and gas industry in selected markets worldwide. The Company was incorporated in Texas in 1965 and was reincorporated in Delaware in 1969. The Company's principal offices are located at 3701 Kirby Drive, Houston, Texas 77098, and its telephone number is (713) 526-5611.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Senior Notes offered hereby are estimated to be $72.2 million. Of this amount, approximately $41.1 million will be used to retire outstanding indebtedness having a weighted average interest cost of 9.42% (including borrowings under the Credit Facility). A description of the interest rates, maturities and other material terms of such indebtedness is incorporated by reference to Note 9 of Notes to the Supplemental Consolidated Financial Statements appearing elsewhere in this Prospectus. The remaining $31.1 million will be used to fund a portion of the Company's $67.4 million capital expenditure budget for fiscal 1997. It is anticipated that the balance of the fiscal 1997 capital expenditure budget will be financed from internally generated funds, and, if necessary, from the Credit Facility or other borrowings permitted by the Indenture. See "Prospectus Summary -- Company Overview," "Business -- Technology and Capital Expenditures" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Of the $41.1 million of indebtedness to be retired with a portion of the proceeds of the Offering, $14.1 million was incurred during the past 12 months to finance capital expenditures. Subject to the terms of the Credit Facility and the borrowing limits imposed by the Indenture, the Company may make new borrowings under the Credit Facility from time to time, including capital expenditure projects and acquisition opportunities in areas related to the Company's existing lines of business. The Company currently has no plans, agreements or commitments with respect to any acquisition project.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of July 31, 1996, and as adjusted to reflect the sale of the Senior Notes offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                             (UNAUDITED)
                                                                         AS OF JULY 31, 1996
                                                                       ------------------------
                                                                                         AS
                                                                        ACTUAL        ADJUSTED
                                                                       ---------      ---------
                                                                        (DOLLARS IN THOUSANDS)
Long-term debt including current maturities(1):
  Revolving credit agreement due July 1998 at prime plus  1/4%
     (8.50% at July 31, 1996).......................................   $  11,458
  Secured term loans due July 1999 at interest rates ranging from prime plus  1/2% to prime plus  3/4% (weighted average rate
     8.59% at July 31, 1996)........................................      10,072
  Equipment purchase obligations maturing through July 1999 at an
     average rate of 10.28% at July 31, 1996).......................      19,319
  Mortgage note payable due October 2005 at 10.00%..................         241
  Senior Notes......................................................                  $  75,000
                                                                        --------       --------
          Total long-term debt including current maturities.........      41,090         75,000
Stockholders' equity................................................     105,923        105,923
                                                                        --------       --------
Total capitalization................................................   $ 147,013      $ 180,923
                                                                        ========       ========

- ---------------

(1) For a further description of the terms of the Company's long-term debt, see
    Note 9 of Notes to the Supplemental Consolidated Financial Statements.

                                VERITAS DGC INC.
               SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected supplemental consolidated financial data ("Selected Information") for each of the five years in the period ended July 31, 1996. Such Selected Information for the three years ended July 31, 1995 has been derived from the audited Supplemental Consolidated Financial Statements of the Company and the related notes thereto included elsewhere herein, which statements have been audited by Deloitte & Touche LLP, independent auditors ("Deloitte & Touche"), whose report is included elsewhere herein. The Selected Information for the year ended July 31, 1992 and 1996 has been derived from the unaudited supplemental consolidated financial statements of the Company and related notes thereto. In the opinion of management, the Selected Information for the years ended July 31, 1992 and 1996 include all adjustments necessary to present fairly the results of such periods. Such information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

    As a result of the differing year ends of Digicon and VES, results of operations for dissimilar year ends have been combined. Digicon's results of operations for fiscal years ended July 31, 1992, 1993, 1994 and 1995 have been combined with VES' results of operations for fiscal years ended October 31, 1992, 1993, 1994 and 1995, respectively. Digicon's results of operations for the year ended July 31, 1996 have been combined with VES' results of operations for the twelve months ended July 31, 1996. Accordingly, VES' operating results for the period August 1, 1995 through October 31, 1995 are included in the years ended July 31, 1995 and 1996. An adjustment in an amount equal to the results of operations for the three-month period is included in the unaudited supplemental consolidated statements of changes in stockholders' equity. Revenues, net income and net income per share were $22,150,000, $936,000 and $.05, respectively, for the period August 1, 1995 through October 31, 1995.

                                                                               FOR THE YEARS ENDED JULY 31,
                                                          -----------------------------------------------------------------------
                                                             1992                                                        1996
                                                          (UNAUDITED)       1993           1994           1995        (UNAUDITED)
                                                          -----------    -----------    -----------    -----------    -----------
                                                                                  (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues...............................................  $ 116,826      $  146,090     $  178,392     $  215,630     $ 250,596
  Costs and expenses:
  Operating expenses:
    Cost of services.....................................     95,022         121,873        144,984        170,424       198,711
    Restructuring........................................                                       838
  Write-off/write-down for impairment of assets..........                                     5,235                        3,628
  Depreciation and amortization..........................      7,836          11,741         19,119         23,732        26,921
  Selling, general and administrative....................      4,183           4,797          6,296          5,855         7,255
  Interest...............................................      2,579           1,928          3,213          5,170         5,466
  Merger related costs...................................                                                                  3,666
  Gain on sale of investment in FSU joint ventures.......                                                   (4,370)
  Other..................................................        181            (210)        (1,833)           232           546
                                                            --------        --------       --------       --------      --------
        Total............................................    109,801         140,129        177,852        201,043       246,193
                                                            --------        --------       --------       --------      --------
  Income loss before provision for income taxes and
    equity in loss (earnings) of 50% or less-owned
    companies and joint ventures.........................      7,025           5,961            540         14,587         4,403
  Provision for income taxes.............................      1,229           3,183          5,929          3,807         2,009
  Equity in (earnings) loss of 50% or less-owned
    companies and joint ventures.........................      1,521           2,204          4,965          5,186         1,113
                                                            --------        --------       --------       --------      --------
  Net income.............................................  $   4,275      $      574     $  (10,354)    $    5,594     $   1,281
                                                            ========        ========       ========       ========      ========
  Net income (loss) per share............................        .46             .05           (.66)           .31           .07
  Weighted average shares................................                     11,874         15,633         17,771        17,882
OTHER DATA:
  EBITDA(1)..............................................  $  17,440      $   19,630     $   28,945     $   39,119     $  44,084
  Pro forma interest expense(2)..........................         --              --             --             --     $   8,081
  Capital expenditures...................................  $  18,157      $   42,148     $   29,773     $   33,633     $  32,860
  Investments in multi-client surveys....................  $   6,578      $    9,203     $   18,500     $   27,976     $  25,628
  EBITDA/Pro forma interest expense......................         --              --             --             --          5.46x
  Consolidated Fixed Charge Coverage Ratio(3)............         --              --             --             --          3.95x
  Pro forma debt/EBITDA(3)...............................                                                                   1.70x
  Ratio of earnings to fixed charges(4)(5)...............       1.58x           1.44x          0.59x          1.65x         1.22x

                                                                                      AS OF JULY 31,
                                                          -----------------------------------------------------------------------
                                                             1992           1993           1994           1995           1996
                                                          -----------    -----------    -----------    -----------    -----------
                                                          (UNAUDITED)    (UNAUDITED)                                  (UNAUDITED)
BALANCE SHEET DATA:
  Cash...................................................  $   8,567      $    5,321     $   15,545     $   10,082     $  10,072
  Working capital........................................     16,362           9,704         16,794         14,830        22,479
  Property and equipment -- net..........................     30,509          60,889         68,423         75,379        79,010
  Total assets...........................................     93,378         141,464        171,814        184,340       198,592
  Long-term debt (including current maturities)..........     17,933          30,890         31,104         36,788        41,090
  Stockholders' equity...................................     46,748          69,380         94,517         98,000       105,923
OPERATING DATA:
  Land crews in operation................................          8              12             16             15            14
  Land crews system channels.............................      6,248          12,740         14,526         17,200        18,308
  Marine vessels in operation............................          9               7              5              6             7
  Marine vessels system channels.........................      2,400           2,160          1,680          1,920         3,840
  Data processing centers in operation...................         13              15             17             17            16

- ---------------

(1) EBITDA represents income before provision for income taxes and equity in (earnings) loss of 50% or less-owned companies and joint ventures plus restructuring costs plus write-down/write-off for impairment of assets plus depreciation and amortization plus interest expense plus merger related costs less gain on sale of investment in FSU joint ventures. EBITDA is presented not as an alternative measure of operating results or cash flow for operations (as determined in accordance with generally accepted accounting principles), but rather to provide additional information related to the debt servicing ability of the Company.

(2) After giving effect to the issuance of the Senior Notes and the application of proceeds therefrom.

(3) As defined in "Description of Senior Notes -- Certain Definitions -- Consolidated Fixed Charge Coverage Ratio."

(4) For the year ended July 31, 1994, earnings were insufficient to cover fixed charges by $4.4 million.

 (5) The effect of the refinancing impacts the ratio of earnings to fixed charges by less than 10%. Therefore the pro forma ratio is not presented.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Supplemental Consolidated Financial Statements and Notes thereto and Selected Consolidated Financial Data included elsewhere herein.

RESULTS OF OPERATIONS

Fiscal 1996 Compared with Fiscal 1995

     Revenues. For the year ended July 31, 1996, total revenues increased 16% from $215.6 million to $250.6 million. Land revenues increased 9% from $108.1 million to $117.7 million primarily from increased capacity in Canada and expansion in the United States and Argentina. Marine revenues increased 66% from $32.8 million to $54.4 million, primarily resulting from the reassignment of two vessels to contract work and higher funding levels on multi-client data surveys. This increase was partially offset by lower prices in the Far East. Data processing revenue increased 1% from $50.3 million to $50.9 million. Improved results at the Holland, Singapore and Australia centers were offset by the closing of the Company's Oklahoma City and Colombia centers and its dedicated center in Malaysia, and by reduced European data processing prices. Multi-client data survey revenues increased 16% from $19.8 million to $23.0 million, resulting from an expansion of the Company's data library in response to an increase in demand by oil and gas companies for multi-client data surveys. Information services revenues increased 5% from $4.4 million to $4.6 million.

     Operating Expenses. Cost of services for the period increased 17% from $170.4 million to $198.7 million, and, as a percentage of total revenues, costs of services remained constant at approximately 79%.

     Write-off/Write-down for Impairment of Assets. Write-off/write-down for impairment of assets of $3.6 million relates to mainframe data processing equipment used in the Company's seismic data processing operations that will be replaced by more powerful and flexible workstation-based systems by the first quarter of fiscal 1997.

     Depreciation and Amortization. Depreciation and amortization expense increased 14% from $23.7 million to $26.9 million, due to equipment purchases to upgrade and expand the Company's operations.

     Selling, General and Administrative. Selling, general and administrative expenses increased 24% from $5.9 million to $7.3 million, resulting primarily from additional costs incurred in implementing a new administrative data processing system and from the addition of staff to support the Company's increasing operations.

     Interest. Interest expense increased 6% from $5.2 million to $5.5 million, resulting primarily from prepayment penalties incurred to pay off a $17.0 million revolving credit agreement.

     Merger Related Costs. Merger related costs of $3.7 million consist primarily of investment banking and professional fees and expenses incurred in connection with the Combination.

     Income Taxes. Provision for income taxes decreased from $3.8 million to $2.0 million. An $876,000 tax benefit was recognized as a result of taxable losses in Argentina generated by deductions allowed for social security taxes and employee compensation.

     Equity in Loss. Current year equity in loss is attributable to the Indonesian joint venture. In addition, fiscal 1996 includes a recovery of bad debt of approximately $120,000. The prior year included loss on abandonment of seismic data processing operations of $1.0 million. Furthermore, the Company recorded $1.5 million in equity losses related to the 1995 sale of joint ventures in the FSU.

Fiscal 1995 Compared with Fiscal 1994

     Revenues. For the fiscal year ended July 31, 1995, total revenues increased 21% from $178.4 million to $215.6 million. Land revenues increased 30% from $83.2 million to $108.1 million, resulting from increased capacity to satisfy customer demand in Canada and Argentina. This increase was partially offset by reduced United States and Far East revenues. Land acquisition revenues in the Far East declined as a result of the decommissioning of an Australian crew. Marine revenues decreased 10% from $36.5 million to $32.8 million, resulting from the derigging of two seismic vessels, lower production from three vessels due to offshore obstructions and bad weather, and the redeployment of one vessel from contract work to multi-client data surveys. However, improved market conditions for 2D surveys continued in the Far East where marine revenues increased $6.6 million during the current year. Data processing revenues increased 21% from $41.6 million to $50.3 million resulting from increased capacity and increased demand at existing centers and the successful opening of two additional remote site processing centers in Texas and Venezuela during the year. Multi-client data survey revenues increased 71% from $11.6 million to $19.8 million, resulting from an expansion of the Company's data library in response to increased demand by oil and gas companies for multi-client data surveys.

     Operating Expenses. Cost of services increased 18% from $145.0 million to $170.4 million, primarily resulting from increased operating levels. Cost of services as a percentage of sales declined from 81% to 79% due to savings from the restructuring program implemented during fiscal 1994 and the higher profitability associated with multi-client data surveys. These improvements in margins were partially offset by decreases in Canadian margins caused by a very weak market in the summer months, and by inclement weather and operational challenges experienced in the United States market by the land seismic acquisition division. Furthermore, gross margin in the information services division was reduced due to substantial software development costs which are expensed as incurred. In fiscal 1994, restructuring charges of $838,000 were recognized, primarily relating to severance costs associated with a reduction in the Company's work force.

     Depreciation and Amortization. Depreciation and amortization expense increased 24% from $19.1 million to $23.7 million due to substantial asset purchases during the current year. Fiscal 1995 also includes decreases in charges resulting from the prior year's restructuring program of $2.2 million.

     Selling, General and Administrative. Selling, general and administrative expenses decreased 6% from $6.3 million to $5.9 million, primarily resulting from the accrual in the prior year for benefits payable over five years under an employment contract with a former executive.

     Interest. Interest expense increased 63% from $3.2 million to $5.2 million as a result of increased borrowings on working capital facilities and equipment financing, as well as higher borrowing costs.

     FSU Joint Ventures. In April 1994, the Company acquired interests in joint ventures that operate in the FSU. In acquiring these interests, the Company exchanged common stock and cash commitments valued in excess of the fair market value of the net assets received. The excess value was to be amortized over a 20 year period, and the Company recorded $392,000 of amortization expense during fiscal 1995. The joint ventures were in the start-up phase and the Company recorded $1.5 million of equity losses during fiscal 1995. In June 1995, the Company disposed of its FSU interests and recorded a $4.4 million gain on sale. See Note 4 of Notes to the Supplemental Consolidated Financial Statements.

     Other. Other (income) expenses decreased from income of $1.8 million to an expense of $232,000. In fiscal 1995, net losses were recorded on the disposition of property and equipment, partially offset by a gain on the sale of a vessel. Income recorded in the prior year resulted primarily from a gain on the sale of a vessel.

     Income Taxes. Provision for income taxes decreased from $5.9 million to $3.8 million in 1995 due to the decrease in taxable income in Canada and the United States.

     Equity in Loss. Equity in loss increased 4% from $5.0 million to $5.2 million primarily due to losses from the FSU joint ventures as discussed previously. Losses in the Indonesian joint venture remained constant as a result of restructuring charges of $1.4 million recognized in 1994 compared to losses on abandonment of $1.0 million recognized in 1995.

Fiscal 1994 Compared with Fiscal 1993

     Revenues. During the year ended July 31, 1994, total revenue increased 22% from $146.1 million to $178.4 million. Land revenue increased 83% from $45.5 million to $83.2 million resulting from the addition of three land crews and other seismic acquisition equipment during 1994. Marine revenue decreased 27% from $49.9 million to $36.5 million, primarily resulting from the Company derigging four of its vessels during fiscal 1993 and 1994. Higher land activity levels in Canada and the opening of three additional remote site processing centers in Texas, Argentina, and Venezuela were offset by lower prices for data processing caused by excess capacity in the industry. Multi-client data survey revenues increased 231% from $3.5 million to $11.6 million in response to increased demand by oil and gas companies for such surveys. Information services revenue increased 25% from $3.6 million to $4.5 million.

     Operating Expenses. Cost of services increased 19% from $121.9 million to $145.0 million, primarily resulting from increased operating levels. Cost of services as a percentage of sales decreased from 83% to 81% primarily due to operating efficiencies. In fiscal 1994, the Company incurred restructuring charges of $838,000 as previously discussed.

     Write-off/Write-down for Impairment of Assets. In fiscal 1994, the Company recorded $5.2 million in expenses associated with the write-off/write-down of certain assets including $2.4 million of marine and $552,000 of land acquisition assets related to decommissioned marine vessels and stacked land crews. The write-off/write-down also included the write-down of other marine and land acquisition assets of $1.0 million. In addition, due to decreased activity in the Far East, the Company wrote down data processing equipment by $1.2 million.

     Depreciation and Amortization. Depreciation and amortization expense increased 63% from $11.7 million to $19.1 million. During fiscal 1993 and 1994, the Company spent approximately $72.0 million for upgrades to marine vessels, equipment for new land crews and new processing equipment to enhance its market position. As a result, depreciation expense for fiscal 1994 increased $7.4 million, net of approximately $500,000 in depreciation savings recognized as a result of the write-off/write-down for impairment of assets.

     Selling, General and Administrative. Selling, general and administrative expenses increased 31% from $4.8 million to $6.3 million, as a result of increased activity, expanded international operations, enhancements to communication and management information systems infrastructures, and the expensing of severance benefits.

     Interest. Interest expense increased 68% from $1.9 million to $3.2 million. To provide additional working capital during fiscal 1994, the Company obtained a new revolving credit facility providing advances up to $15.0 million, borrowed $6.1 million in short-term related party debt (of which $3.4 million was outstanding for a majority of fiscal 1994) and financed approximately $4.2 million of equipment purchases.

     Other. Other income increased from $210,000 to $1.8 million, resulting from improved United States to foreign currency exchange rates and gain on the sale of a vessel.

     Income Taxes. Provision for income taxes increased from $3.2 million to $5.9 million. Of the total provision of $5.9 million in 1994, $3.2 million was classified as deferred tax relating primarily to the corporate structure of the Canadian operations which were conducted through a partnership. Income generated from the partnership was deferred for tax purposes by approximately 11 months.

     Equity in Loss. Equity in loss increased $2.8 million primarily due to expenses incurred by the Indonesian joint venture relating to a restructuring program initiated in April 1994 in response to continuing operating losses and poor liquidity to the joint venture. In connection with the restructuring, the Company incurred $1.3 million in total expenses.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's internal sources of liquidity are cash balances ($10.1 million at July 31, 1996) and cash flow from operations ($20.8 million for the year ended July 31, 1996). External sources include the unutilized portion of the revolving credit facility described below, equipment financing and trade credit. The Company maintains a $15.0 million revolving credit facility (the "Credit Facility") with a commercial bank (the "Bank") which, as of the date of this Prospectus, provides for borrowings of up to 80% of the majority of the Company's domestic and foreign receivables (excluding the receivables of VES) at an interest rate of 1/4% over the prime rate, secured by most of the Company's worldwide assets excluding the assets of VES. In connection with the Credit Facility, the Company is limited, without the consent of the lender, in taking certain actions, including creating indebtedness, declaring and paying dividends and is required, among other provisions, to maintain certain financial ratios. The facility matures on July 11, 1998.

     The Company intends to amend the Credit Facility so that it will be secured only by a majority of the Company's domestic and foreign receivables (including VES receivables). The Bank has informally agreed to such amendment, the terms of which have not yet been finalized. For information with respect to certain limitations of the Company's and its subsidiaries' ability to incur indebtedness, see "Description of Senior Notes -- Certain
Covenants -- Limitation of Indebtedness and Disqualified Capital Stock."

     The Company expects that approximately $41.1 million of the net proceeds from the Offering will be used to retire outstanding indebtedness (including borrowings under the Credit Facility). The remaining net proceeds will be used to fund a portion of the Company's $67.4 million capital expenditure budget for fiscal 1997. It is anticipated that the balance of the 1997 capital expenditure budget will be financed from internally generated funds, and, if necessary, from the Credit Facility or other borrowings permitted by the Indenture. See "Business -- Technology and Capital Expenditures."

     The Company requires significant amounts of working capital to support its operations and to fund its capital spending and research and development programs. The Company's foreign operations which accounted for 61% of fiscal 1995 revenues and 62% of revenues for the year ended July 31, 1996, require greater amounts of working capital than similar domestic activities, as the average collection period of foreign receivables is generally longer than for comparable domestic accounts. In addition, the Company has increased its participation in multi-client data surveys and has significantly expanded its library of multi-client data. Because of the lead time between survey execution and sale, non-exclusive surveys generally require greater amounts of working capital than contract work. During the first half of the past two fiscal years, this circumstance was exacerbated as, for budgeting purposes, several clients deferred payments on data library purchases until January 1995 and 1996, respectively, at which time substantially all of such receivables were collected. Depending on the timing of future sales of the data and the collection of the proceeds from such sales, the Company's liquidity will continue to be affected; however, management believes that these multi-client surveys have long-term sales, earnings and cash flow potential.

     The utilization of net operating loss carryforwards ("NOLs") with respect to the Company is subject to certain limitations. Additionally, when such NOLs are utilized, the benefit will be recognized as an addition to paid-in capital and will not be reflected in the consolidated statements of operations.

     The Company will require substantial cash flow to continue operations on a satisfactory basis, complete its capital expenditure program, and meet its principal and interest obligations with respect to the Senior Notes. The Company anticipates that the net proceeds from the Offering, cash flow generated from operations and borrowings under the Credit Facility, will provide sufficient liquidity to fund its cash operating expenses, capital expenditures and general and administrative expenses and meet its debt service obligations until the Senior Notes become due. However, the Company's ability to meet its debt service and other obligations depends on its future performance, which, in turn, is subject to general economic conditions and to financial performance, business and other factors, including factors beyond the Company's control. If the Company is unable to generate sufficient cash flow from operations or otherwise to comply with the terms of the Credit Facility or the Indenture, it may be required to refinance all or a portion of its existing debt or obtain additional financing, although there can be no assurance that the Company will be able to obtain such refinancing or additional financing.

                                    BUSINESS
GENERAL

     The Company is a leading provider of seismic data acquisition, data processing, multi-client data surveys, and information services to the oil and gas industry in selected markets worldwide. Oil and gas companies utilize seismic data for the determination of suitable locations for drilling exploratory wells and, increasingly, in reservoir management for the development and production of oil and gas reserves. The Company acquires seismic data on land and in transition zone and marine environments, processes data acquired by its own crews and crews of other operators and provides comprehensive data management, mapping services and products. The Company acquires seismic data both on an exclusive contractual basis for its customers and on its own behalf for licensing to multiple customers on a non-exclusive basis.

     To increase its presence in the rapidly expanding market for onshore geophysical services, the Company recently effected the Combination with VES, a leading seismic contractor with ten land seismic crews, nine workstation-based land seismic data processing centers and 800 operating personnel. Pursuant to the Combination, the Company acquired all of the voting securities of VES in exchange for the issuance to VES' shareholders of the economic equivalent of approximately 7.0 million shares of the Company's Common Stock.

     Prior to the Combination, the Company initiated a comprehensive program designed to refocus each of the Company's geographic and operational lines of business. The Company's actions included: (i) selling its marine and land seismic equipment manufacturing operations; (ii) selling its joint venture interest in the FSU; (iii) deploying its land and transition zone crews and its marine crews into markets where the Company's presence would be significant;
(iv) expanding its accumulation and licensing of multi-client data surveys to exploit the historically higher margins associated with non-exclusive data sales; (v) emphasizing research and development on its proprietary software in order to capitalize on its reputation for seismic data processing innovation; and (vi) streamlining its cost structure through personnel reductions, office consolidations, vessel deactivations and the outsourcing of certain development and manufacturing functions.

     In the current fiscal year, the Company has embarked upon a $67.4 million capital expenditure program designed to increase its efficiency and improve the competitive position of its principal products and services and to enable the Company to capitalize on high growth/high margin opportunities in selected markets.

     In its land and transition zone activities, the Company expects to spend approximately $14.3 million to upgrade and standardize the equipment utilized by its crews to improve operating efficiency and to provide the capability to expand its activities in transition zone environments in the United States and abroad.

     In its marine activities, the Company expects to spend approximately $40.0 million to upgrade and add to its multi-streamer vessel capability. This increased capability is expected to improve operations and to provide increased multi-client survey opportunities, particularly in the deeper water sectors of the Gulf of Mexico and the North Sea where demand is expected to grow significantly.

     The Company also expects to spend approximately $11.0 million to upgrade its data processing equipment and to expand overall data processing capacity to further enhance its capabilities for sophisticated processing of acquired seismic data.

INDUSTRY OVERVIEW

     Geophysical services enable oil and gas companies to determine whether subsurface conditions are likely to be favorable for finding new oil and gas accumulations and assist oil and gas companies in determining the size and structure of previously identified oil and gas fields. These services consist of the acquisition and processing of 3D and 2D seismic and other geophysical data, which is used to produce computer-generated graphic cross-sections and maps of the subsurface strata. The resulting cross-sections and maps are then analyzed and interpreted by geophysicists and are used by oil and gas companies in the acquisition of new leases, the selection of drilling locations on exploratory prospects and in reservoir development and management.

     Geophysical data is acquired by land, transition zone and marine crews. In data acquisition, a source of acoustical energy is employed at or below the earth's surface and an acoustical wave is produced through the discharge of compressed air, the detonation of small explosive charges, or other energy generating techniques. As the acoustical wave travels through the earth, portions are reflected by variations in the underlying rock layers, and the reflected energy is captured by geophones situated at intervals along specified paths from the point of acoustical impulse. The resulting signals are then transmitted to a recording unit which amplifies the reflected energy wave and converts it into digital data. This data is then input into a specialized data processing system that enhances the recorded signal by reducing noise and distortion and improving resolution and arranges the input data to produce, with the aid of plotting devices, an image of the subsurface strata. By interpreting seismic data, oil and gas companies create detailed maps of prospective areas and producing oil and gas reservoirs.

     Three-dimensional surveys involve the acquisition of a very dense grid of seismic data over a precisely defined area. This heavy concentration of data requires extensive computer processing, involving the use of sophisticated proprietary techniques, to produce an accurate image of the subsurface. Computer analysis of the 3D survey data allows geophysicists to better examine and interpret important subsurface features.

     Over the last several years, worldwide demand for 3D surveys by major oil and gas companies and independent producers has increased. The greater precision and improved subsurface resolution obtainable from 3D seismic data have assisted oil and gas companies in finding new fields and more accurately delineating existing fields, as well as enhancing existing reservoir management and production monitoring techniques. Enhanced subsurface resolution obtainable from 3D studies has been a key factor in improving drilling success ratios and lowering finding and field extension costs in land, transition zone and marine environments. This improved technology, coupled with advances in drilling and completion techniques, are enhancing the industry's ability to develop oil and gas reserves, particularly in transition zone and deep water environments.

SERVICES AND MARKETS

     The Company acquires seismic data in land, transition zone and marine environments and processes data acquired from its own crews as well as data acquired by other geophysical crews. The Company currently operates seven land and transition zone crews in the continental United States, five land crews in Canada and four land crews in South America, currently in Argentina, Ecuador and Peru. The Company's seven marine crews operate in selected markets worldwide. The Company also operates 16 seismic data processing facilities, most of which are located in major petroleum centers around the world. In fiscal 1995 and 1996, 61% and 62%, respectively, of the Company's revenues were attributable to international operations and export sales.

     When performing geophysical services under contract for oil and gas producers, the Company may be employed to acquire and/or process geophysical data. Under these arrangements, the Company's entire work-product belongs to the contracting party. The Company also acquires and processes geophysical data for its own account, preserving its work-product in a data library for later licensing on a non-exclusive basis. When acquiring data for its library, the Company generally obtains pre-funding commitments for a majority of the cost of such surveys from multiple clients.

     The following tables set forth the Company's revenues by service group and geographical area:

                          REVENUES BY SERVICE GROUP(1)

                                                                YEARS ENDED JULY 31,
                                                 --------------------------------------------------
                                                   1993         1994         1995          1996
                                                 ---------    ---------    ---------    -----------
                                                                                        (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS)
Land and transition zone data acquisition......  $  45,454    $  83,229    $ 108,133     $ 117,667
Marine data acquisition........................     49,935       36,509       32,781        54,360
Data processing................................     42,053       41,591       50,309        50,945
Licensing of multi-client data surveys.........      3,522       11,604       19,804        23,003
Exploration and development information
  services.....................................      3,617        4,533        4,378         4,621
Other..........................................      1,509          926          225
                                                  --------     --------     --------      --------
          Total................................  $ 146,090    $ 178,392    $ 215,630     $ 250,596
                                                  ========     ========     ========      ========

- ---------------

(1) Revenues from data acquisition and data processing services are recorded as revenues based on contractual rates set forth in the related contract if the contract provides a separate rate for each segment. If the contract only provides a rate for the overall service, revenue is recognized based on the percentage of the work effort completed compared with the total work effort involved in the contract.

                         REVENUES BY GEOGRAPHICAL AREA

                                                                 YEARS ENDED JULY 31,
                                                  --------------------------------------------------
                                                    1993         1994         1995          1996
                                                  ---------    ---------    ---------    -----------
                                                                                         (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
United States(1)...............................   $  43,773    $  67,373    $  87,318     $  98,876
Canada.........................................      32,244       46,501       44,297        47,423
Europe and Middle East.........................      24,699       29,891       20,230        37,393
Africa.........................................      13,020
Far East.......................................      27,783       16,958       25,918        30,558
South America..................................       4,571       17,669       37,867        36,346
                                                   --------     --------     --------      --------
          Total................................   $ 146,090    $ 178,392    $ 215,630     $ 250,596
                                                   ========     ========     ========      ========

- ---------------

(1) Includes export sales of $10,138; $1,501; $2,228 and $4,774 in fiscal 1993,
    1994, 1995 and 1996, respectively.

See Note 20 of Notes to the Supplemental Consolidated Financial Statements for additional geographical information.

     Geophysical services are marketed from the Company's Houston and Calgary offices and from its regional administrative centers by personnel whose duties also typically include technical, supervisory or executive responsibilities. Contracts are obtained either through competitive bidding in response to invitations for bids, by direct negotiation with the prospective customer or through the initiation by the Company of surveys for its data library, which surveys are then offered for license on a non-exclusive basis.

     Contracts for exclusive data acquisition involve payments on either a turnkey or a time basis or on a combination of both methods. Under the turnkey method, payments for data acquisition services are based upon the amount of data collected, and the Company bears substantially all of the risk of business interruption caused by inclement weather and other hazards. When operating on a time basis, payments are based on agreed rates per unit of time, which may be expressed in periods ranging from days to months, and most of the risk of business interruption (except for interruptions caused by failure of the Company's equipment) is borne by the customer. When a combination of both turnkey and time methods is used, the risk of business interruptions is shared in an agreed percentage by the Company and the customer. In each case, progress payments are usually required unless it is expected that the job can be accomplished in a brief period. In recent years, the Company's contracts for data acquisition have been predominantly on a turnkey or on a combination of turnkey/time basis. Substantially all exclusive data processing work is done on a turnkey basis.

LAND AND TRANSITION ZONE DATA ACQUISITION

     The Company's land and transition zone data acquisition services are conducted by 16 seismic crews, with a combined seismic recording capacity of approximately 18,000 channels. Seven of the crews are operating in the continental United States, five in Canada and four in South American markets.

     The Company's land and transition zone crews are equipped to perform both 3D and 2D surveys. Each of the Company's crews consists of a surveying unit which lays out the lines to be recorded and marks the site for shot-hole placement or equipment location; an explosives or mechanical vibrating unit (a vibroseis); and a recording unit that lays out the geophones and recording instruments, directs shooting operations and records the acoustical signal reflected from subsurface strata. On the typical land seismic survey, the seismic crew is supported by several drill crews, which are furnished by third parties under short-term contracts. Drill crews operate in advance of the seismic crew and bore shallow holes for explosive charges which, when detonated by the seismic crew, produce the necessary acoustical impulse. In locations where the use of explosives is precluded due to population density, technical requirements or ecological factors, a mechanical vibrating unit or compressed air is substituted for explosives as the acoustical source. The Company owns 49 vibroseis units which provide 44,000 to 51,000 pounds of energy force.

     The Company uses helicopters to aid its crews in seismic data acquisition in situations where such use will reduce overall costs and/or improve productivity. In a helicopter-supported project, seismic lines are cut approximately two meters wide compared to five meters wide when trucks are used to move cables, geophones and personnel. The use of helicopters, which is often required in areas with rugged terrain and in agricultural areas, results in better access and lessened surface damage. In such a project, each seismic crew is typically supported by one or two helicopters specifically suited to seismic acquisition requirements.

     The Company plans to spend approximately $14.3 million during fiscal 1997 which it believes will provide efficiencies and additional capacity in its land and transition zone data acquisition operations. Of this amount, approximately $3.4 million will be used to acquire geophones and cables which will result in standardization of this equipment so that such equipment will be interchangeable among the Company's seismic crews. In addition, three of the transition zone crews have been upgraded to I/O System Two-RSR equipment at a cost of approximately $6.0 million.

MARINE DATA ACQUISITION

     Marine data acquisition services are carried out by the Company's crews operating from vessels which have been modified or equipped to the Company's specifications and outfitted with a full complement of seismic, navigational and communications equipment.

     The following table sets forth certain information concerning the geophysical vessels operated by the Company as of September 1, 1996:

                                 YEAR
                                ENTERED                                                SEISMIC RECORDING
            VESSEL              SERVICE       LOCATION         LENGTH        BEAM     CAPACITY (CHANNELS)
- ------------------------------- -------    ---------------   ----------    --------   -------------------
Acadian Searcher...............  1983      Australia          217 feet     44 feet        480/3D
Ross Seal......................  1987      Indonesia          176 feet     38 feet        240/3D
Seacor Surf(1).................  1991      Gulf of Mexico     135 feet     35 feet        240/3D
Polar Search...................  1992      North Sea          300 feet     51 feet       1,920/3D
Pearl Chouest(1)...............  1995      Gulf of Mexico     210 feet     40 feet        240/3D
Cape Romano(1).................  1996      Gulf of Mexico     155 feet     36 feet        240/3D
Polar Princess.................  1996      North Sea          250 feet     46 feet        480/3D

- ---------------

(1) Current vessel charter to expire in fiscal 1997.

     The Polar Search is chartered from a ship operator for an initial term which expires on December 31, 1999. The vessel has recently been upgraded and equipped with advanced technology including the capability to simultaneously record up to eight seismic lines utilizing any combination of up to four Syntrak 480 streamers and two energy sources, as well as the most advanced navigation and positioning equipment obtainable. The Polar Princess has been chartered from a ship operator initially on a short-term charter and will acquire primarily multi-client data. A longer-term charter is currently being negotiated on the Polar Princess. The Polar Princess is equipped with a Syntron marine digital telemetry system and one Syntron streamer, and will be upgraded to the latest technology, a multi-streamer Syntron system, in fiscal 1997.

     The Company's vessels (other than the Polar Search) are operated under charter arrangements expiring at various times throughout fiscal 1997. Historically, the Company has been able to extend its vessel charters on terms and at rates closely approximating the expiring terms and rates. The Company is reviewing the charters on the Seacor Surf, the Pearl Chouest, and Cape Romano, which expire in fiscal 1997. Decisions on whether to extend or renew the expiring vessel charters or enter into charters with other vessel owners are pending and will be made prior to each charter expiration date.

     All of the vessels operated by the Company are equipped to perform both 3D and 2D seismic surveys. During the last several years, a majority of the marine seismic data acquisition services performed by the Company involved 3D surveys. The Company frequently upgrades seismic survey equipment on its vessels to enhance performance quality and incorporate new technology. Each vessel generally has an equipment complement consisting of seismic recording instrumentation, of digital seismic streamer cable, cable location and seismic data location systems, multiple navigation systems, a source control system which controls the synchronization of the energy source and a firing system which generates the acoustical impulses. The streamer cable contains hydrophones that receive the acoustical impulses reflected by variations in the subsurface strata. Data acquired by each channel in the digital cable is partially processed before it is transmitted to recording instruments for storage on magnetic media, thus reducing subsequent processing time and the effective acquisition costs to the customer.

     Vessels with multiple streamers and multiple energy sources acquire more lines of data with each pass, reducing time to completion and the effective acquisition cost. At present, only one of the Company's vessels is equipped for multi-streamer operation. Accordingly, the Company is reviewing options with respect to its expiring charters and upgrading vessels or adding a new vessel at an aggregate cost of approximately $34.8 million. The Company presently expects to operate a total of three multi-streamer vessels in the Gulf of Mexico and the North Sea. These expansions and upgrades represent the primary portion of the Company's $40.0 million capital expenditure budget for marine operations in fiscal 1997.

     Each marine seismic crew consists of approximately 20 persons, excluding the ship's captain and ship personnel. Seismic personnel live aboard ship during their tours of duty, which are staggered to permit continuous operations. During seismic operations, the Company's personnel direct the positioning of the vessel using sophisticated navigational equipment, deploy and retrieve the seismic streamer cable and energy-source array, and operate all other systems relating to data collection activities. The Company's personnel do not, however, have ultimate responsibility for the vessel, which is operated by the captain and personnel who are employees of the vessel owner.

DATA PROCESSING

     The Company currently operates 16 geophysical data processing centers, including two under contract to major oil companies. Seven of the data processing centers are fully portable, with short set-up times. These centers allow the Company to meet seismic processing demand in changing international locations. At each of the centers, data received from the field, both from the Company and other geophysical crews, is processed to produce an image of the earth's subsurface using proprietary computer software and techniques developed by the Company. The Company also reprocesses older seismic data using new techniques designed to enhance the quality of the data. A majority of the Company's data processing services are performed on 3D seismic data. The Company's data processing centers have opened at various times from 1966 through 1996 and are located in Houston, Texas (two locations); Hurst, Texas; Dallas, Texas; Midland, Texas; Denver, Colorado; Singapore; London, England; Calgary, Alberta; Brisbane, Australia; Assen, Holland; Jakarta, Indonesia; Kuala Lumpur, Malaysia; Buenos Aires, Argentina; Neuquen, Argentina; and Caracas, Venezuela. The Assen center is operated under a customer contract which expires in December 1996. The Company plans to close the Jakarta center in fiscal 1997.

     Seven of the Company's centers operate high capacity, advanced technology data processing systems based on NEC and Hewlett Packard ("HP") computer systems with high speed networks. These systems utilize the Company's proprietary software, seismicTANGO, originally developed by Digicon, which is installed on three marine vessels. The data acquisition crews run seismicTANGO software identical to that utilized in the NEC and HP systems, allowing for ease in the movement of data from the field to the data processing centers. The seismicTANGO software is being used and developed primarily for marine data processing which involves large projects in comparison with typically smaller scale land data processing projects.

     Nine of the Company's centers process seismic data on Sun workstations. These systems use SAGE, a proprietary processing system originally developed by VES. SAGE is being used and developed primarily for land data processing. The Company intends to continue development of both SAGE and seismicTANGO until such time as a single software system, utilizing the best features of SAGE and seismicTANGO, is developed for use in all Company data processing centers.

     The Company has dedicated approximately $11.0 million of its fiscal 1997 capital budget to data processing activities. Because of the increased complexity of processing 3D surveys, the Company plans to retire certain of its older mainframe equipment and upgrade to more powerful and flexible workstation-based systems at five of its data processing centers which are dedicated primarily to processing marine data. In its land processing operations, the Company is acquiring additional Sun workstations to add capacity at existing processing centers and to equip two new processing centers. These expansions and upgrades are expected to increase capacity and lower operating costs.

LICENSING OF MULTI-CLIENT DATA SURVEYS

     In its data acquisition and processing efforts, the Company acquires and processes data for its own account through surveys partially or wholly funded by multiple customers. Once acquired and processed, such surveys are then licensed for use to other customers on a non-exclusive basis. Factors considered in determining whether to undertake such surveys include the availability of initial participants to underwrite a majority of the costs, the location to be surveyed, the probability and timing of future lease, concession and development activity in the area, and the availability, quality and price of competing data.

     During the past three years, the Company has increased its emphasis on its multi-client data surveys. During the two year period ended July 31, 1996, 188,642 line miles of new seismic data were added to the Company's library. The Company expects to continue its emphasis on the licensing of multi-client data surveys and in fiscal 1997 expects to selectively add additional Gulf of Mexico and North Sea data to its library. For additional information with respect to the multi-client data library, see "Risk Factors -- Investment in Multi-Client Data Surveys."

EXPLORATION AND DEVELOPMENT INFORMATION SERVICES

     The Company also provides various exploration and development information services to the oil and gas industry. These services include data verification through geophysical survey audit, seismic database management, service bureau mapping of surface and subsurface oil and gas information, data supply for grid, culture, wells, pipelines, land and related data sets and mapping systems, as well as geographical information systems software development.

TECHNOLOGY AND CAPITAL EXPENDITURES

     The geophysical industry is highly technical, and the requirements for the acquisition and processing of seismic data have evolved continuously over the past 50 years. Accordingly, it is of significance to the Company that its technological capabilities are comparable or superior to those of its competitors, whether through continuing research and development, strategic alliances with equipment manufacturers or by acquiring technology under license from others. The Company has introduced several technological innovations in its geophysical service business, which have become industry standard practice in both acquisition and processing.

     Currently, the Company employs approximately 44 persons in its research and development activities, substantially all of whom are scientists, engineers or programmers. During fiscal 1994, 1995 and 1996, research and development expenditures were $5.8 million, $3.6 million and $3.2 million, respectively. The reduced level of expenditures in fiscal 1995 and 1996 reflects the transfer of the Company's marine and land engineering department to Syntron in August 1994.

     The Company rarely applies for patents on internally developed technology. This policy is based upon the belief that most proprietary technology, even where regarded as patentable, can be more effectively protected by maintaining confidentiality than through disclosure and a patent enforcement program.

     Certain of the equipment, processes and techniques used by the Company are subject to the patent rights of others, and the Company holds non-exclusive licenses with respect to a number of such patents. While the Company regards as beneficial its access to others' technology through licensing, the Company believes that substantially all presently licensed technology could be replaced without significant disruption to the business should the need arise.

     The capital expenditure program for fiscal 1997 requires expenditures of approximately $67.4 million and $3.3 million for research and development activities. The amount of future capital expenditures will depend on the availability of funding and market requirements as dictated by oil and gas company activity levels.

     The following table sets forth a summary of the Company's capital expenditures for the four years ended July 31, 1996, and its budgeted capital expenditures for the year ending July 31, 1997.

                                                                 YEARS ENDED JULY 31,
                                               --------------------------------------------------------
                                                 1993        1994        1995        1996        1997
                                               --------    --------    --------    --------    --------
                                                                                               (BUDGETED)

                                                                (DOLLARS IN THOUSANDS)
Land and transition zone data acquisition...   $ 15,992    $ 21,566    $ 18,004    $ 15,020    $ 14,321
Marine data acquisition.....................     19,021       3,370       8,296       7,757      39,979
Data processing centers.....................      6,252       3,789       6,064       8,215      11,004
Exploration and development information
  services..................................        561         585         431         179         503
Other.......................................        322         463         838       1,689       1,622
                                               --------    --------    --------    --------    --------
          Total.............................   $ 42,148    $ 29,773    $ 33,633    $ 32,860    $ 67,429(1)
                                                =======     =======     =======     =======     =======

- ---------------

(1) Of this amount, approximately $7.7 million represents capital spending necessary to maintain the Company's operating equipment and the remainder is for discretionary capital spending, including approximately $26.2 million for the replacement of older operating equipment with a view to substantially enhancing operating efficiency and the remaining $33.5 million for expansion of its equipment complement to meet increased demand for seismic services.

COMPETITION AND OTHER BUSINESS CONDITIONS

     Competition. The acquisition and processing of seismic data for the oil and gas exploration industry has historically been highly competitive worldwide. However, as a result of changing technology and increased capital requirements, the seismic industry has consolidated substantially since the late 1980s. The consolidation has reduced the number of competitors, and the largest competitors remaining in the market are Western Geophysical (a division of Western Atlas Inc.), Geco-Prakla (a division of Schlumberger), Compagnie Generale Geophysique and Petroleum Geo-Services A/S. Although reliable comparative figures are not available in all cases, the Company believes that its largest competitors have more extensive and diversified operations and have financial and operating resources in excess of those available to the Company. Competition for available seismic surveys is based on several competitive factors, including price, performance, dependability, crew experience and equipment availability.

     Operating Conditions/Seasonality. The Company's data acquisition activities often are conducted under extreme weather and other hazardous conditions. Accordingly, these operations are subject to risks of injury to personnel and loss of equipment. The Company carries insurance against the destruction of, or damage to, its chartered vessels and its geophysical equipment in amounts that it considers adequate. The Company may not, however, be able to obtain insurance against certain risks or for equipment located from time to time in certain areas of the world. The Company obtains insurance against war, expropriation, confiscation and nationalization when such insurance is available and when management considers it advisable to do so. Such coverage is not always available and, when available, is subject to unilateral cancellation by the insuring companies on short notice. The Company also carries insurance against pollution hazards and injury to persons and property that may result from its operations and considers the amounts of such insurance to be adequate.

     Fixed costs, including costs associated with vessel charters and operating leases, labor costs, depreciation and interest expense, account for a substantial percentage of the Company's costs and expenses. As a result, downtime or low productivity resulting from reduced demand, equipment failures, weather interruptions or otherwise, can result in significant operating losses.

     The Company's seismic operations and quarterly financial results historically have been subject to seasonal fluctuation, with the greatest volume of both data acquisition and data processing occurring during the summer and fall in the Northern Hemisphere. However, as a result of the expansion of the Company's foreign operations and the deployment of its seismic vessels and crews into regions having opposing seasons or less severe weather conditions, the Company believes that the impact of seasonal fluctuations has been reduced. In addition to seasonality, the Company historically has experienced quarterly fluctuations in operating results. Operating results in any fiscal quarter may vary as a result of (i) the magnitude of certain contracts for the acquisition or sale of data, (ii) customers' budgetary cycles and (iii) seismic data sales occurring as a result of offshore lease sales. In light of customer budgetary considerations, the majority of the Company's sales of proprietary seismic data has historically tended to occur in the Company's first and second quarters.

BACKLOG

     At July 31, 1996, the Company's backlog of commitments for services was $158.8 million, compared with $139.6 million at July 31, 1995, substantially all of which was attributable to large-scale, longer duration seismic acquisition and processing services. Such backlog consisted of written orders or commitments believed to be firm. Contracts for services are occasionally varied or modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. In addition, because of the short contract lead times and the smaller scale and relatively short duration (typically less than one month) of land seismic surveys typical in the North American highlands markets served by VES prior to the Combination, backlog is insubstantial with respect to that portion of the Company's business. As a result of these factors, the Company's backlog as of any particular date may not be indicative of the Company's actual operating results for any succeeding fiscal period. It is anticipated that substantially all of the orders and commitments included in backlog at July 31, 1996, will be completed within the next twelve months.

SIGNIFICANT CUSTOMERS

     Historically, the Company's principal customers have been international oil and gas companies, foreign national oil companies and independent oil and gas companies. In fiscal 1993, Mobil Oil Corporation and its subsidiaries accounted for 12% of the Company revenues. Due to the contractual nature of the Company's operations, it is anticipated that significant portions of future consolidated revenues may be attributable to a few customers, although it is likely that the identity of such customers may change from period to period.

EMPLOYEES

     At July 31, 1996, the Company employed approximately 2,700 full-time personnel. With the exception of approximately 39 unionized employees in the Company's Singapore data processing center, none of its employees is subject to collective bargaining agreements. The Company considers the relations with its employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The table below sets forth certain information regarding the Company's executive officers and directors.

               NAME                  AGE                        POSITION(S)
- ----------------------------------   ---     -------------------------------------------------
David B. Robson...................   57      Chairman of the Board and Chief Executive
                                             Officer, Director
Stephen J. Ludlow.................   46      President and Chief Operating Officer, Director
Lawrence C. Fichtner..............   51      Executive Vice President -- Corporate
                                               Communications, Director
Richard W. McNairy................   56      Executive Vice President, Treasurer and Chief
                                               Financial Officer
Rene M.J. VandenBrand.............   38      Vice President -- Business Development and
                                               Corporate Secretary
George F. Baker...................   57      Director
Clayton P. Cormier................   64      Director
Ralph M. Eeson....................   48      Director
Steven J. Gilbert.................   49      Director
Brian F. MacNeill.................   57      Director
Douglas B. Thompson...............   47      Director
Jack C. Threet....................   68      Director

     David B. Robson. Mr. Robson has been chairman of the board and chief executive officer of the Company since consummation of the Combination on August 30, 1996. Prior thereto, he had held similar positions with VES or its predecessors since 1974.

     Stephen J. Ludlow. Mr. Ludlow became president and chief operating officer of the Company in August 1996, upon consummation of the Combination. He was employed by Digicon for 24 years and served as president and chief executive officer of Digicon for the preceding two years. Prior to 1994, he served as executive vice president of Digicon for the preceding four years following eight years of service in a variety of progressively more responsible management positions, including several years of service as the executive responsible for operations in Europe, Africa and the Middle East.

     Lawrence C. Fichtner. Mr. Fichtner became executive vice president -- corporate communications of the Company in August 1996, upon consummation of the Combination. Prior thereto, he had been executive vice president of VES or its predecessors since 1978. During the ten years prior to joining VES, he held various positions as a geophysicist with Geophysical Services Inc., Texas Exploration Ltd. and Bow Valley Exploration Ltd.

     Richard W. McNairy. Mr. McNairy was appointed executive vice president, chief financial officer, and treasurer of the Company in August 1996, upon consummation of the Combination. He served as vice president and chief financial officer of Digicon from February 1994 until consummation of the Combination. Prior to joining Digicon, Mr. McNairy was corporate controller of Halliburton Energy Services Group for three years and vice president -- finance for its geophysical services subsidiary for the preceding two years. Prior to 1989 and since 1974 he was employed in various financial and operational management capacities with predecessor companies acquired by Halliburton.

     Rene M.J. VandenBrand. Mr. VandenBrand became vice president -- business development and corporate secretary of the Company in August 1996 upon consummation of the Combination. Prior thereto, he had been vice president finance and secretary of VES since November 1995, following two years of service in comparable positions with Taro Industries Limited. He was previously a partner of Coopers & Lybrand Chartered Accountants in Calgary.

     George F. Baker. Mr. Baker has been president of Cambridge Capital Holdings, Inc., a private investment firm, for more than five years. He also serves as chairman of the board and president of Whitehall Corporation, a manufacturer of seismic towed arrays for offshore oil exploration, and through its Aerocorp subsidiary, is a provider of aircraft maintenance for the airline industry.

     Clayton P. Cormier. Mr. Cormier is currently a financial and insurance consultant. From 1986 to 1991, Mr. Cormier was a senior vice president in the oil and gas division of Johnson & Higgins, an insurance broker, and previously served as chairman of the board, president, and chief executive officer of Ancon Insurance Company, S.A. and as an assistant treasurer of Exxon Corporation.

     Ralph M. Eeson. Mr. Eeson has been co-owner and chairman of the board of Kids Only Clothing Club Inc., a manufacturer and direct seller of children's clothing, since 1991. From 1977 to 1991, he was a senior partner at Code Hunter, Barristers and Solicitors, Calgary. He remains counsel to Code Hunter.

     Steven J. Gilbert. Mr. Gilbert has been managing general partner of Soros Capital L.P. since 1992. Soros Capital L.P. is the principal venture capital and leveraged transaction entity of Quantum Group of Funds. He is also the managing director of Commonwealth Capital Partners, L.P., a private entity investment fund. Mr. Gilbert is a director of Katz Media Group, Inc., NFO Research, Inc., The Asian Infrastructure Fund, Peregrine Indonesia Fund, Inc., Terra Nova (Bermuda) Holdings, Ltd., GTS -- Duratek, Inc., Sydney Harbour Casino Holdings, Ltd., and UroMed, Inc., and is a member of the Advisory Committee of Donaldson, Lufkin & Jenrette Merchant Banking.

     Brian F. MacNeill. Mr. MacNeill has been president and chief executive officer of IPL Energy Inc., a crude oil and liquids transportation and natural gas distribution company, formerly Interprovincial Pipe Line, Inc. ("IPL"), since 1991. He was executive vice president and chief operating officer of IPL from 1990 to 1991 and previously served as chief financial officer of Interhome Energy, Inc. and Home Oil Company Limited and as vice president and treasurer of Hiram Walker Resources Ltd.

     Douglas B. Thompson. Mr. Thompson served as chairman of the board of the Company from May 1994 until consummation of the Combination in August 1996. He is a private investor and also served as chairman of the board of WellTech, Inc., a privately-held workover drilling company, until its sale in March 1996.

     Jack C. Threet. Mr. Threet was formerly vice president for exploration of Shell Oil Company. Prior to his retirement from Shell Oil Company in 1987, Mr. Threet was also a member of the boards of directors of several affiliates of Shell Oil Company.

                          DESCRIPTION OF SENIOR NOTES

     The Senior Notes will be issued under an indenture (the "Indenture") to be entered into between the Company, as issuer, and Fleet National Bank, as trustee (the "Trustee"). The terms of the Senior Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Senior Notes are subject to all such terms, and Holders of Senior Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions of certain terms contained therein. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."

GENERAL

     The Senior Notes will be senior unsecured obligations of the Company limited to $75 million aggregate principal amount. The Senior Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Principal of, premium, if any, and interest on the Senior Notes will be payable, and the Senior Notes will be transferable, at the office or agency of the Company in the City of New York maintained for such purposes, which initially will be the corporate trust office or agency of the Trustee maintained at Shawmut Trust Company, c/o First Chicago Trust Company of New York, 14 Wall Street, 8th Floor, Window-2, New York, New York 10005. No service charge will be made for any transfer, exchange or redemption of the Senior Notes, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be payable in connection therewith.

MATURITY, INTEREST AND PRINCIPAL PAYMENTS

     The Senior Notes will mature on           , 2003. Interest on the Senior
Notes will accrue from             , 1996 at the rate of   % per annum and will
be payable semiannually in cash in arrears on           and           of each
year, commencing           , 1997, to the Persons in whose name the Senior Notes
are registered in the Note Register at the close of business on the
               or                next preceding such interest payment date.
Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

REDEMPTION

     Optional Redemption. The Senior Notes will be redeemable at the option of
the Company, in whole or in part, at any time on or after           , 2000, upon
not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of redemption), if
redeemed during the 12-month period beginning on           of the years
indicated below:

                                                                           REDEMPTION
                                       YEAR                                  PRICE
        ------------------------------------------------------------------ ----------
        2000..............................................................         %
        2001..............................................................         %
        2002 and thereafter...............................................   100.00%

     Notwithstanding the foregoing, at any time on or prior to           , 1999,
up to $20 million in aggregate principal amount of Senior Notes will be redeemable, at the option of the Company, from the Net Cash Proceeds of a Public
Equity Offering, at a redemption price equal to   % of the principal amount
thereof, together with accrued and unpaid interest to the date of redemption, provided that at least $55 million in aggregate principal amount of Senior Notes remains outstanding immediately after such redemption and that such redemption occurs within 60 days following the closing of such Public Equity Offering.

     In the event that less than all of the Senior Notes are to be redeemed, the particular Senior Notes (or any portion thereof that is an integral multiple of $1,000) to be redeemed shall be selected not less than 30 nor more than 60 days prior to the date of redemption by the Trustee, from the outstanding Senior Notes not previously called for redemption, pro rata, by lot or by any other method the Trustee shall deem fair and appropriate.

     Mandatory Redemption. The Company will not be required to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

     Offers to Purchase. As described below, (a) upon the occurrence of a Change of Control, the Company will be obligated to make an offer to purchase all outstanding Senior Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase and (b) upon certain sales or other dispositions of assets, the Company may be obligated to make offers to purchase Senior Notes with a portion of the Net Available Proceeds of such sales or other dispositions at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "-- Certain
Covenants -- Change of Control" and "-- Limitation on Asset Sales."

RANKING

     The Senior Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all other senior Indebtedness of the Company. The Senior Notes, however, will be effectively subordinated to secured Indebtedness of the Company with respect to the assets securing such Indebtedness. At July 31, 1996, the Company had $41.1 million principal amount of Indebtedness outstanding, all of which will be repaid with the proceeds of the Offering. Because the Company is a holding company and the Senior Notes are not guaranteed by any of its Subsidiaries, the Senior Notes are effectively subordinated to all existing and future liabilities of the Company's Subsidiaries, including both senior and subordinated Indebtedness of these Subsidiaries, and regardless of whether such liabilities are secured or unsecured. Immediately after the Offering, the Subsidiaries will have no material Indebtedness. Certain of the subsidiaries are co-borrowers under the Credit Facility. See "Capitalization." Subject to certain limitations, the Company and its Subsidiaries may incur additional Indebtedness in the future. See "Risk Factors -- Dependence on Subsidiaries; Holding Company Structure; Effective Subordination" and "-- Certain Covenants -- Limitation on Indebtedness and Disqualified Capital Stock."

CERTAIN COVENANTS

     The Indenture will contain, among others, the covenants described below.

     Limitation on Indebtedness and Disqualified Capital Stock. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of (collectively, "incur") any Indebtedness (including any Acquired Indebtedness but excluding any Permitted Indebtedness) or any Disqualified Capital Stock, unless, on a pro forma basis after giving effect to such incurrence and the application of the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio for the four full quarters immediately preceding such event, taken as one period, would have been equal to or greater than 2.5 to 1.0.

     (b) The Company will not incur any Indebtedness that is expressly subordinated to any other Indebtedness of the Company unless such Indebtedness, by its terms or the terms of any agreement or instrument pursuant to which such Indebtedness is issued or outstanding, is also expressly made subordinate to the Senior Notes at least to the extent it is subordinated to such other Indebtedness.

     (c) The Company will not permit any of its Restricted Subsidiaries to incur any Indebtedness (excluding Permitted Indebtedness referred to in clauses (i) and (vi) (to the extent consisting of

Indebtedness to the Company) of the definition thereof and Permitted Subsidiary Indebtedness) or to issue any Preferred Stock.

     Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

          (i) declare or pay any dividend on, or make any other distribution to holders of, any shares of Capital Stock of the Company (other than dividends or distributions payable solely in shares of Qualified Capital Stock of the Company or in options, warrants or other rights to purchase Qualified Capital Stock of the Company);

          (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Restricted Subsidiary or except pursuant to a Permitted Investment) or any options, warrants or other rights to acquire such Capital Stock;

          (iii) make any principal payment on or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, scheduled sinking fund payment or maturity, any Subordinated Indebtedness, except in any case out of the Net Cash Proceeds of any Permitted Indebtedness referred to in clause (ix) of the definition thereof; or

          (iv) make any Restricted Investment;

(such payments or other actions described in clauses (i) through (iv) being collectively referred to as "Restricted Payments"), unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the amount determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution),

     (1) no Default or Event of Default shall have occurred and be continuing,

     (2) the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in accordance with paragraph (a) of the "-- Limitation on Indebtedness and Disqualified Capital Stock" covenant, and

     (3) the aggregate amount of all Restricted Payments declared or made after the date of the Indenture shall not exceed the sum (without duplication) of the following:

          (A) 50% of the Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on August 1, 1996 and ending on the last day of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such Consolidated Net Income is a loss, minus 100% of such loss),

          (B) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Restricted Subsidiaries) of shares of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such shares of Qualified Capital Stock of the Company,

          (C) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company (other than from any of its Restricted Subsidiaries) upon the exercise of any options, warrants or rights to purchase shares of Qualified Capital Stock of the Company,

          (D) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Restricted Subsidiaries) of Indebtedness or shares of Disqualified Capital Stock that have been converted into or exchanged for Qualified Capital Stock of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange,

          (E) to the extent not otherwise included in Consolidated Net Income, the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or ad-vances, or other transfers of assets, in each case to the Company or a Restricted Subsidiary after the date of the Indenture from any Unrestricted Subsidiary or from the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of Investment), not to exceed in the case of any Unrestricted Subsidiary the total amount of Investments (other than Permitted Investments) in such Unrestricted Subsidiary made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary that which was previously treated as a Restricted Payment, and

          (F) $2.5 million.

     (b) Notwithstanding paragraph (a) above, the Company and its Restricted Subsidiaries may take the following actions so long as (in the case of clauses
(ii) and (iii) below) no Default or Event of Default shall have occurred and be continuing:

          (i) the payment of any dividend on any Capital Stock of the Company or any Restricted Subsidiary within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph (a) above (and such payment shall be deemed to have been paid on such date of declaration for purposes of any calculation required by the provisions of paragraph (a) above);

          (ii) the repurchase, redemption or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Restricted Subsidiary, in exchange for, or out of the aggregate Net Cash Proceeds from, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company; and

          (iii) the repurchase, redemption, repayment, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the aggregate Net Cash Proceeds from, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company.

     The actions described in clauses (i), (ii) and (iii) of this paragraph (b) shall be Restricted Payments that shall be permitted to be made in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a), provided that any dividend paid pursuant to clause (i) of this paragraph (b) shall reduce the amount that would otherwise be available under clause (3) of paragraph (a) when declared, but not also when subsequently paid pursuant to such clause (i).

     Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries. The Company (i) will not permit any Restricted Subsidiary to issue or sell any Capital Stock to any Person other than the Company or a Wholly Owned Restricted Subsidiary and (ii) will not permit any Person other than the Company or a Wholly Owned Restricted Subsidiary to own any Capital Stock of any Restricted Subsidiary, in each case except with respect to a Wholly Owned Restricted Subsidiary as described in clause (i) or (ii) of the definition of "Wholly Owned Restricted Subsidiary." The sale of all of the Capital Stock of any Restricted Subsidiary is permitted by this covenant but is subject to the limitations described under "-- Limitations on Asset Sales."

     Limitation on Sale/Leaseback Transactions. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, assume, guarantee or otherwise become liable with respect to any Sale/Leaseback Transaction unless the Company or such Restricted Subsidiary, as the case may be, would be able to incur Indebtedness (not including the incurrence of Permitted Indebtedness) pursuant to and in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction pursuant to the covenants described in paragraphs (a) and (c) under "-- Limitation on Indebtedness and Disqualified Capital Stock," the Company or such Restricted Subsidiary receives proceeds from such Sale/Leaseback Transaction at least equal to the fair market value of the property or assets subject thereto (as determined in good faith by the Company's Board of Directors, whose determination in good faith and evidenced by a Board Resolution will be conclusive) and the Company applies an amount in cash equal to the Net Available Proceeds of the Sale/Leaseback Transaction in accordance with the provisions of the "Limitation on Asset Sales" covenant as if such Sale/Leaseback Transaction were an Asset Sale.

     Limitation on Transactions with Affiliates. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets or property or the rendering of any services) with, or for the benefit of, any Affiliate of the Company (other than the Company or a Restricted Subsidiary), unless (i) such transaction or series of transactions is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that would be available in a comparable arm's length transaction with unrelated third parties, (ii) with respect to any one transaction or series of related transactions involving aggregate payments in excess of $1.0 million but less than $5.0 million in the aggregate, the Company delivers an Officers' Certificate to the Trustee certifying that (A) such transaction or series of related transactions complies with clause (i) above and (B) such transaction or series of related transactions has been approved by the Board of Directors (including a majority of the Disinterested Directors) of the Company, and (iii) with respect to any one transaction or series of related transactions involving aggregate payments in excess of $5.0 million, the Company delivers an Officers' Certificate to the Trustee certifying to the two matters referred to in clause
(ii) above and that the Company has obtained a written opinion from an independent nationally recognized investment banking firm or appraisal firm specializing or having a speciality in the type and subject matter of the transaction or series of related transactions at issue, which opinion shall be to the effect set forth in clause (i) above or shall state that such transaction or series of related transactions is fair from a financial point of view to the Company or such Restricted Subsidiary; provided, however, that the foregoing restriction shall not apply to (w) loans or advances to officers, directors and employees of the Company or any Restricted Subsidiary made in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries in an aggregate amount not to exceed $1.0 million outstanding at any one time, (x) indemnities of officers, directors and employees of the Company or any Restricted Subsidiary permitted by bylaw or statutory provisions, (y) the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any Affiliate and (z) the Company's employee compensation and other benefit arrangements.

     Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume, affirm or suffer to exist or become effective any Lien of any kind, except for Permitted Liens, upon any of their respective property or assets, whether now owned or acquired after the date of the Indenture, or any income, profits or proceeds therefrom, to secure any Indebtedness of the Company or such Restricted Subsidiary, unless prior to, or contemporaneously therewith, the Senior Notes are equally and ratably secured; provided, however, that if such Indebtedness is expressly subordinated to the Senior Notes, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Senior Notes, with the same relative priority as such Indebtedness has with respect to the Senior Notes. The foregoing covenant will not apply to any Lien securing Acquired Indebtedness, provided that any such Lien extends only to the property or assets that were subject to such Lien prior to the related acquisition by the Company or such Restricted Subsidiary and was not created, incurred or assumed in contemplation of such transaction. The incurrence of additional secured Indebtedness by the Company and its Restricted Subsidiaries is subject to further limitations on the incurrence of Indebtedness as described under "-- Limitation on Indebtedness and Disqualified Capital Stock."

     Change of Control. Upon the occurrence of a Change of Control, the Company will be obligated to make an offer to purchase all of the then outstanding Senior Notes (a "Change of Control Offer"), and will purchase, on a Business Day (the "Change of Control Purchase Date"), not more than 60 nor less than 30 days following such Change of Control, all of the then outstanding Senior Notes validly tendered pursuant to such Change of Control Offer and not withdrawn, at a purchase price (the

"Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the fifth Business Day prior to the Change of Control Purchase Date.

     In order to effect such Change of Control Offer, the Company will, not later than the 30th day after the Change of Control, mail to the Trustee and each Holder a notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that Holders must follow to accept the Change of Control Offer.

     The occurrence of a Change of Control may result in lenders under the Credit Facility having the right to require the Company to repay all Indebtedness outstanding thereunder. There can be no assurance that the Company will have available funds sufficient to repay all Indebtedness owing under the Credit Facility or to fund the purchase of the Senior Notes upon a Change of Control. In the event a Change of Control occurs at a time when the Company does not have available funds sufficient to pay the Change of Control Purchase Price for all of the Senior Notes delivered by Holders seeking to accept the Change of Control Offer, an Event of Default would occur under the Indenture. The definition of Change of Control includes an event by which the Company sells, conveys, transfers, leases or otherwise disposes of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries, taken as a whole; the phrase "all or substantially all" is subject to applicable legal precedent and, as a result, in the future there may be uncertainty as to whether or not a Change of Control has occurred.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if another Person makes the Change of Control Offer at the same purchase price, at the same time and otherwise in substantial compliance with the requirements applicable to a Change of Control Offer to be made by the Company and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer.

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, if applicable, in the event that a Change of Control occurs and the Company is required to purchase Senior Notes as described above. The existence of a Holder's right to require, subject to certain conditions, the Company to repurchase its Senior Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes, or results in, a Change of Control.

     Limitation on Asset Sales. (a) The Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets and properties sold or otherwise disposed of pursuant to the Asset Sale (as determined by the Board of Directors of the Company, whose determination in good faith shall be conclusive and evidenced by a Board Resolution), (ii) at least 80% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, in respect of such Asset Sale consists of cash or Cash Equivalents and (iii) the Company delivers to the Trustee an Officers' Certificate certifying that such Asset Sale complies with clauses (i) and (ii). The amount (without duplication) of any Indebtedness (other than Subordinated Indebtedness) of the Company or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Company or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness, shall be deemed to be cash or Cash Equivalents for purposes of clause (ii) and shall also be deemed to constitute a repayment of, and a permanent reduction in, the amount of such Indebtedness for purposes of the following paragraph.

     (b) If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company or such Restricted Subsidiary may either, no later than 270 days after such Asset Sale, (i) apply all or any of the Net Available Proceeds therefrom to repay Indebtedness (other than Subordinated Indebtedness) of the Company or any Restricted Subsidiary, provided, in each case, that the related loan commitment

(if any) is thereby permanently reduced by the amount of such Indebtedness so repaid, or (ii) invest all or any part of the Net Available Proceeds thereof in properties and assets that replace the properties or assets that were the subject of such Asset Sale or in other properties or assets that will be used in the business of the Company and its Restricted Subsidiaries. The amount of such Net Available Proceeds not applied or invested as provided in this paragraph will constitute "Excess Proceeds."

     (c) When the aggregate amount of Excess Proceeds equals or exceeds $5.0 million, the Company will be required to make an offer to purchase, from all Holders of the Notes, an aggregate principal amount of Senior Notes equal to such Excess Proceeds as follows:

          (i) The Company will make an offer to purchase (a "Net Proceeds Offer") from all Holders of the Senior Notes in accordance with the procedures set forth in the Indenture the maximum principal amount (expressed as a multiple of $1,000) of Senior Notes that may be purchased out of the amount (the "Payment Amount") of such Excess Proceeds.

          (ii) The offer price for the Senior Notes will be payable in cash in an amount equal to 100% of the principal amount of the Senior Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest, if any, to the date such Net Proceeds Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the Senior Notes tendered pursuant to a Net Proceeds Offer is less than the Payment Amount relating thereto (such shortfall constituting a "Net Proceeds Deficiency"), the Company may use such Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the limitations of the "Limitation on Restricted Payments" covenant.

          (iii) If the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the Payment Amount, Notes to be purchased will be selected on a pro rata basis.

          (iv) Upon completion of such Net Proceeds Offer, the amount of Excess Proceeds shall be reset to zero.

The Company will not permit any Restricted Subsidiary to enter into or suffer to exist any agreement that would place any restriction of any kind (other than pursuant to law or regulation) on the ability of the Company to make a Net Proceeds Offer following any Asset Sale. The Company will comply with Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, if applicable, in the event that an Asset Sale occurs and the Company is required to purchase Senior Notes as described above.

     Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or suffer to exist or allow to become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary (a) to pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock, or make payments on any Indebtedness owed, to the Company or any other Restricted Subsidiary, (b) to make loans or advances to the Company or any other Restricted Subsidiary, (c) to transfer any of its property or assets to the Company or any other Restricted Subsidiary or (d) to guarantee the Senior Notes (any such restrictions being collectively referred to herein as a "Payment Restriction"), except in any such case for such encumbrances or restrictions existing under or by reason of (i) the Indenture, the Credit Facility or any other agreement in effect or entered into on the date of the Indenture, or (ii) any agreement, instrument or charter of or in respect of a Restricted Subsidiary entered into prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary and outstanding on such date and not entered into in connection with or in contemplation of becoming a Restricted Subsidiary, provided such consensual encumbrance or restriction is not applicable to any properties or assets other than those owned or held by the Restricted Subsidiary at the time it became a Restricted Subsidiary or subsequently acquired by such Restricted Subsidiary other than from the Company or any other Restricted Subsidiary, or (iii) pursuant to an agreement effecting a modification, renewal, refinancing, replacement or extension of any agreement, instrument or charter (other than the Indenture) referred to in clause (i) or (ii) above, provided, however, that the provisions relating to such encumbrance or restriction are not materially less favorable to the Holders of the Senior Notes than those under or pursuant to the agreement, instrument or charter so modified, renewed, refinanced, replaced or extended, or (iv) customary provisions restricting the subletting or assignment of any lease or the transfer of copyrighted or patented materials, or (v) provisions in agreements that restrict the assignment of such agreements or rights thereunder, or (vi) the sale or other disposition of any properties or assets subject to a Lien securing Indebtedness.

     Limitation on Conduct of Business. The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in the conduct of any business other than the business being conducted on the date of the Indenture (and described therein and herein) and such other businesses as are reasonably necessary or desirable to facilitate the conduct and operation of such businesses.

     Reports. The Company will file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15 of the Exchange Act. The Company will also be required (a) to file with the Trustee (with exhibits), and provide to each Holder of Senior Notes (without exhibits), without cost to such Holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at its cost copies of such reports and documents (including any exhibits thereto) to any Holder of Senior Notes promptly upon written request.

     Future Designation of Restricted and Unrestricted Subsidiaries. The foregoing covenants (including calculation of financial ratios and the determination of limitations on the incurrence of Indebtedness and Liens) may be affected by the designation by the Company of any existing or future Subsidiary of the Company as an Unrestricted Subsidiary. The definition of "Unrestricted Subsidiary" set forth under the caption "-- Certain Definitions" describes the circumstances under which a Subsidiary of the Company may be designated as an Unrestricted Subsidiary by the Board of Directors of the Company.

MERGER, CONSOLIDATION AND SALE OF ASSETS

     The Company will not, in any single transaction or series of related transactions, merge or consolidate with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any Person or group of Affiliated Persons, and the Company will not permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or group of Affiliated Persons, unless at the time and after giving effect thereto (i) either (A) if the transaction is a merger or consolidation, the Company shall be the surviving Person of such merger or consolidation, or (B) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which the properties and assets of the Company or its Restricted Subsidiaries, as the case may be, are sold, assigned, conveyed, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume by a supplemental indenture to the Indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Senior Notes and the Indenture, and, in each case, the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any Indebtedness not previously an obligation of

Company or any of its Restricted Subsidiaries which becomes an obligation of the Company or any of its Restricted Subsidiaries in connection with or as a result of such transaction or transactions as having been incurred at the time of such transaction or transactions), no Default or Event of Default shall have occurred and be continuing; (iii) except in the case of the consolidation or merger of any Restricted Subsidiary with or into the Company, immediately after giving effect to such transaction or transactions on a pro forma basis, the Consolidated Net Worth of the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or transactions; (iv) except in the case of the consolidation or merger of the Company with or into a Restricted Subsidiary or any Restricted Subsidiary with or into the Company or another Restricted Subsidiary, immediately before and immediately after giving effect to such transaction or transactions on a pro forma basis (assuming that the transaction or transactions occurred on the first day of the period of four fiscal quarters ending immediately prior to the consummation of such transaction or transactions, with the appropriate adjustments with respect to the transaction or transactions being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of the "-- Limitation on Indebtedness and Disqualified Capital Stock" covenant; (v) if any of the properties or assets of the Company or any of its Restricted Subsidiaries would upon such transaction or series of related transactions become subject to any Lien (other than a Permitted Lien), the creation and imposition of such Lien shall have been in compliance with the "Limitation on Liens" covenant; and (vi) the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) shall have delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, (a) an Officers' Certificate stating that such consolidation, merger, transfer, lease or other disposition and any supplemental indenture in respect thereto comply with the requirements under the Indenture and (b) an Opinion of Counsel stating that the requirements of clause (i) of this paragraph have been satisfied.

     Upon any consolidation or merger or any sale, assignment, lease, conveyance, transfer or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis in accordance with the foregoing, in which the Company is not the continuing corporation, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if the Surviving Entity had been named as the Company therein, and thereafter the Company, except in the case of a lease, will be discharged from all obligations and covenants under the Indenture and the Senior Notes and may be liquidated and dissolved.

EVENTS OF DEFAULT

     The following will be "Events of Default" under the Indenture:

          (i) default in the payment of the principal of or premium, if any, on any of the Senior Notes, whether such payment is due at Stated Maturity, upon redemption, upon repurchase pursuant to a Change of Control Offer or a Net Proceeds Offer, upon acceleration or otherwise; or

          (ii) default in the payment of any installment of interest on any of the Senior Notes, when due, and the continuance of such default for a period of 30 days; or

          (iii) default in the performance or breach of the provisions of the "Merger, Consolidation and Sale of Assets" section of the Indenture, the failure to make or consummate a Change of Control Offer in accordance with the provisions of the "Change of Control" covenant or the failure to make or consummate a Net Proceeds Offer in accordance with the provisions of the "Limitation on Asset Sales" covenant; or

          (iv) the Company shall fail to perform or observe any other term, covenant or agreement contained in the Senior Notes or the Indenture (other than a default specified in (i), (ii) or (iii) above) for a period of 30 days after written notice of such failure stating that it is a "notice of default" under the Indenture and requiring the Company to remedy the same shall have been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Senior Notes then outstanding; or

          (v) the occurrence and continuation beyond any applicable grace period of any default in the payment of the principal of, premium, if any, or interest on any Indebtedness of the Company (other than the Senior Notes) or any Restricted Subsidiary for money borrowed when due, or any other default resulting in acceleration of any Indebtedness of the Company or any Restricted Subsidiary for money borrowed, provided that the aggregate principal amount of such Indebtedness shall exceed $5.0 million and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default under the Indenture and any consequential acceleration of the Senior Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree; or

          (vi) final judgments or orders rendered against the Company or any Restricted Subsidiary that are unsatisfied and that require the payment in money, either individually or in an aggregate amount, that is more than $5.0 million over the coverage under applicable insurance policies and either (A) commencement by any creditor of an enforcement proceeding upon such judgment (other than a judgment that is stayed by reason of pending appeal or otherwise) or (B) the occurrence of a 30-day period during which a stay of such judgment or order, by reason of pending appeal or otherwise, was not in effect; or

          (vii) the entry of a decree or order by a court having jurisdiction in the premises (A) for relief in respect of the Company or any Restricted Subsidiary in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) adjudging the Company or any Restricted Subsidiary bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of the Company or any Restricted Subsidiary under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Restricted Subsidiary or of a substantial part of its consolidated assets, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

          (viii) the commencement by the Company or any Restricted Subsidiary of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by the Company or any Restricted Subsidiary to the entry of a decree or order for relief in respect thereof in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by the Company or any Restricted Subsidiary of a petition or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or any Restricted Subsidiary or of any substantial part of its consolidated assets, or the making by it of an assignment for the benefit of creditors under any such law, or the admission by it in writing of its inability to pay its debts generally as they become due or taking of corporate action by the Company or any Restricted Subsidiary in furtherance of any such action.

     If an Event of Default (other than as specified in clause (vii) or (viii) above) shall occur and be continuing, the Trustee, by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Senior Notes then outstanding, by written notice to the Trustee and the

Company, may, and the Trustee upon the request of the Holders of not less than 25% in aggregate principal amount of the Senior Notes then outstanding shall, declare the principal of, premium, if any, and accrued and unpaid interest on all of the Senior Notes due and payable immediately, upon which declaration all amounts payable in respect of the Senior Notes shall be immediately due and payable. If an Event of Default specified in clause (vii) or (viii) above occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest on all of the Senior Notes shall become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee or any Holder of Senior Notes.

     After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Senior Notes, by written notice to the Company and the Trustee, may rescind and annul such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Senior Notes, (iii) the principal of and premium, if any, on any Senior Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Senior Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Senior Notes (without duplication of any amount paid or deposited pursuant to clause (ii, or (iii)); (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the non-payment of principal of, premium, if any, or interest on the Senior Notes that has become due solely by such declaration of acceleration, have been cured or waived.

     No Holder will have any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless such Holder has notified the Trustee of a continuing Event of Default and the Holders of at least 25% in aggregate principal amount of the outstanding Senior Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Senior Notes and the Indenture, the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and the Trustee, within such 60-day period, has not received directions inconsistent with such written request by Holders of a majority in aggregate principal amount of the outstanding Senior Notes. Such limitations will not apply, however, to a suit instituted by the Holder of a Senior Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Senior Note on or after the respective due dates expressed in such Senior Note.

     During the existence of an Event of Default, the Trustee will be required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Senior Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

     If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each Holder notice of the Default or Event of Default within 60 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on any Senior Notes, the Trustee may withhold the notice to the Holders of the Senior Notes if the Trustee determines in good faith that withholding the notice is in the interest of the Holders of the Senior Notes.

     The Company will be required to furnish to the Trustee annual and quarterly statements as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. The Company will also be required to notify the Trustee within 10 days of any Default or Event of Default.

LEGAL DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

     The Company may, at its option and at any time, terminate the obligations of the Company with respect to the outstanding Senior Notes (such action being a "legal defeasance"). Such legal defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Senior Notes and to have been discharged from all their other obligations with respect to the Senior Notes, except for (i) the rights of Holders of outstanding Senior Notes to receive payment in respect of the principal of, premium, if any, and interest on such Senior Notes when such payments are due, (ii) the Company's obligations to replace any temporary Senior Notes, register the transfer or exchange of any Senior Notes, replace mutilated, destroyed, lost or stolen Senior Notes and maintain an office or agency for payments in respect of the Senior Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the legal defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company with respect to certain covenants that are set forth in the Indenture, some of which are described under " --Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Senior Notes (such action being a "covenant defeasance"). In the event covenant defeasance occurs, certain events (not including nonpayment, bankruptcy, insolvency and reorganization events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Senior Notes.

     In order to exercise either legal defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Senior Notes to redemption or maturity;
(ii) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred (in the case of legal defeasance, such opinion must refer to and be based upon a published ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clauses
(vii) and (viii) under the first paragraph of "Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit;
(iv) such legal defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest under the Indenture or the Trust Indenture Act with respect to any securities of the Company; (v) such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company is a party or by which it is bound; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture to either legal defeasance or covenant defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Senior Notes, as expressly provided for in the Indenture) as to all outstanding Senior Notes when (i) either (a) all the Senior Notes theretofore authenticated and delivered (except lost, stolen, mutilated or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money or certain United States government obligations have theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Senior Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the serving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Senior Notes to the date of deposit (in the case of Senior Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, together with instructions from the Company irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

AMENDMENTS AND WAIVERS

     From time to time, the Company and the Trustee may, without the consent of the Holders of the Senior Notes, amend or supplement the Indenture or the Senior Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act or making any change that does not materially adversely affect the rights of any Holder of Senior Notes. Other amendments and modifications of the Indenture or the Senior Notes may be made by the Company and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Senior Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Senior Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Note, (b) reduce the principal amount of, premium, if any, or interest on any Senior Note, (c) change the coin or currency of payment of principal of, premium, if any, or interest on, any Senior Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Senior Note, (e) reduce the above-stated percentage of aggregate principal amount of outstanding Senior Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of outstanding Senior Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, (h) change the ranking of the Senior Notes in a manner adverse to the Holders or expressly subordinate in right of payment the Senior Notes to any other Indebtedness or (i) amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale or modify any of the provisions or definitions with respect thereto.

     The Holders of not less than a majority in aggregate principal amount of the outstanding Senior Notes may, on behalf of the Senior Holders of all Notes, waive any past default under the Indenture, except a default in the payment of principal of, premium, if any, or interest on the Senior Notes, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Senior Note outstanding.

THE TRUSTEE

     Fleet National Bank will serve as trustee under the Indenture.

     The Indenture (including provisions of the Trust Indenture Act incorporated by reference therein) will contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Indenture will permit the Trustee to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) it must eliminate such conflict or resign.

GOVERNING LAW

     The Indenture and the Senior Notes will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means Indebtedness of a Person (a) existing at the time such Person becomes a Restricted Subsidiary or (b) assumed in connection with acquisitions of properties or assets from such Person (other than any Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition). Acquired Indebtedness shall be deemed to be incurred on the date the acquired Person becomes a Restricted Subsidiary or the date of the related acquisition of properties or assets from such Person.

     "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of this definition, beneficial ownership of 10% or more of the voting common equity (on a fully diluted basis) or options or warrants to purchase such equity (but only if exercisable at the date of determination or within 60 days thereof) of a Person shall be deemed to constitute control of such Person.

     "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition to any Person other than the Company or any of its Restricted Subsidiaries (including, without limitation, by means of a Sale/Leaseback Transaction or a merger or consolidation) (collectively, for purposes of this definition, a "transfer"), directly or indirectly, in one or a series of related transactions, of (a) any Capital Stock of any Restricted Subsidiary held by the Company or any other Restricted Subsidiary, (b) all or substantially all of the properties and assets of any division or line of business of the Company or any of its Restricted Subsidiaries or (c) any other properties or assets of the Company or any of its Restricted Subsidiaries other than transfers of cash, Cash Equivalents, accounts receivable or other properties or assets in the ordinary course of business or transfers in accordance with the proviso to clause (vi) of the definition of Permitted Investments. For the purposes of this definition, the term "Asset Sale" also shall not include any of the following: (i) any transfer of properties or assets (including Capital Stock) that is governed by, and made in accordance with, the provisions described under "-- Merger, Consolidation and Sale of Assets"; (ii) any transfer of properties or assets to an Unrestricted Subsidiary, if permitted under the "Limitation on Restricted Payments" covenant; (iii) sales of damaged, worn-out or obsolete equipment or assets that, in the Company's reasonable judgment, are either (x) no longer used or (y) no longer useful in the business of the Company or its Restricted Subsidiaries; (iv) any lease of any property entered into in the ordinary course of business and with respect to which the Company or any Restricted Subsidiary is the lessor, except any such lease that provides for the acquisition of such property by the lessee during or at the end of the term thereof for an amount that is less than the fair market value thereof at the time the right to acquire such property is granted; and (v) any transfers that, but for this clause (v), would be Asset Sales, if (A) the

Company elects to designate such transfers as not constituting Asset Sales and
(B) after giving effect to such transfers, the aggregate fair market value of the properties or assets transferred in such transaction or any such series of related transactions so designated by the Company does not exceed $500,000.

     "Attributable Indebtedness" means, with respect to any particular lease under which any Person is at the time liable, whether or not accounted for as a Capitalized Lease Obligation, and at any date as of which the amount thereof is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term thereof, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates thereof to such date of determination at a rate per annum equal to the discount rate which would be applicable to a Capitalized Lease Obligation with a like term in accordance with GAAP. As used in the preceding sentence, the "net amount of rent" under any such lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     "Average Life" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (a) the sum of the products of
(i) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund or mandatory redemption payment requirements) of such Indebtedness multiplied by (ii) the amount of each such principal payment by (b) the sum of all such principal payments.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into such an equity interest in such Person (for purposes of the Indenture the Exchangeable Shares of VES shall be treated as Capital Stock of the Company, for which they are exchangeable, and shall not be treated as Capital Stock of VES).

     "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     "Cash Equivalents" means (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) demand and time deposits and certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million or any Commercial bank organized under the laws of any other country that is a member of the Organization for Economic Cooperation and Development and has total assets in excess of $500 million; (iii) commercial paper with a maturity of 180 days or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-l by Moody's; (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any commercial bank meeting the specifications of clause (ii) above; (v) overnight bank deposits and bankers acceptances at any commercial bank meeting the qualifications specified in clause (ii) above; (vi) demand and time deposits and certificates of deposit with any commercial bank organized in the United States not meeting the qualifications specified in clause

(ii) above, provided that such deposits and certificates support bond, letter of credit and other similar types of obligations incurred in the ordinary course of business; and (vii) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses (i) through (v) above.

     "Change of Control" means the occurrence of any event or series of events by which: (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total Voting Stock of the Company, (b) the Company consolidates with or merges into another Person or any Person consolidates with, or merges into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Company is changed into or exchanged for Voting Stock of the surviving or resulting Person that is Qualified Capital Stock and (ii) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving or resulting Person immediately after such transaction; (c) the Company, either individually or in conjunction with one or more Restricted Subsidiaries, sells, assigns, conveys, transfers, leases or otherwise disposes of, or the Restricted Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of, all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Restricted Subsidiaries, to any Person (other than the Company or a Wholly Owned Restricted Subsidiary); (d) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of two-thirds of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (e) the liquidation or dissolution of the Company.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Fixed Charge Coverage Ratio" means, for any period, the ratio on a pro forma basis of (a) the sum of Consolidated Net Income, Consolidated Fixed Charges, Consolidated Income Tax Expense, and Consolidated Non-cash Charges deducted in computing Consolidated Net Income, in each case, for such period, of the Company and its Restricted Subsidiaries on a consolidated basis, all determined in accordance with GAAP, to (b) the sum of such Consolidated Fixed Charges for such period; provided, however, that (i) the Consolidated Fixed Charge Coverage Ratio shall be calculated on a pro forma basis assuming that (A) the Indebtedness to be incurred (and all other Indebtedness incurred after the first day of such period of four full fiscal quarters referred to in the covenant described in paragraph (a) under "-- Certain
Covenants -- Limitation on Indebtedness and Disqualified Capital Stock" through and including the date of determination), and (if applicable) the application of the net proceeds therefrom (and from any other such Indebtedness), including to refinance other Indebtedness, had been incurred on the first day of such four quarter period and, in the case of Acquired Indebtedness, on the assumption that the related transaction (whether by means of purchase, merger or otherwise) also had occurred on such date with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation and (B) any acquisition or disposition by the Company or any Restricted Subsidiary of any properties or assets outside the ordinary course of business, or any repayment of any principal amount of any Indebtedness of the Company or any Restricted Subsidiary prior to the Stated Maturity thereof, in either case since the first day of such period of four full fiscal quarters through and including the date of determination, had been consummated on such first day of such four-quarter period, (ii) in making such computation, the Consolidated Fixed Charges attributa-ble to interest on any Indebtedness required to be computed on a pro forma basis in accordance with the covenant described in paragraph (a) under "-- Certain Covenants -- Limitation on Indebtedness and Disqualified Capital Stock" and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and
(B) which was not outstanding during the period for which the computation is being made but which bears, at the option of the Company, a fixed or floating rate of interest, shall be computed by applying, at the option of the Company, either the fixed or floating rate, (iii) in making such computation, the Consolidated Fixed Charges attributable to interest on any Indebtedness under a revolving credit facility required to be computed on a pro forma basis in accordance with the covenant described in paragraph (a) under "-- Certain Covenants -- Limitation on Indebtedness and Disqualified Capital Stock" shall be computed based upon the average daily balance of such Indebtedness during the applicable period, provided that such average daily balance shall be reduced by the amount of any repayment of Indebtedness under a revolving credit facility during the applicable period, which repayment permanently reduced the commitments or amounts available to be reborrowed under such facility, (iv) notwithstanding clauses (ii) and (iii) of this proviso, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements, and (v) if after the first day of the period referred to in clause (a) of this definition the Company has permanently retired any Indebtedness out of the Net Cash Proceeds of the issuance and sale of shares of Qualified Capital Stock of the Company within 30 days of such issuance and sale, Consolidated Fixed Charges shall be calculated on a pro forma basis as if such Indebtedness had been retired on the first day of such period.

     "Consolidated Income Tax Expense" means, for any period, the provision for federal, state, local and foreign income taxes (including state franchise taxes accounted for as income taxes in accordance with GAAP) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Fixed Charges" means, for any period, without duplication,
(i) the sum of (a) the interest expense of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (A) any amortization of debt discount,
(B) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (C) the interest portion of any deferred payment obligation constituting Indebtedness, (D) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (E) all accrued interest, in each case to the extent attributable to such period, (b) to the extent any Indebtedness of any Person (other than the Company or a Restricted Subsidiary) is guaranteed by the Company or any Restricted Subsidiary, the aggregate amount of interest paid (to the extent not accrued in a prior period) or accrued by such other Person during such period attributable to any such Indebtedness, in each case to the extent attributable to that period, (c) the aggregate amount of the interest component of Capitalized Lease Obligations paid (to the extent not accrued in a prior period), accrued or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period, (d) the aggregate amount of dividends paid (to the extent not accrued in a prior period) or accrued on Preferred Stock or Disqualified Capital Stock of the Company and its Restricted Subsidiaries, to the extent such Preferred Stock or Disqualified Capital Stock is owned by Persons other than the Company or any Restricted Subsidiary and (e) one-third of the rental expense (including without limitation marine vessel charter payments) under operating leases with remaining noncancellable terms of at least one year (excluding leases in respect of office space) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, less (ii), to the extent included in clause (i) above, amortization of capitalized debt issuance costs of the Company and its Restricted Subsidiaries during such period.

     "Consolidated Net Income" means, for any period, the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted by excluding (a) net after-tax extraordinary gains or losses (less all fees and expenses relating thereto), (b) net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales, (c) the net income (or net loss) of any Person (other than the Company or any of its Restricted Subsidiaries), in which the Company or any of its Restricted Subsidiaries has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries in cash by such other Person during such period (regardless of whether such cash dividends or distributions are attributable to net income (or net loss) of such Person during such period or during any prior period), (d) net income (or net loss) of any Person (other than VES) combined with the Company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (e) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its net income is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (f) income resulting from transfers of assets received by the Company or any Restricted Subsidiary from an Unrestricted Subsidiary, and (g) for the fiscal year ended July 31, 1996, merger related costs reflected in the Company's consolidated financial statements.

     "Consolidated Net Tangible Assets" means, at any date, the aggregate amount of assets included on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries, less (i) without duplication, applicable reserves and other properly deductible items and after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, and (ii) current liabilities (other than current liabilities constituting Indebtedness for borrowed money), as determined in accordance with GAAP.

     "Consolidated Net Worth" means, at any date, the consolidated stockholders' equity of the Company less (without duplication) the amount of such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of the Company and its Restricted Subsidiaries, as determined in accordance with GAAP.

     "Consolidated Non-cash Charges" means, for any period, the aggregate depreciation, depletion, amortization and other non-cash expenses (excluding non-cash expenses related to multi-client seismic data sales and write-offs and write-downs related to the Company's multi-client seismic data library) of the Company and its Restricted Subsidiaries reducing Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP (excluding any such non-cash charge for which an accrual of or reserve for cash charges for any future period is required).

     "Currency Hedge Obligations" means, at any time as to any Person, the obligations of such Person at such time which were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person's or any of its Subsidiaries' exposure to fluctuations in foreign currency exchange rates.

     "Default" means any event, act or condition that is, or after notice or passage of time or both would become, an Event of Default.

     "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors of the Company is required to deliver a resolution of the Board of Directors under the Indenture, a member of the Board of Directors of the Company who does not have any material direct or indirect financial interest (other than an interest arising solely from the beneficial ownership of Capital Stock of the Company) in or with respect to such transaction or series of transactions.

     "Disqualified Capital Stock" means any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed or repurchased, in whole or in part, prior to the final Stated Maturity of the Senior Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity. For purposes of the covenant described in paragraph (a) under "-- Certain Covenants -- Limitation on Indebtedness and Disqualified Capital Stock," Disqualified Capital Stock shall be valued at the greater of its voluntary or involuntary maximum fixed redemption or repurchase price plus accrued and unpaid dividends. For such purposes, the "maximum fixed redemption or repurchase price" of any Disqualified Capital Stock which does not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were redeemed or repurchased on the date of determination, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Disqualified Capital Stock; provided, however, that if such Disqualified Capital Stock is not at the date of determination permitted or required to be redeemed or repurchased, the "maximum fixed redemption or repurchase price" shall be the book value of such Disqualified Capital Stock.

     "Event of Default" has the meaning set forth above under the caption "Events of Default."

     "GAAP" means generally accepted accounting principles, consistently applied, that are set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable as of the date of the Indenture.

     The term "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down under letters of credit. When used as a verb, "guarantee" has a corresponding meaning.

     "Holder" means a Person in whose name a Senior Note is registered in the Note Register.

     "Indebtedness" means, with respect to any Person, without duplication, (a) all liabilities of such Person, contingent or otherwise, for borrowed money or for the deferred purchase price of property or services (excluding any trade accounts payable and other accrued current liabilities incurred in the ordinary course of business) and all liabilities of such Person incurred in connection with any letters of credit, bankers' acceptances or other similar credit transactions or any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, outstanding on the date of the Indenture or thereafter, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (c) all Indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) the Attributable Indebtedness respecting all Capitalized Lease Obligations of such Person, (e) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or the amount of the obligation so secured), (f) all guarantees by such Person of Indebtedness referred to in this definition (g) all obligations of such Person under or in respect of Currency Hedge Obligations and Interest Rate Protection Obligations and (h) deferred credits respecting discontinued services.

     "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements or arrangements designed to protect against or manage such Person's or any of its Subsidiaries exposure to fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct or indirect advance, loan, guarantee of Indebtedness or other extension of credit or capital contribution to (by means of any transfer of cash or other property or assets to others or any payment for property, assets or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities (including derivatives) or evidences of Indebtedness issued by, any other Person. In addition, the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by the Company in such Unrestricted Subsidiary at such time. "Investments" shall exclude (a) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business, (b) Interest Rate Protection Obligations and Currency Hedge Obligations, but only to the extent that the same constitute Permitted Indebtedness and (c) endorsements of negotiable instruments and documents in the ordinary course of business.

     "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim or similar type of encumbrance (including, without limitation, any agreement to give or grant any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon or with respect to any property of any kind. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     "Maturity" means, with respect to any Senior Note, the date on which any principal of such Senior Note becomes due and payable as therein or in the Indenture provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Available Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) related to such Asset Sale,
(ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the properties or assets subject to the Asset Sale or having a Lien thereon and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other postemployment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnifica-tion obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.

     "Net Cash Proceeds," with respect to any issuance or sale of Qualified Capital Stock or other securities, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of the Company or any Restricted Subsidiary incurred in connection with the acquisition by the Company or such Restricted Subsidiary of any property or assets and as to which (a) the holders of such Indebtedness agree that they will look solely to the property or assets so acquired and securing such Indebtedness for payment on or in respect of such Indebtedness, and neither the Company nor any Subsidiary (other than an Unrestricted Subsidiary) (i) provides credit support, including any undertaking, agreement or instrument which would constitute Indebtedness or (ii) is directly or indirectly liable for such Indebtedness, and (b) no default with respect to such Indebtedness would permit (after notice or passage of time or both), according to the terms thereof, any holder of any Indebtedness of the Company or a Restricted Subsidiary to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

     "Note Register" means the register maintained by or for the Company in which the Company shall provide for the registration of the Senior Notes and the transfer of the Senior Notes.

     "Permitted Indebtedness" means any of the following:

          (i) Indebtedness (and any guarantee thereof) under one or more working capital credit facilities with banks and other financial institutions in an aggregate principal amount at any one time outstanding not to exceed $20 million, less any amounts derived from Asset Sales and applied to the permanent reduction of the Indebtedness under any such credit facilities as contemplated by the "Limitation on Asset Sales" covenant (the "Maximum Bank Credit Amount"), and any renewals, amendments, extensions, supplements, modifications, deferrals, refinancings or replacements (each, for purposes of this clause (i), a "refinancing") thereof, including any successive refinancing thereof, so long as the aggregate principal amount of any such new Indebtedness, together with the aggregate principal amount of all other Indebtedness outstanding pursuant to this clause (i), shall not at any one time exceed the Maximum Bank Credit Amount;

          (ii) Indebtedness under the Senior Notes;

          (iii) Indebtedness outstanding or in effect on the date of the Indenture (and not repaid or defeased with the proceeds of the offering of the Senior Notes);

          (iv) Indebtedness under Interest Rate Protection Obligations, provided that (1) such Interest Rate Protection Obligations are related to payment obligations on Permitted Indebtedness or Indebtedness otherwise permitted by paragraph (a) of the "Limitation on Indebtedness and Disqualified Capital Stock" covenant, and (2) the notional principal amount of such Interest Rate Protection Obligations does not exceed the principal amount of such Indebtedness to which such Interest Rate Protection Obligations relate;

          (v) Indebtedness under Currency Hedge Obligations, provided that (1) such Currency Hedge Obligations are related to payment obligations on Permitted Indebtedness or Indebtedness otherwise permitted by paragraph (a) of the "Limitation on Indebtedness and Disqualified Capital Stock" covenant or to the foreign currency cash flows reasonably expected to be generated by the Company and its Restricted Subsidiaries, and (2) the notional principal amount of such Currency Hedge Obligations does not exceed the principal amount of such Indebtedness and the amount of such foreign currency cash flows to which such Currency Hedge Obligations relate;

          (vi) Indebtedness of the Company to a Wholly Owned Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary; provided, however, that upon any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Restricted Subsidiary ceasing to be a Wholly Owned Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or a Wholly Owned Restricted Subsidiary), such Indebtedness shall be deemed, in each case, to be incurred and shall be treated as an incurrence for purposes of paragraph
     (a) of the "Limitation on Indebtedness and Disqualified Capital Stock" covenant at the time the Wholly Owned Restricted Subsidiary in question ceased to be a Wholly Owned Restricted Subsidiary or the time such subsequent transfer occurred;

          (vii) Indebtedness in respect of bid, performance or surety bonds issued for the account of the Company in the ordinary course of business, including guaranties or obligations of the Company with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

          (viii) Non-Recourse Indebtedness;

          (ix) any renewals, substitutions, refinancing or replacements (each, for purposes of this clause (ix), a "refinancing") by the Company or a Restricted Subsidiary of any Indebtedness, including any successive refinances by the Company or such Restricted Subsidiary, so long as (A) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company or such Restricted Subsidiary as necessary to accomplish such refinancing, plus the amount of expenses of the Company or such Restricted Subsidiary incurred in connection with such refinancing, (B) in the case of any refinancing of Indebtedness (including the Senior Notes) that is pari passu with or subordinated in right of payment to the Senior Notes, then such new Indebtedness is pari passu with or subordinated in right of payment to the Senior Notes at least to the same extent as the Indebtedness being refinanced and (C) such new Indebtedness has an Average Life equal to or longer than the Average Life of the Indebtedness being refinanced and a final Stated Maturity that is at least 91 days later than the final Stated Maturity of the Indebtedness being refinanced; and

          (x) any additional Indebtedness in an aggregate principal amount not in excess of $5 million at any one time outstanding and any guarantee thereof.

     "Permitted Investments" means any of the following: (i) Investments in Cash Equivalents; (ii) Investments in the Company or any of its Wholly Owned Restricted Subsidiaries; (iii) Investments by the Company or any of its Restricted Subsidiaries in another Person, if as a result of such Investment (A) such other Person becomes a Wholly Owned Restricted Subsidiary or (B) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its properties and assets to, the Company or a Wholly Owned Restricted Subsidiary; (iv) Investments permitted under the "Limitation on Asset Sales" covenant or the "Limitation on Transactions with Affiliates" covenant;
(v) Investments made in the ordinary course of business in prepaid expenses, lease, utility, workers' compensation, performance and other similar deposits; and (vi) Investments in stock, obligations or securities received in settlement of debts owing to the Company or any Restricted Subsidiary as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or any Restricted Subsidiary, in each case as to debt owing to the Company or any Restricted Subsidiary that arose in the ordinary course of business of the Company or any such Restricted Subsidiary, provided that any stocks, obligations or securities received in settlement of debts that arose in the ordinary course of business (and received other than as a result of bankruptcy or insolvency proceedings or upon foreclosure, perfection or enforcement of any Lien) that are, within

30 days of receipt, converted into cash or Cash Equivalents shall be treated as having been cash or Cash Equivalents at the time received.

     "Permitted Liens" means the following types of Liens:

          (a) Liens existing as of the date of the Indenture;

          (b) Liens securing the Senior Notes;

          (c) Liens in favor of the Company;

          (d) Liens on accounts receivable or inventory securing Indebtedness that constitutes (A) Permitted Indebtedness pursuant to clause (i) of the definition of "Permitted Indebtedness" or (B) Permitted Subsidiary Indebtedness;

          (e) Liens securing Indebtedness that constitutes Permitted Indebtedness pursuant to clause (ix) of the definition of "Permitted Indebtedness" incurred as a refinancing of any Indebtedness secured by Liens described in clause (a) or (d) of this definition;

          (f) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (g) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the payment or performance of tenders, statutory or regulatory obligations, surety and appeal bonds, bids, government contracts and leases, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (h) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired;

          (i) any interest or title of a lessor under any Capitalized Lease Obligation (to the extent the Attributable Indebtedness related thereto constitutes Indebtedness permitted to be incurred under the terms of the Indenture) or operating lease;

          (j) purchase money Liens; provided, however, that (i) the related purchase money Indebtedness shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property or assets so acquired and any proceeds therefrom and (ii) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

          (k) Liens securing obligations under or in respect of either Currency Hedge Obligations or Interest Rate Protection Obligations;

          (l) Liens upon specific items of inventory or other goods of any Person securing such Person's obligations in respect of bankers acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (m) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property or assets relating to such letters of credit and products and proceeds thereof;

          (n) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and setoff; and

          (o) Liens securing Non-Recourse Indebtedness; provided, however, that the related Non-Recourse Indebtedness shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets acquired by the Company or any Restricted Subsidiary with the proceeds of such Non-Recourse Indebtedness.

     "Permitted Subsidiary Indebtedness" means, with respect to and Restricted Subsidiaries, Indebtedness in an aggregate principal amount at any time outstanding up to the excess, if any, of (A) 10% of the Company's Consolidated Net Tangible Assets over (B) $20 million.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all classes and series of preferred or preference stock of such Person.

     "Public Equity Offering" means an offer and sale of Common Stock of the Company pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

     "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Disqualified Capital Stock.

     "Restricted Investment" means (without duplication) (i) the designation of a Subsidiary as an Unrestricted Subsidiary in the manner described in the definition of "Unrestricted Subsidiary" and (ii) any Investment other than a Permitted Investment.

     "Restricted Subsidiary" means any Subsidiary of the Company, whether existing on or after the date of the Indenture, unless such Subsidiary of the Company is an Unrestricted Subsidiary or is designated as an Unrestricted Subsidiary pursuant to the terms of the Indenture.

     "S&P" means Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

     "Sale/Leaseback Transaction" means any direct or indirect arrangement pursuant to which properties or assets are sold or transferred by the Company or a Restricted Subsidiary and are thereafter leased back from the purchaser or transferee thereof by the Company or one of its Restricted Subsidiaries.

     "Stated Maturity" means, when used with respect to any Indebtedness or any installment of interest thereon, the date specified in the instrument evidencing or governing such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest is due and payable.

     "Subordinated Indebtedness" means any Indebtedness of the Company which is expressly subordinated in right of payment to the Senior Notes.

     "Subsidiary" means, with respect to any Person, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation), including, without limitation, a joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, have at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination will be designated an Unrestricted Subsidiary by the Board of Directors of the Company as provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company as an Unrestricted Subsidiary so long as (a) neither the Company nor any Restricted Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of such Subsidiary; (b) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; (c) such designation as an Unrestricted Subsidiary would be permitted under the "Limitation on Restricted Payments" covenant; and (d) such designation shall not result in the creation or imposition of any Lien on any of the properties or assets of the Company or any Restricted Subsidiary (other than any Permitted Lien or any Lien the creation or imposition of which shall have been in compliance with the "Limitation on Liens" covenant); provided, however, that with respect to clause (a), the Company or a Restricted Subsidiary may be liable for Indebtedness of an Unrestricted Subsidiary if (x) such liability constituted a Permitted Investment or a Restricted Payment permitted by the "Limitation on Restricted Payments" covenant, in each case at the time of incurrence, or (y) the liability would be a Permitted Investment at the time of designation of such Subsidiary as an Unrestricted Subsidiary. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing a Board Resolution with the Trustee giving effect to such designation. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation on a pro forma basis, (i) no Default or Event of Default shall have occurred and be continuing, (ii) the Company could incur $1.00 of additional Indebtedness (not including the incurrence of Permitted Indebtedness) under the first paragraph of the "Limitation on Indebtedness and Disqualified Capital Stock" covenant and (iii) if any of the properties and assets of the Company or any of its Restricted Subsidiaries would upon such designation become subject to any Lien (other than a Permitted Lien), the creation or imposition of such Lien shall have been in compliance with the "Limitation on Liens" covenant.

     "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

     "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary to the extent (i) all of the Capital Stock or other ownership interests in such Restricted Subsidiary, other than any directors' qualifying shares mandated by applicable law, is owned directly or indirectly by the Company or (ii) such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that the Company, directly or indirectly, owns the remaining Capital Stock or ownership interest in such Restricted Subsidiary and, by contract or otherwise, controls the management and business of such Restricted Subsidiary and derives the economic benefits of ownership of such Restricted Subsidiary to substantially the same extent as if such Restricted Subsidiary were a wholly owned Subsidiary.

BOOK ENTRY; DELIVERY AND FORM

     The Senior Notes will be issued in the form of a single, permanent global certificate in definitive, fully registered form (the "Global Note"). The Global Note will be deposited with, or on behalf of, DTC and registered in the name of the nominee of DTC.

     Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised the Company and the Underwriters as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by DTC only through Participants or indirect participants.

     DTC has also advised that pursuant to procedures established by it (i) upon the issuance by the Company of the Senior Notes, DTC will credit the accounts of Participants designated by the Underwriters with the principal amount of the Senior Notes purchased by the Underwriters, and (ii) ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to Participants' interests), the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Note is limited to such extent.

     So long as a nominee of DTC is the registered owner of the Global Note, such nominee will be considered the sole owner or holder of the Senior Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have Senior Notes registered in their names, will not receive or be entitled to receive physical delivery of Senior Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Neither the Company, the Trustee, the paying agent nor the Senior Notes registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Global Note registered in the name of DTC's nominee of DTC will be made by the Company, either directly or through a paying agent, to DTC's nominee as the registered owner of the Global Note. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Senior Notes are registered as the owners of such Senior Notes for the purpose of receiving payments of principal and interest on such Senior Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Senior Notes to owners of beneficial interests in the Global Note. DTC has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest to credit immediately the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of DTC. Payments by Participants and indirect participants to owners of beneficial interests in the Global Note will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants or indirect participants.

     As long as the Senior Notes are represented by a Global Note, DTC's nominee will be the holder of the Senior Notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the Senior Notes. See "-- Certain Covenants -- Change of Control" and "-- Limitation on Asset Sales." Notice by Participants or indirect participants or by owners of beneficial interests in a Global Note held through such Participants or indirect participants of the exercise of the option to elect repayment of beneficial interests in Senior Notes represented by a Global Note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to Participants. In order to ensure that DTC's nominee will timely exercise a right to repayment with respect to a particular Senior Note, the beneficial owner of such Senior Note must instruct the broker or other

Participant or exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or indirect participant through which it holds an interest in a Senior Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

     The Company will issue Senior Notes in definitive form in exchange for the Global Note if, and only if, DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days. In such an instance, an owner of a beneficial interest in the Global Note will be entitled to have Senior Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Senior Notes in definitive form. Senior Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

                                  UNDERWRITING

     Subject to terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to Dillon, Read & Co. Inc. ("Dillon Read"), Salomon Brothers Inc, Rauscher Pierce Refsnes, Inc. and Raymond James & Associates, Inc. (together with Dillon Read, the "Underwriters") and the Underwriters have severally agreed to purchase the respective principal amounts of the Senior Notes set forth opposite their names below.

                                                                           PRINCIPAL
                                  UNDERWRITER                               AMOUNT
        ---------------------------------------------------------------   -----------
        Dillon, Read & Co. Inc. .......................................
        Salomon Brothers Inc...........................................
        Rauscher Pierce Refsnes, Inc. .................................
        Raymond James & Associates, Inc. ..............................
                                                                          -----------
                  Total................................................   $75,000,000
                                                                          ===========

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the Senior Notes if any are purchased.

     The Underwriters propose to offer the Senior Notes directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a commission not in excess
of      % of the principal amount. The Underwriters may allow, and such dealers
may reallow, a commission not in excess of      % of the principal amount on
sales to certain other dealers. The offering of the Senior Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any offer for the purchase of the Senior Notes. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

     The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Senior Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the Senior Notes on any national securities exchange or to seek the admission thereof to trading in the Nasdaq National Market System. The Company has been advised by the Underwriters that the Underwriters presently intend to make a market in the Senior Notes following completion of the Offering. However, the Underwriters are not obligated to do so and any market-making activities with respect to the Senior Notes may be discontinued at any time without notice. Accordingly, no assurance can be given that an active market will develop for the Senior Notes or as to the liquidity of or the trading market for the Senior Notes. If a trading market does not develop or is not maintained, holders of the Senior Notes may experience difficulty in reselling the Senior Notes or may be unable to sell them at all. If a market for the Senior Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Senior Notes, future trading prices of the Senior Notes (which could be at a discount to the principal amount thereof) will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and financial condition and the market for similar securities.

     The Underwriters and their respective affiliates may engage in transactions with and perform services for the Company or one or more of its affiliates in the ordinary course of business. Rauscher Pierce Refsnes, Inc. ("Rauscher Pierce") provided services to VES in connection with the Combination and received $350,000 for such services. These services were in the ordinary course of Rauscher Pierce's business.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the Senior Notes offered hereby will be passed on for the Company by Porter & Hedges, L.L.P., Houston, Texas. Certain legal matters in connection with such securities are being passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The supplemental consolidated financial statements of Veritas DGC Inc. as of July 31, 1994 and 1995 and for each of the three years in the period ended July 31, 1995 included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which has been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Digicon Inc. incorporated in this Prospectus by reference from Digicon Inc.'s Annual Report on Form 10-K, for the year ended July 31, 1995 as amended by Form 10-K/A, Form 10-K/A-2 and 10-K/A-3 dated June 17, 1996, July 19, 1996 and August 20, 1996, respectively, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Veritas Energy Services Inc., incorporated by reference herein as of October 31, 1994 and 1995, and for each of the three years ended October 31, 1993, 1994 and 1995, have been audited by Price Waterhouse, Chartered Accountants, as set forth in their report thereon incorporated by reference herein, and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Independent Auditors' Report..........................................................    F-2
Supplemental Consolidated Statements of Operations for the years ended July 31, 1993,
  1994, 1995 and (unaudited) for the year ended July 31, 1996.........................    F-3
Supplemental Consolidated Balance Sheets as of July 31, 1994, 1995 and (unaudited)
  July 31, 1996.......................................................................    F-4
Supplemental Consolidated Statements of Cash Flows for the years ended July 31, 1993,
  1994, 1995 and (unaudited) for the year ended July 31, 1996.........................    F-5
Supplemental Consolidated Statements of Changes in Stockholders' Equity for the years
  ended July 31, 1993, 1994, 1995 and (unaudited) for the year ended July 31, 1996....    F-7
Notes to Supplemental Consolidated Financial Statements...............................    F-9

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Veritas DGC Inc.
Houston, Texas

     We have audited the supplemental consolidated balance sheets of Veritas DGC Inc. and subsidiaries as of July 31, 1994 and 1995, and the related supplemental consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended July 31, 1995. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the supplemental consolidated financial statements based on our audits. The supplemental consolidated financial statements give retroactive effect to the merger of Digicon Inc. and Veritas Energy Services, Inc., which has been accounted for as a pooling of interests as described in Note 2 to the supplemental consolidated financial statements. We did not audit the balance sheets of Veritas Energy Services Inc. as of October 31, 1994 or 1995, or the related statements of operations, cash flows and changes in stockholders' equity of Veritas Energy Services Inc. for each of the three years in the period ended October 31, 1995, which statements reflect total assets of $47,186,000 and $53,910,000 as of October 31, 1994 and 1995, respectively, and total revenues of $53,161,000, $90,070,000 and $109,996,000 for the years ended October 31, 1993,
1994 and 1995, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Veritas Energy Services Inc. for 1993, 1994 and 1995, is based solely on the report of such other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the supplemental consolidated financial statement referred to above present fairly, in all material respects, the financial position of Veritas DGC Inc. and subsidiaries as of July 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston Texas
July 15, 1996
(September 20, 1996 as to Note 2)

                                VERITAS DGC INC.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                        (UNAUDITED)
                                                         FOR THE YEARS ENDED              FOR THE
                                                              JULY 31,                  YEAR ENDED
                                                 -----------------------------------     JULY 31,
                                                   1993         1994         1995          1996
                                                 ---------    ---------    ---------    -----------
                                                            (AS COMBINED -- SEE NOTE 2)
REVENUES.......................................  $ 146,090    $ 178,392    $ 215,630     $ 250,596
COSTS AND EXPENSES:
  Operating expenses:
     Cost of services..........................    121,873      144,984      170,424       198,711
     Restructuring.............................                     838
  Write-off/write-down for impairment of
     assets....................................                   5,235                      3,628
  Depreciation and amortization................     11,741       19,119       23,732        26,921
  Selling, general and administrative..........      4,797        6,296        5,855         7,255
  Interest.....................................      1,928        3,213        5,170         5,466
  Merger related costs.........................                                              3,666
  Gain on sale of investment in FSU joint
     ventures..................................                               (4,370)
  Other........................................       (210)      (1,833)         232           546
                                                  --------     --------     --------      --------
          Total................................    140,129      177,852      201,043       246,193
                                                  --------     --------     --------      --------
Income before provision for income taxes and
  equity in loss of 50% or less-owned companies
  and joint ventures...........................      5,961          540       14,587         4,403
Provision for income taxes.....................      3,183        5,929        3,807         2,009
Equity in loss of 50% or less-owned companies
  and joint ventures...........................      2,204        4,965        5,186         1,113
                                                  --------     --------     --------      --------
NET INCOME (LOSS)..............................  $     574    $ (10,354)   $   5,594     $   1,281
                                                  ========     ========     ========      ========
PER SHARE OF COMMON STOCK:
  Earnings (loss) per share....................  $     .05    $    (.66)   $     .31     $     .07
                                                  ========     ========     ========      ========
  Weighted average shares......................     11,874       15,633       17,771        17,882
                                                  ========     ========     ========      ========
  Cash dividends -- common stock...............       None         None         None          None
                                                  ========     ========     ========      ========

          See Notes to Supplemental Consolidated Financial Statements

                                VERITAS DGC INC.

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
           (IN THOUSANDS, EXCEPT FOR PAR VALUE AND NUMBER OF SHARES)

                                                                            JULY 31,              (UNAUDITED)
                                                                    ------------------------      JULY 31,
                                                                      1994           1995           1996
                                                                    ---------      ---------      ---------
                                                                          (AS COMBINED -- SEE NOTE 2)
                              ASSETS
Current assets:
  Cash............................................................  $  15,545      $  10,082      $  10,072
  Restricted cash investments.....................................        320            670            327
  Accounts and notes receivable (net of allowance for doubtful
    accounts: 1994, $659; 1995, $607; 1996, $740).................     43,080         54,587         65,447
  Note receivable from FSU joint venture, current portion.........        443
  Materials and supplies inventory (net of reserves: 1994, $68;
    1995, $66; 1996, $0)..........................................      5,437          1,418          1,659
  Prepayments and other...........................................      2,468          5,805          8,199
                                                                     --------       --------       --------
         Total current assets.....................................     67,293         72,562         85,704
Property and equipment:
  Seismic equipment...............................................     79,358         92,538        103,899
  Data processing equipment.......................................     31,372         32,506         34,403
  Seismic ships...................................................      8,291
  Leasehold improvements and other................................     28,640         32,085         26,802
                                                                     --------       --------       --------
         Total....................................................    147,661        157,129        165,104
    Less accumulated depreciation.................................     79,238         81,750         86,094
                                                                     --------       --------       --------
         Property and equipment -- net............................     68,423         75,379         79,010
Multi-client survey data..........................................     18,500         27,976         25,628
Investment in and advances to joint ventures......................      9,639            187          1,463
Goodwill (net of accumulated amortization: 1994, $1,145; 1995,
  $1,701; 1996, 2,214)............................................      3,594          4,223          3,674
Other assets......................................................      3,478          4,013          3,113
Note receivable from FSU joint venture, non-current portion.......        887
                                                                     --------       --------       --------
         Total....................................................  $ 171,814      $ 184,340      $ 198,592
                                                                     ========       ========       ========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term related party loans..................................  $   2,695
  Current maturities of long-term debt............................      7,650      $  10,895      $  13,739
  Accounts payable -- trade.......................................     26,573         23,526         27,454
  Accrued interest................................................        291            408            313
  Other accrued liabilities.......................................     11,368         19,213         19,905
  Income taxes payable............................................      1,922          3,690          1,814
                                                                     --------       --------       --------
         Total current liabilities................................     50,499         57,732         63,225
Non-current liabilities:
  Long-term debt--less current maturities.........................     23,454         25,893         27,351
  Deferred credits................................................      1,323          1,084            364
  Other non-current liabilities...................................      2,021          1,631          1,729
                                                                     --------       --------       --------
         Total non-current liabilities............................     26,798         28,608         29,444
Commitments and contingent liabilities (Note 12)
Stockholders' equity:
  Common stock, $.01 par value; authorized: 40,000,000 shares;
    issued: 10,450,758 shares, 11,134,939 shares and 11,334,352 shares at July 31, 1994, 1995 and 1996, respectively (See Note
    14)...........................................................        314            111            113
  Additional paid-in capital......................................     98,240        100,797        104,469
  Accumulated earnings (deficit) (from August 1, 1991 with respect
    to Digicon Inc.)..............................................     (3,664)         1,930          2,275
  Less: Treasury stock, at cost; 858,497 shares...................                    (4,772)
  Cumulative foreign currency translation adjustment..............       (373)           (66)          (934)
                                                                     --------       --------       --------
         Stockholders' equity.....................................     94,517         98,000        105,923
                                                                     --------       --------       --------
         Total....................................................  $ 171,814      $ 184,340      $ 198,592
                                                                     ========       ========       ========

          See Notes to Supplemental Consolidated Financial Statements

                                VERITAS DGC INC.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                                                            (UNAUDITED)
                                                                               FOR THE YEARS ENDED            FOR THE
                                                                                    JULY 31,                YEAR ENDED
                                                                        ---------------------------------    JULY 31,
                                                                          1993        1994        1995         1996
                                                                        ---------   ---------   ---------   -----------
                                                                                  (AS COMBINED -- SEE NOTE 2)
OPERATING ACTIVITIES:
  Net income (loss).................................................... $     574   $ (10,354)  $   5,594     $ 1,281
  Non-cash items included in income (loss):
    Restructuring accrual..............................................                   252          14
    Write-off/write-down for impairment of assets......................                 5,235                   3,628
    Depreciation and amortization......................................    11,741      19,119      23,732      26,921
    Amortization of warrants issued with short-term related party
      loans............................................................                                89
    Amortization of deferred gain on sale/leaseback....................                              (898)       (103)
    (Gain) loss on disposition of property and equipment...............      (488)     (1,592)        919         875
    Equity in (earnings) loss of 50% or less-owned companies and joint
      ventures.........................................................     2,204       4,965       5,186       1,113
    Gain on sale of investment in FSU joint ventures...................                            (4,370)
    Write-down of proprietary seismic data to market...................       589         778       1,786       1,774
    Other..............................................................      (713)       (842)       (339)       (278)
  Change in operating assets/liabilities (exclusive of the effects of the purchase of GFS in 1993 and Data Graphics Ltd. in 1994):
    Accounts and notes receivable......................................    (3,632)     (1,626)     (8,230)    (11,003)
    Accounts and note receivable from FSU joint venture................
    Materials and supplies inventory...................................    (2,520)        910         235        (241)
    Prepayments and other..............................................       574           4      (2,702)      2,074
    Multi-client data..................................................    (3,214)    (10,075)    (11,262)        574
    Other..............................................................    (2,326)       (596)        389         886
    Accounts payable -- trade..........................................     1,882      (6,103)     (4,888)      1,770
    Accrued interest...................................................       (54)        131         117         (96)
    Other accrued liabilities..........................................       617       4,584       7,737         796
    Income taxes payable...............................................    (2,119)      1,116       1,721       2,229
    Deferred credits...................................................       (14)       (455)       (239)       (720)
    Other non-current liabilities......................................       551       1,679        (376)     (6,135)
  Adjustment to conform fiscal year of Veritas Energy Services Inc.....                                        (5,268)
         Total cash provided (used) by operating activities............     3,652       7,130      14,215      20,077
FINANCING ACTIVITIES:
  Payment of long-term debt............................................   (11,790)     (9,777)     (9,634)     11,437
  Proceeds from long-term debt.........................................     3,036                     531
  Net borrowings (payments) under credit agreements....................     6,282       7,446       1,676       2,665
  Net proceeds from sale of common stock...............................    21,083      28,219         (44)      4,470
  Net proceeds from sale of treasury stock.............................                             3,984       3,972
  Borrowings of short-term related party loans.........................                 6,081          30       1,500
  Payments of short-term related party loans...........................       (41)     (4,801)     (2,725)
         Total cash provided (used) by financing activities............    18,570      27,168      (6,182)     (4,160)
INVESTING ACTIVITIES:
  (Increase) decrease in restricted cash investments...................        79         304        (350)        343
  Increase in investment in and advances to joint ventures.............    (2,847)     (1,185)     (4,231)      2,372
  Sale to Syntron, Inc.:
    Inventories and technologies.......................................                             1,630
    Property and equipment.............................................                             1,370
  Sale of investment in FSU joint ventures.............................                             6,000
  Purchase of property and equipment...................................   (25,442)    (24,487)    (19,231)    (14,459)
  Sale of property and equipment.......................................     2,995       1,402       1,651         668
  Purchase of subsidiary...............................................                              (407)
         Total cash provided (used) by investing activities............   (25,215)    (23,966)    (13,568)    (15,820)
  Currency (gain) loss on foreign cash.................................      (253)       (108)         72        (107)
  Change in cash and cash equivalents..................................    (3,246)     10,224      (5,463)        (10)
  Beginning cash and cash equivalents balance..........................     8,567       5,321      15,545      10,082
  Ending cash and cash equivalents balance............................. $   5,321   $  15,545   $  10,082     $10,072

          See Notes to Supplemental Consolidated Financial Statements

                                VERITAS DGC INC.

              SUPPLEMENTARY SCHEDULES TO SUPPLEMENTAL CONSOLIDATED
                            STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                                                                (UNAUDITED)
                                                                                    FOR THE YEARS ENDED           FOR THE
                                                                                         JULY 31,               YEAR ENDED
                                                                               -----------------------------     JULY 31,
                                                                                1993       1994       1995         1996
                                                                               -------    -------    -------    -----------
                                                                                       (AS COMBINED -- SEE NOTE 2)
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Increase in assets/liabilities due to purchase of GFS Company:
    Cash.....................................................................  $    65
    Restricted cash investments..............................................       75
    Accounts and notes receivable............................................    3,025
    Materials and supplies inventory.........................................      183
    Prepayments and other....................................................      363
    Property and equipment -- net............................................    3,168
    Goodwill.................................................................    4,245
    Long-term debt...........................................................    2,431
    Accounts payable -- trade................................................    6,558
    Accrued interest.........................................................       13
    Other accrued liabilities................................................      969
    Common stock.............................................................    1,153
  Increase in assets/liabilities due to purchase of Data Graphic Ltd.:
    Accounts receivable......................................................                        $   354
    Property and equipment-net...............................................                            213
    Goodwill.................................................................                            748
    Accounts payable-trade...................................................                            637
    Long-term debt...........................................................                            678
  Increase (decrease) in investment in FSU joint ventures for:
    Common stock.............................................................             $ 7,299
    Accounts and note receivable from FSU joint ventures.....................                 135
    Other assets.............................................................
    Long-term debt...........................................................
  Increase (decrease) in property and equipment for:
    Accounts and notes receivable............................................                        $ 2,045      $   866
    Execution of capital leases and notes....................................   13,612      4,227     12,024       16,963
    Accounts payable -- trade................................................    2,289      1,058        334          572
    Deferred credits payable.................................................      805
    Prepayments and other....................................................   (1,104)
  Increase in materials and supplies inventory for deferred credits..........      987
  Increase in prepayments on property and equipment for notes payable........                            601
  Increase in notes receivable for:
    Sale of property and equipment...........................................                 250
    Sale of other assets.....................................................               1,330
  Sale of investment in FSU joint ventures resulting in an increase
    (decrease) in:
    Accounts and notes receivable from purchaser.............................                          1,790
    Accounts and note receivable from FSU joint ventures.....................                         (1,740)
    Accounts payable -- trade................................................                             78
    Treasury stock...........................................................                          8,756
  Sale of inventories, property and equipment and technologies to Syntron,
    Inc. resulting in an increase (decrease) in:
    Accounts and notes receivable -- deferred credits........................                          3,255
    Materials and supplies inventory.........................................                         (2,154)
    Other assets -- deferred credits receivable..............................                            857
    Accounts payable -- trade................................................                            957
    Other accrued liabilities -- deferred gain...............................                            891
    Other non-current liabilities -- deferred gain...........................                            110
  Sale of accounts receivable and property and equipment resulting in a decrease in:
    Accounts and notes receivable............................................                            (78)
    Property and equipment -- net............................................                           (247)
    Long-term debt...........................................................                           (199)
    Accounts payable -- trade................................................                            (18)
    Other non-current liabilities............................................                           (108)
  Increase in additional paid-in capital as a result of warrants issued with
    short-term related party loans...........................................                             89
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION (AS RESTATED -- SEE NOTE
  21):
  Cash paid for:
    Interest --
      Equipment purchase obligations and unsecured notes payable.............    1,262      1,538      1,280        1,878
      Secured term loan......................................................      584        585        635          506
      Credit agreements......................................................       46        461      1,723        1,843
      Short-term related party loans.........................................                 206        199
      Other..................................................................      239        339      1,388        1,286
    Income taxes.............................................................      436      1,272      2,276        5,086

          See Notes to Supplemental Consolidated Financial Statements

                                VERITAS DGC INC.

                SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED JULY 31, 1993, 1994, 1995 AND 1996
                  (IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)

                                                                                                   ACCUMULATED
                                                                                                     EARNINGS       CUMULATIVE
                              COMMON STOCK ISSUED     TREASURY STOCK,                            (DEFICIT) (FROM     FOREIGN
                              -------------------         AT COST          ADDITIONAL EMPLOYEE    AUGUST 1, 1991     CURRENCY
                                             PAR    --------------------   PAID-IN     NOTES     WITH RESPECT TO    TRANSLATION
                                SHARES      VALUE     SHARES     AMOUNT    CAPITAL    RECEIVABLE  DIGICON INC.)     ADJUSTMENT
                              -----------   -----   ----------   -------   --------   --------   ----------------   ----------
                                                          (AS COMBINED -- SEE NOTE 2)
BALANCE, AUGUST 1, 1992 --
  (AS PREVIOUSLY REPORTED BY
  DIGICON INC.) .............  22,597,423   $ 226                          $ 40,007   $    (48)      $  4,554
Pooling of interest with
  Veritas Energy Services
  Inc. ......................                                                   483                     1,562         $  (66)
Common stock issued in
  acquisition of GFS, net of
  issue costs................     225,000       2                             1,137
Common stock issued for cash,
  net of issue costs.........   5,456,900      55                            20,994
Collections of employee notes
  receivable.................                                                               48
Cumulative foreign currency
  translation
  adjustment.................                                                                                           (149)
Net income...................                                                                             574
                               ----------    ----     --------    ------    -------   --------       --------         ------
BALANCE, JULY 31, 1993.......  28,279,323     283                            62,621                     6,690           (215)
Common stock issued for
  investment in FSU joint
  ventures, net of issue
  costs......................   3,072,950      31                             7,228
Common stock issued for cash,
  net of issue
  costs -- Veritas Energy
  Services, Inc. ............                                                28,255
Common stock issued for cash
  under employee purchase
  plan -- Veritas Energy
  Services, Inc. ............                                                     9
Common stock issued for cash
  under employee stock option
  plan -- Veritas Energy
  Services, Inc. ............                                                   127
Cumulative foreign currency
  translation adjustment.....                                                                                           (158)
Net loss.....................                                                                         (10,354)
                               ----------    ----     --------    ------    -------   --------       --------         ------
BALANCE, JULY 31, 1994.......  31,352,273     314           --        --     98,240         --         (3,664)          (373)

                                  (Continued)

                                VERITAS DGC INC.

                SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CHANGES
                     IN STOCKHOLDERS' EQUITY -- (CONTINUED)
             FOR THE YEARS ENDED JULY 31, 1993, 1994, 1995 AND 1996
                  (IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)

                                                                                                   ACCUMULATED
                                                                                                    EARNINGS       CUMULATIVE
                              COMMON STOCK ISSUED     TREASURY STOCK,                            (DEFICIT) (FROM    FOREIGN
                              -------------------         AT COST          ADDITIONAL EMPLOYEE   AUGUST 1, 1991     CURRENCY
                                             PAR    --------------------   PAID-IN     NOTES     WITH RESPECT TO   TRANSLATION
                                SHARES      VALUE     SHARES     AMOUNT    CAPITAL    RECEIVABLE  DIGICON INC.)    ADJUSTMENT
                              -----------   -----   ----------   -------   --------   --------   ---------------   ----------
                                                         (AS COMBINED -- SEE NOTE 2)
Common stock issued for
  investment in FSU joint
  ventures, net of issue
  costs......................   2,052,543      20                             2,265
One for three reverse stock
  split, net of issue
  costs...................... (22,269,877)   (223)                              175
Warrants issued in
  conjunction with short-term
  related party loans........                                                    89
Common stock issued for cash
  under employee purchase
  plan -- Veritas Energy
  Services, Inc. ............                                                    28
Common stock reacquired in
  sale of investment in FSU
  joint ventures.............                       (1,708,497)  $(8,756)
Treasury stock issued for
  cash.......................                          850,000     3,984
Cumulative foreign currency
  translation adjustment.....                                                                                           307
Net income...................                                                                           5,594
                               ----------    ----     --------    ------    -------   --------       --------        ------
BALANCE, JULY 31, 1995.......  11,134,939     111     (858,497)   (4,772)   100,797                     1,930           (66)
Treasury stock issued for
  cash, net of issue costs
  (unaudited)................                          858,497     4,772       (800)
Common stock issued upon
  exercise of warrants
  (unaudited)................      29,433                                       530
Common stock issued for cash
  under employee stock option
  plan (unaudited)...........     181,497       2                             2,448
Common stock certificates
  cancelled (unaudited)......     (11,517)
Registration and filing costs
  (unaudited)................                                                   (30)
Common stock issued for cash
  under employee stock
  purchase plan -- Veritas
  Energy Services, Inc.
  (unaudited)................                                                    12
Common stock issued for cash
  under employee stock option
  plan -- Veritas Energy
  Services, Inc.
  (unaudited)................                                                 1,512
Cumulative foreign currency
  translation adjustment
  (unaudited)................                                                                                          (868)
Net income (unaudited).......                                                                           1,281
Adjustment to conform fiscal
  year of Veritas Energy
  Services Inc...............                                                                            (936)
                               ----------    ----     --------    ------    -------   --------       --------        ------
BALANCE, JULY 31, 1996
  (UNAUDITED)................  11,334,352   $ 113                          $104,469                 $   2,275        $ (934)
                               ==========    ====     ========    ======    =======   ========       ========        ======

          See Notes to Supplemental Consolidated Financial Statements

                                VERITAS DGC INC.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED JULY 31, 1993, 1994, 1995 AND
                  UNAUDITED AS TO THE YEAR ENDED JULY 31, 1996
                           AS COMBINED -- SEE NOTE 2

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

     The accompanying supplemental consolidated financial statements include the accounts of Veritas DGC Inc., formerly Digicon Inc., ("the Company") and all majority-owned domestic and foreign subsidiaries. Investments in 50% or less-owned companies and joint ventures are accounted for on the equity method. All material intercompany balances and transactions have been eliminated.

     All financial information for all periods presented prior to the merger on August 30, 1996 between Digicon Inc. ("Digicon") and Veritas Energy Services Inc. ("VES") includes the results of VES. (See Note 2). The merger has been accounted for as a pooling of interests. These supplemental consolidated financial statements, subject to audit adjustments, if any, will become the primary historical consolidated financial statements of Veritas DGC Inc. upon issuance of consolidated financial statements for a period that includes the date of consummation, August 30, 1996.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED FINANCIAL INFORMATION

     In the opinion of management, the unaudited supplemental consolidated financial statements as of July 31, 1996 contain all adjustments necessary to present fairly the financial position of Veritas DGC Inc. and subsidiaries, and the results of its operations and its cash flows for the year ended July 31, 1996.

RECLASSIFICATION OF PRIOR YEAR BALANCES

     Certain prior year balances have been reclassified for consistent presentation.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This statement is effective for financial statements with fiscal years beginning after December 15, 1995. The Company will be required to implement this statement for the fiscal year 1997. Implementation of this pronouncement is not expected to have a material effect on the Company's supplemental consolidated financial statements.

     In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation." This statement established a fair value method of accounting for stock-based compensation plans either through recognition or disclosure. This statement is effective for fiscal years beginning after December 15, 1995. The Company will be required to implement this statement for the fiscal year 1997. The

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

Company intends to adopt this standard by disclosing the pro forma net income
(loss) and net income (loss) per share amounts assuming the fair value method was adopted on August 1, 1995. The adoption of this statement will have no material impact on the Company's supplemental consolidated financial statements.

TRANSLATION OF FOREIGN CURRENCIES

     The Company has determined that the U.S. dollar is its primary functional currency and, accordingly, most foreign entities translate property and equipment (and related depreciation) and inventories into U.S. dollars at the exchange rate in effect at the time of their acquisition while other assets and liabilities are translated at year-end rates. Operating results (other than depreciation) are translated at the average rates of exchange prevailing during the year and remeasurement gains and losses are included in the determination of net income and are reflected in other costs and expenses (See Note 19). The remaining foreign entities use the Canadian dollar as the functional currency and translate all assets and liabilities at year-end exchange rates and operating results at average exchange rates prevailing during the year. Adjustments resulting from the translation of assets and liabilities are recorded in the cumulative foreign currency translation account in the stockholders' equity section.

CASH EQUIVALENTS

     For purposes of the Supplemental Consolidated Statements of Cash Flows, the Company has elected to define "cash equivalents" as items readily convertible into known amounts of cash with original maturities of three months or less.

RESTRICTED CASH INVESTMENTS

     Restricted cash investments in the amounts of $320,000, $670,000 and $327,000 at July 31, 1994, 1995 and 1996, respectively, were pledged as collateral on certain bank guarantees.

ACCOUNTS RECEIVABLE

     Included in accounts and notes receivable at July 31, 1994, 1995 and 1996 are unbilled amounts of approximately $8,600,000, $11,036,000 and $12,682,000, respectively. Such amounts are either not billable to the customer at July 31 in accordance with the provisions of the contract and generally will be billed in one to four months or are currently billable and will be invoiced in the next monthly statement cycle.

INVENTORIES

     Inventories of materials and supplies are stated at the lower of average cost or market.

MULTI-CLIENT SURVEY DATA

     The Company collects and processes certain seismic data for its own account to which it retains all ownership rights and which it resells to clients on a non-transferable, non-exclusive basis. The Company may obtain precommitted sales contracts to help fund the cash requirements of these surveys which generally last from 5 to 7 months. The Company capitalizes the unfunded portion using an estimated sales method. Under that method the amount capitalized equals actual costs incurred less costs attributed to the precommitted sales contracts based on the percentage of total estimated costs to total estimated sales multiplied by actual sales. The cost of multi-client survey data is charged to operations in the period sales occur based on the percentage of total estimated costs to total estimated sales

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

multiplied by actual sales. The Company periodically reviews the carrying value of multi-client survey data to assess whether there has been a permanent impairment of value and records losses in periods when the total estimated costs exceed total estimated sales or in periods when it is determined that sales would not be sufficient to cover the carrying value of the asset. In general, costs are expected to be recovered from sales over a period of less than 5 years.

GOODWILL

     The Company records the purchase price of businesses or joint venture interests in excess of the fair value of net assets acquired as goodwill which is amortized over a period of 10 to 20 years which approximates the period benefits are expected to be derived. The Company periodically reviews the carrying value of goodwill in relation to the current and expected operating results of the businesses or joint ventures in order to assess whether there has been a permanent impairment of such amounts. There were no write-downs as a result of such review during the years ended July 31, 1993, 1994, 1995 or 1996.

     See Notes 4, 5 and 6 relating to the purchase of investment in FSU joint ventures, GFS Company and Data Graphics Ltd.

MOBILIZATION COST

     Transportation and make-ready expenses of seismic operations prior to commencement of business in an area, that would not have been incurred otherwise, are deferred and amortized over the lesser of the term of the related contract or backlog of contracts in that area or one year. Amounts applicable to operations for the Company's own account are included in the cost of multi-client survey data. Unamortized mobilization costs are shown as other assets and totaled $973,000, $1,421,000 and $517,000 at July 31, 1994, 1995 and
1996, respectively.

INCOME TAXES

     The Company's policy is not to provide for the income taxes, if any, which would be payable if undistributed earnings of foreign consolidated subsidiaries were paid as dividends to the parent company, since such earnings have been or will be reinvested in the business.

     In February 1992, the FASB issued SFAS 109 "Accounting for Income Taxes", which requires the use of the "liability method" in place of the previously required "deferred method". Under the liability method, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. SFAS 109 allows recognition of all or a portion of benefits from net operating loss carryforwards as deferred tax assets if realization is "more likely than not". In periods of changing income tax rates, the liability method will cause fluctuations in net income of companies with deferred taxes. The Company adopted SFAS 109 effective August 1, 1993. The adoption of this standard did not result in a cumulative effect adjustment to equity or income for the year ended July 31, 1994.

     Recognition is given in the accompanying supplemental consolidated balance sheets to the future income tax benefits of loss carryforwards only to the extent that they can be used to offset existing deferred taxes. Since the Company's quasi-reorganization with respect to Digicon Inc. on July 31, 1991, in accordance with Staff Accounting Bulletin No. 86, the tax benefits of loss carryforwards existing at the date of the quasi-reorganization, when realized, have been recognized in the supplemental consolidated statements of operations by a charge in lieu of income taxes, representing the additional

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

income taxes which otherwise would have been provided, with an equal and offsetting direct addition to paid-in capital reflecting the utilization of the loss carryforward.

LEASES

     Operating leases include those for office space, specialized seismic equipment rented for short periods of time, and the Company's seismic ships which generally are chartered on a short-term basis.

QUASI-REORGANIZATION

     Digicon Inc. effected a quasi-reorganization adjustment as of July 31, 1991 in which its accumulated deficit at July 31, 1991 of $139,751,000 was offset against additional paid-in capital.

REVENUES

     Revenues from data acquisition and data processing services are recorded as revenues based on contractual rates set forth in the related contract if the contract provides a separate rate for each segment. If the contract only provides a rate for the overall service, revenue is recognized based on the percentage of the work effort completed compared with the total work effort involved in the contract.

DEPRECIATION

     Provision for depreciation is computed using the straight-line method based on estimated useful lives as follows:

                                                                         AVERAGE
                                                                         YEARS
                                                                         ----
                Seismic equipment.....................................    5
                Data processing equipment.............................   3-6
                Seismic ships.........................................    14
                Leasehold improvements and other......................   3-7

     Expenditures for routine repairs and maintenance are charged to expense as incurred; expenditures for additions and improvements are capitalized and depreciated over the estimated remaining life of the related asset. Significant vessel biennial drydocking expenses are recorded as deferred charges in other assets and are amortized over a six to twelve month period. The net gain or loss on items of property and equipment retired or disposed of is included in other costs and expenses. See Note 19.

     It is the Company's policy to periodically review property and equipment lives. In fiscal 1993, a study indicated that the actual lives for certain asset categories generally were longer than the useful lives used for depreciation purposes in the Company's financial statements and accordingly, the Company extended the estimated useful lives for certain of its seismic acquisition equipment. The effect of this change was to reduce 1993 depreciation expense by $490,000 and increase net income by $490,000, or $.04 per share (as restated for the Reverse Split -- See Note 14).

     In fiscal 1994 and 1996, the Company recognized impairment of assets in the amount of $5,235,000 and $3,628,000, respectively or $.33 and $.20 respectively per share (as restated for the Reverse Split -- See Notes 14 and 18).

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

RESEARCH AND DEVELOPMENT

     Research and development costs are charged to expense when incurred. Research and development costs for the years ended July 31, 1993, 1994, 1995 and 1996 were $4,727,000, $5,764,000, $3,589,000 and $3,193,000, respectively.

EARNINGS (LOSS) PER SHARE

     Weighted average shares and earnings (loss) per share have been restated for all periods presented to reflect the effect of the Reverse Split consummated on January 17, 1995 (see Note 14) and shares issuable upon exchange of the Veritas Energy Services Inc. Exchangeable Stock (see Note 2).

     Primary loss per share is computed based on the weighted average number of shares of common stock. Primary earnings per share is computed based on the weighted average number of shares of common stock plus common stock equivalents. Common stock equivalents include (i) stock options (see Note 13), (ii) warrants (see Note 17) and (iii) contingent shares issuable. Shares issuable upon the conversion of stock options and warrants were disregarded since the treasury stock method of calculation produced no incremental shares or resulted in dilution of less than 3%. For the year ended July 31, 1994, contingent shares issuable under the second stage of the agreements discussed in Note 4 were disregarded due to net losses incurred.

     Fully diluted earnings per share is not presented for the year ended July 31, 1994 due to net losses incurred. Fully diluted earnings per share is not presented for the years ended July 31, 1993, 1995 and 1996 since stock options and warrants referenced above had no dilutive effect or resulted in dilution of less than 3%.

2. BUSINESS COMBINATION

     On August 30, 1996, Veritas Energy Services Inc. ("VES"), a Canadian company, was combined with and into Digicon Inc. ("Digicon"), a Delaware corporation (the "Combination"). The combined company changed its name to Veritas DGC Inc. (the "Company"). As a result of the Combination, each share of VES no par value common shares outstanding was converted into the right to receive VES no par value exchangeable stock (the "Exchangeable Stock") at an exchange ratio of 0.8 of a share of Exchangeable Stock per VES common share. All of the holders of VES common shares, except for those shareholders who perfected and properly exercised their right to dissent from the Combination and received fair value of their shares in cash, became holders of Exchangeable Stock and accordingly, 7,023,701 shares of Exchangeable Stock were issued. The aggregate stated capital of the Exchangeable Stock is equal to the aggregate stated capital immediately prior to the Combination of the VES common shares that were exchanged or $30,396,000. The Exchangeable Stock is convertible, at the discretion of the stockholder, on a one-for-one basis into shares of the Company's $0.01 par value common stock and their holders have rights identical to the holders of the Company's common stock. Options to purchase shares of VES common stock ("VES Option") were converted into options to purchase shares of the Company's common stock at an exchange ratio of 0.8 of an option in the Company's common stock per VES Option. See Note 13. The VES articles of amalgamation were amended to reduce the number of authorized VES common shares to one which will be held by the Company.

     The Combination has been accounted for as a pooling-of-interests and, accordingly, the accompanying supplemental consolidated financial statements have been prepared on a basis that includes the accounts of Digicon and VES. Information concerning common stock and per share data has been restated on an equivalent share basis. As a result of differing year ends of Digicon and VES, results of

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

operations for dissimilar year ends have been combined. Digicon's results of operations for each of the three years ended July 31, 1995 have been combined with VES' results of operations for each of the three years ended October 31, 1995. Digicon's results of operations for the year ended July 31, 1996 have been combined with VES' results of operations for the twelve months ended July 31, 1996 and, accordingly, VES' operating results for the period August 1, 1995 through October 31, 1995 is included in the years ended July 31, 1995 and July 31, 1996. An adjustment in an amount equal to the results of operations for this three-month period is included in the unaudited supplemental consolidated statements of changes in stockholders' equity. Revenues, net income and net income per share were $22,150,000, $936,000 and $0.05, respectively, for the period August 1, 1995 through October 31, 1995.

     Presented below is the effect of the pooling of interests on previously reported results of operations. Amounts related to VES have been converted into the Company's reporting currency, United States ("U.S.") dollars, using weighted average exchange rates prevailing during the period and reflects adjustments for differences between U.S. and Canadian generally accepted accounting principles ("GAAP") and reclassifications to conform financial statement presentation. GAAP adjustments include adjustments to (i) write off foreign exchange gains and (losses) on borrowings which are deferred and amortized over the period of the debt affecting net income by approximately ($220,000), $253,000, ($25,000) and ($71,000) for the years ended July 31, 1993, 1994, 1995 and 1996, respectively, and (ii) reverse the effect of a prior period adjustment affecting net income by approximately ($834,000) and $314,000 for the years ended July 31, 1994 and 1995, respectively. Reclassification of $13,994,000, $27,213,000, $25,493,000
and $28,842,000 for the years ended July 31, 1993, 1994, 1995 and 1996 have been made to net amounts billed to customers for reimbursable costs against VES' revenues.

                                                            YEARS ENDED JULY 31,
                                               -----------------------------------------------
                                                 1993         1994         1995         1996
                                               --------     --------     --------     --------
                                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues:
  Digicon....................................  $106,923     $115,535     $131,127     $160,847
  VES........................................    53,161       90,070      109,996      118,591
  Reclassifications/adjustments..............   (13,994)     (27,213)     (25,493)     (28,842)
                                               --------     --------     --------     --------
          Total..............................  $146,090     $178,392     $215,630     $250,596
                                               ========     ========     ========     ========
Net income (loss):
  Digicon....................................  $ (1,258)    $(14,426)    $  2,778     $    385
  VES........................................     2,052        4,653        2,527          967
  Adjustments................................      (220)        (581)         289          (71)
                                               --------     --------     --------     --------
          Total..............................  $    574     $(10,354)    $  5,594     $  1,281
                                               ========     ========     ========     ========
Net income (loss) per share:
  As previously reported.....................  $   (.15)    $  (1.48)    $    .25     $    .04
                                               ========     ========     ========     ========
  As restated................................  $    .05     $   (.66)    $    .31     $    .07
                                               ========     ========     ========     ========

     There were no material adjustments to the net assets of VES as a result of adopting the same accounting principles as the Company.

     During the year ended July 31, 1996, the Company incurred $3,666,000 of costs associated with the merger. These costs consist primarily of professional fees.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

3. INVESTMENT IN INDONESIAN JOINT VENTURE

     Summarized financial information of this joint venture is as follows:

                                                       JULY 31,      JULY 31,      JULY 31,
                                                         1994          1995          1996
                                                       ---------     ---------     ---------
                                                             (IN THOUSANDS OF DOLLARS)
    Current assets...................................  $   2,734     $   1,492     $   1,837
    Property and equipment -- net....................      1,593
    Proprietary seismic data.........................      1,138           468           617
                                                        --------      --------      --------
              Total assets...........................  $   5,465     $   1,960     $   2,454
                                                        ========      ========      ========
    Current liabilities..............................      2,247         1,192           923
    Other long-term liabilities......................                      635
    Long-term debt...................................        922
    Advances from Digicon............................      9,692        12,439        14,531
                                                        --------      --------      --------
              Total non-current liabilities..........     10,614        13,074        14,531
    Stockholders' equity
    Common stock.....................................      2,576         2,576         2,576
    Accumulated deficit..............................     (9,972)      (14,882)      (15,576)
                                                        --------      --------      --------
              Total stockholders' equity.............     (7,396)      (12,306)      (13,000)
                                                        --------      --------      --------
              Total liabilities and stockholders'
                equity...............................  $   5,465     $   1,960     $   2,454
                                                        ========      ========      ========

                                                        FOR THE YEARS ENDED JULY 31,
                                             --------------------------------------------------
                                               1993          1994          1995          1996
                                             --------      --------      --------      --------
                                                         (IN THOUSANDS OF DOLLARS)
    Revenues..............................   $ 11,012      $  2,518      $  1,443      $  4,188
    Operating Expenses....................     10,776         5,367         5,368         4,764
    Depreciation and amortization.........      1,779         1,065           430
    Other.................................        518           174           196           (48)
                                              -------        ------        ------        ------
              Total.......................     13,073         6,606         5,994         4,716
    Loss before (provision) benefit for
      income taxes........................     (2,061)       (4,088)       (4,551)         (528)
    (Provision) benefit for income
      taxes...............................         36            --          (359)         (166)
                                              -------        ------        ------        ------
    Net loss..............................   $ (2,025)     $ (4,088)     $ (4,910)     $   (694)
                                              =======        ======        ======        ======

4. INVESTMENT IN FSU JOINT VENTURES

     During the year ended July 31, 1994, the Company entered into a joint venture agreement with MD Seis International Ltd. to perform geophysical services in the former Soviet Union ("FSU"). In connection with the agreement, the Company placed 5,431,615 shares of its pre-Reverse Split common stock in escrow to be distributed in stages upon the execution and completion of certain conditions.

     The first stage was completed on April 1, 1994 and the Company exchanged 3,072,950 shares of pre-Reverse Split common stock valued at $2.375 per share, or $7,298,256, and a $1,000,000 cash commitment in return for interests in certain jointly owned companies. The second stage of the agreement was completed on August 25, 1994, and the Company increased its ownership interest in

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

certain of these companies by exchanging 2,052,543 shares of pre-Reverse Split common stock valued at $1.125 per share, or $2,309,111, and an additional $2,000,000 cash commitment. In addition, the Company agreed to guarantee certain liabilities of the joint ventures. After adjustment for the Reverse Split consummated on January 17, 1995, MD Seis owned 1,708,497 shares of common stock.

     The investments were being accounted for under the equity method. The FSU joint ventures generated total revenues of approximately $300,000 and $6,994,000 and net losses of approximately $921,000 and $2,954,000 during the years ended July 31, 1994 and 1995, respectively. The Company's share of net losses was approximately $391,000 and $1,477,000 during the years ended July 31, 1994 and 1995, respectively. The excess purchase price over the fair value of the net assets acquired in the amount of $9,292,000 was being amortized over a 20 year period. Amortization expense for the years ended July 31, 1994 and 1995 was $100,000 and $392,000, respectively.

     On June 6, 1995, the Company sold its interests in the joint ventures for $6,000,000 in cash and the return of the 1,708,497 shares of the post-Split common stock owned by MD Seis (valued at $5.125 per share). In addition, the Company received $2,992,144 in short-term notes, which were collected on July 31, 1995, representing payments for equipment sold and a return of amounts previously advanced to the joint ventures and is entitled to receive royalties of up to $1,500,000 based on future sales of speculative data currently being acquired by the joint ventures. The net effect of these transactions was a gain of $4,370,000 which was recognized during 1995.

5. PURCHASE OF GFS COMPANY

     On October 30, 1992, the Company acquired GFS Company ("GFS") of Jackson, Mississippi. GFS operates land and transition zone seismic crews. Under the agreement, Digicon issued 225,000 shares of its pre-Reverse Split common stock (valued at $1,153,000) and $117,000 in notes in exchange for all of the outstanding stock of GFS. On completion of the transaction, GFS became a wholly-owned subsidiary of the Company. The acquisition was accounted for using the purchase method of accounting, and accordingly, goodwill of $4,245,000 was recorded representing the excess of the purchase price over the fair value of the net assets acquired. The goodwill is being amortized over a ten-year period and the operations of GFS are included in the consolidated financial statements beginning November 1, 1992.

6. PURCHASE OF DATA GRAPHICS LTD.

     On December 1, 1994, VES acquired all of the outstanding capital stock of Data Graphics Ltd. for a purchase price of $1,723,000, including $1,315,000 of assumed liabilities. The acquisition has been accounted for using the purchase method of accounting, and accordingly, goodwill of $1,155,000 was recorded representing the excess of the purchase price over the fair value of the assets acquired. The goodwill is being amortized over a ten-year period and the operations of Data Graphics Ltd. are included in the consolidated financial statements beginning December 1, 1994.

7. SALE OF INVENTORIES, ASSETS AND TECHNOLOGIES

     On August 31, 1994, the Company entered into a series of agreements with Syntron, Inc. ("Syntron") that provided for the sale of certain assets, inventories, and technologies by the Company to Syntron and the assumption of certain liabilities by Syntron. The sale price was $7,500,000 payable in cash of $3,000,000 and $4,500,000 in credits to be applied by the Company against future purchases from Syntron. The agreements also provide that for a period of three years, Syntron will be the sole supplier to the Company of certain acquisition, monitoring, and recording equipment that is competitively priced, deliverable on a timely basis and is technologically competitive. In addition, the Company

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

agreed to lease back certain marine and land recording equipment from Syntron for a period of up to 36 months with minimum lease terms ranging from 7 1/2 to 17 1/2 months. The difference between the sale price and the net book value of the net assets sold after discounting the credits by 2 1/2% was a $1,001,000 gain which was recognized on a pro rata basis over the minimum lease terms as a reduction in rental expense. Unused credits in the amount of $1,168,000 are included in accounts and notes receivable at July 31, 1996.

8. SHORT-TERM RELATED PARTY LOANS

     The short-term related party loans provided for up to $3,000,000 in advances and were collateralized, on a subordinated basis, by a majority of the assets of Digicon. Interest was payable at prime plus 3% through January 26, 1995 and at prime plus 6% thereafter. Interest expense for the years ended July 31, 1994 and 1995 was $206,000 and $376,000, respectively. The loans were subject to mandatory prepayment from a portion of the proceeds of certain specified transactions, if and when such transactions occurred. As a result of the completion of several such transactions, the loans were fully repaid on June 13, 1995. As further consideration for the facility, the Company issued common stock purchase warrants in an amount directly related to the average outstanding balance of the loans. See Notes 17 and 21.

9. LONG-TERM DEBT

     The Company's long-term debt is as follows:

                                                           JULY 31,     JULY 31,     JULY 31,
                                                             1994         1995         1996
                                                           --------     --------     --------
                                                               (IN THOUSANDS OF DOLLARS)
    Revolving credit agreement due July 1998, at prime
      plus  1/4% (8.5% at July 31, 1996).................                            $ 11,458
    Revolving credit agreement due April 1997, at prime
      plus 3%............................................  $ 12,446     $ 14,123
    Secured term loan due July 1999, at prime plus  3/4%
      (9.0% at July 31, 1996)............................                               6,000
    Secured term loan due June 1997, at 10.75%...........     6,000        4,500
    Secured term loan due July 1999, at prime plus  1/2%
      (6.25% at July 31, 1996)...........................                               1,240
    Secured term loan due July 1999, at prime plus  1/2%
      (8.75% at July 31, 1996)...........................                               2,832
    Equipment purchase obligations maturing through July
      1999, at a weighted average rate of 10.28% at July
      31, 1996...........................................    12,089       17,720       19,319
    Secured term loan due July 1996, at 7.75%............       454          185
    Mortgage note payable due October 2005, at 10%.......                    260          241
    Real estate note maturing April 1995, at prime plus
      1.25%..............................................        80
    Unsecured notes maturing through January 1995, at
      10%................................................        35
                                                            -------      -------      -------
              Total......................................    31,104       36,788       41,090
    Less current maturities..............................     7,650       10,895       13,739
                                                            -------      -------      -------
              Due after one year.........................  $ 23,454     $ 25,893     $ 27,351
                                                            =======      =======      =======

     The revolving credit agreement due July 1998 is with a commercial bank and provides a facility of up to $15,000,000. Advances under the agreement are limited by a borrowing formula and are

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

collateralized by a majority of the assets of the Company (except those assets directly or indirectly owned by VES). The agreement provides for the collection of certain of the Company's accounts receivable into cash collateral accounts. Amounts applied against outstanding advances are available for reborrowing upon presentation of evidence of adequate borrowing base coverage. Interest is payable monthly at prime plus 1/4%. The agreement limits, among other things, the Company's right, without consent of the lender, to take certain actions including creating indebtedness in excess of specified amounts and declaring or paying dividends, and requires the Company to maintain certain financial ratios. At July 31, 1996, $3,542,000 was available for borrowing under this agreement.

     The revolving credit agreement due April 1997 was with a finance company and provided a revolving credit facility of up to $17,000,000 (increased from $15,000,000 in April 1995) through April 11, 1997. The facility was repaid in July 1996 with proceeds from the revolving credit agreement due July 1998.

     The secured term loan due July 1999 is with a commercial bank and is due in 36 monthly installments of $166,667 plus interest at prime plus 3/4% and is secured by a majority of the assets of the Company (except those assets directly or indirectly owned by VES.

     The secured term loan due June 30, 1997, bore interest at 10.75% payable quarterly. A principal payment of $1,500,000 was paid on June 30, 1996, and the remaining unpaid principal was due June 30, 1997. In connection with the loan, the Company issued common stock purchase warrants to the lender. See Note 17. The loan was repaid with proceeds from the secured term loan due July 1999.

     The secured term loans due July 1999 provide for advances for equipment purchases up to Canadian $5.5 million and Canadian $4.0 million, respectively, and advances are payable in 36 equal monthly installments. Advances bear interest at the prime rate (as defined) plus .5% and are secured by the equipment purchased. The agreements require VES to maintain certain financial ratios. Amounts available for borrowing under the agreements at July 31, 1996 were $2,760,000 and $76,000, respectively.

     The Company's equipment purchase obligations represent installment loans and capitalized lease obligations primarily related to computer and seismic equipment.

     Annual maturities of long-term debt for the next five years are as follows:

                                                                 JULY 31,      JULY 31,
                              FISCAL YEAR                          1995          1996
        -------------------------------------------------------  --------      --------
                                                                    (IN THOUSANDS OF
                                                                        DOLLARS)
          1996.................................................  $ 10,895
          1997.................................................    22,246      $ 13,739
          1998.................................................     3,231        21,531
          1999.................................................       230         5,555
          2000.................................................        24            86
          2001.................................................       162            29
          Thereafter...........................................                     150
                                                                 --------      --------
                  Total........................................  $ 36,788      $ 41,090
                                                                  =======       =======

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     During the year ended July 31, 1993, the Company incurred interest costs of $1,928,000. The Company capitalized $204,000 of this amount as a cost of leasehold improvements to a chartered vessel. No interest was capitalized during the years ended July 31, 1994, 1995 and 1996.

10. INCOME TAXES

     The tax effects of significant items comprising the Company's net deferred tax position are as follows:

                                                    JULY 31,     JULY 31,     JULY 31,
                                                      1994         1995         1996
                                                    --------     --------     --------
                                                        (IN THOUSANDS OF DOLLARS)
        Deferred tax assets:
          Difference between book and tax basis
             of property and equipment...........   $  3,488     $  4,544     $  3,107
          Difference between book and tax basis
             of proprietary seismic data.........      1,943        4,526        8,443
          Operating loss carryforwards...........     47,046       50,156       45,902
          Tax credit carryforwards...............      6,023        5,761        3,580
          Other..................................        595          156        1,304
                                                    --------     --------     --------
                  Total..........................     59,095       65,143       62,336
        Deferred tax liabilities:
          Other..................................     (1,923)        (840)      (1,748)
                                                    --------     --------     --------
        Net deferred tax assets..................     57,172       64,303       60,588
        Valuation allowance......................    (58,612)     (64,829)     (61,055)
                                                    --------     --------     --------
        Net deferred tax liability...............   $ (1,440)    $   (526)    $   (467)
                                                    ========     ========     ========

     Provision for income taxes consists of the following:

                                                      FOR THE YEARS ENDED JULY 31,
                                                 ---------------------------------------
                                                  1993       1994       1995       1996
                                                 ------     ------     ------     ------
                                                        (IN THOUSANDS OF DOLLARS)
        Current -- U.S........................   $   54                $   34
        Current -- foreign....................    3,143     $2,449      4,687     $2,068
        Deferred -- foreign...................      (14)     3,480       (914)       (59)
                                                 ------     ------     ------     ------
                  Total.......................   $3,183     $5,929     $3,807     $2,009
                                                 ======     ======     ======     ======

     As of July 31, 1995 and 1996, the Company had U.S. net operating loss carryforwards ("NOL's") of approximately $88,756,000 and $86,890,000, respectively which expire in the years 1998 through 2010. Included in such amounts are $76,885,000 and $73,681,000, at July 31, 1995 and 1996,
respectively, of NOL's that existed prior to the quasi-reorganization. See Note
1. As of July 31, 1995 and 1996, approximately $5,761,000 and $3,580,000, respectively of investment tax credit carryforwards, which will expire in the years 1997 through 1999, were available to reduce future U.S. income taxes.

     Foreign operations had NOL's of approximately $62,498,000 and $49,061,000 at July 31, 1995 and 1996, respectively, which are available indefinitely to reduce future foreign taxable income in specific jurisdictions. Included in such amounts are $48,900,000 and $38,315,000 at July 31, 1995 and 1996, respectively of NOL's that existed prior to the quasi-reorganization. See Note 1. The foreign component of income (loss) before provision for income taxes was $241,000, $4,018,000, $(747,000) and $(135,000) for the years ended July 31, 1993, 1994,
1995 and 1996, respectively.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of income tax expense computed at the statutory rate to the provision included in the supplemental Consolidated Statements of Operations is as follows:

                                                                  YEARS ENDED JULY 31,
                                                          -------------------------------------
                                                          1993      1994       1995       1996
                                                          -----     -----     ------     ------
Income tax at the statutory rate......................    2,027       183      5,105      1,541
Increase (reduction) in taxes resulting from:
  Foreign losses with no tax recovery.................      764     4,221      2,505      4,985
  Foreign withholding tax cost........................                  0      1,400        274
  Foreign exchange capital loss.......................              2,410        148         51
  Foreign rate adjustment.............................               (710)       (93)      (131)
  Non deductible expenses.............................                419        258        315
  Write-off of capital investment in foreign
     subsidiary.......................................                  0     (5,775)    (4,734)
  Other...............................................      392      (594)       259       (292)
                                                          -----     ------    ------     ------
                                                          3,183     5,929      3,807      2,009
                                                          =====     ======    ======     ======

     IRS regulations restrict utilization of NOL's for any company in which an "ownership change" (as defined in Section 382 of the Internal Revenue Code) has occurred. The Company has performed the required testing and has concluded that an "ownership change" occurred in connection with the issuance of common stock through a public offering made by the Company on January 6, 1992. As a result, the future utilization of U.S. NOL's existing at the date of the "ownership change" will be limited to approximately $4,000,000 per year. This limitation had no effect on the provision for income taxes for the years ended July 31, 1993, 1994, 1995 and 1996. To the extent that any portion of this annual limitation is not used in any year, it may be carried over and added to the annual limitation of succeeding years. At July 31, 1995 and 1996, the accumulated unused limitation on NOL's existing at the date of the "ownership change" was approximately $12,948,000 and $16,003,000, respectively.

11. DEFERRED CREDITS

     In August 1992, the Company entered into agreements with a customer pursuant to which the Company received certain seismic equipment with a fair value of approximately $1,792,000 and was obligated to allow $7,800,000 in discounts at specified rates on future seismic services performed by the Company for such customer. The Company recorded deferred revenue equal to the fair value of seismic equipment at the time the equipment was received. The deferred revenue is amortized as an adjustment to revenues at a rate determined by the ratio of revenues generated by the customer during a reporting period to total revenues as the customer purchases seismic services eligible for the discounts. At July 31, 1996 remaining discounts in the amount of $3,041,000 were available to such customer and the remaining unrecognized deferred revenue is $363,000.

     The Company also has $1,500,000, $880,000 and $2,078,000 at July 31, 1994,
1995 and 1996, respectively, included in other accrued liabilities relating to deferred credits earned by certain customers in conjunction with their original participation in certain of the Company's multi-client data surveys. These credits may be applied by the customers against future invoiced amounts.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

12. COMMITMENTS AND CONTINGENT LIABILITIES

     Total rentals of vessels, equipment and office facilities charged to operations amounted to $17,904,000, $22,631,000, $27,651,000 and $28,210,000 for
the years ended July 31, 1993, 1994, 1995 and 1996, respectively.

     Minimum rentals payable under operating leases, principally for office space and vessel charters with remaining noncancellable terms of at least one year are as follows:

                                FISCAL                               JULY 31,      JULY 31,
                                 YEAR                                  1995          1996
    ---------------------------------------------------------------  --------      --------
                                                                        (IN THOUSANDS OF
                                                                            DOLLARS)
      1996.........................................................  $ 15,532
      1997.........................................................     8,640      $ 15,268
      1998.........................................................     7,539         9,650
      1999.........................................................     6,855         8,373
      2000.........................................................     3,576         4,222
      2001.........................................................     7,562         7,373
    2002-2013......................................................                   6,745

     In connection with the Company's 1997 capital expenditure program the Company has commitments of $4,546,000 outstanding at July 31, 1996.

     The Company has an employment agreement with a former employee, who was also a director, that provides for salary payments of $25,417 per month plus certain employee benefits through December 31, 1995, the end of the employment period as defined. The agreement also contains a non-compete clause for a period of three years after the employment period during which time the employee will receive payments of $12,709 per month plus certain employee benefits.

13. EMPLOYEE BENEFITS

     The Company maintains a 401(k) plan in which employees of certain of Digicon's majority-owned domestic foreign subsidiaries are eligible to participate. However, employees of Digicon's foreign subsidiaries who are covered under a foreign deferred compensation plan are not eligible. Employees are permitted to make contributions of up to 10% of their salary to a maximum of $9,240 per year. Generally, the Company will contribute an amount equal to one-half of the employee's contribution up to $6,000 or 6% (whichever is less) of the employee's salary; however, if consolidated pre-tax income for any fiscal year is less than the amount required to be contributed by the Company, the Company may elect to reduce its contribution, but in no event may it reduce the total contribution to less than 25% of the employee contribution. The Company may make additional contributions from its current or cumulative net profits in an amount to be determined by the Board of Directors. Employer matching contributions to the 401(k) plan were $137,000 in 1993, $286,000 in 1994, $281,000 in 1995 and $314,000 in 1996.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     The Company initiated an employee nonqualified stock option plan on September 1, 1992. Options are granted to Digicon's officers and key employees and are exercisable no earlier than six months after the date of grant. The option price per share shall not be less than the lesser of (i) fair market value of the common stock on the date the option is granted or (ii) the average fair market value for the common stock during the 30 trading days ending on the trading day next preceding the date the option is granted. Options expire ten years from the date of grant. The exercise prices and number of options existing prior to January 17, 1995 have been adjusted for the Reverse Split. See Note 14. The Company has authorized 1,158,333 shares of post-Reverse Split common stock to be issued under the plan.

                                                             NUMBER OF       EXERCISE
                                                              OPTIONS         PRICE
                                                             ---------     ------------
        Balance, July 31, 1993............................     560,000        $13.50
          Options cancelled...............................     (70,667)    $6.40-$13.50
                                                               -------
        Balance, July 31, 1994............................     489,333        $13.50
          Options issued..................................      13,333        $6.00
          Options cancelled...............................     (79,666)       $13.50
                                                               -------
        Balance, July 31, 1995............................     423,000     $6.00-$13.50
          Options issued..................................     195,500        $5.25
          Options cancelled...............................     (31,680)    $5.25-$13.50
          Options exercised...............................    (181,497)       $13.50
                                                               -------
        Balance, July 31, 1996............................     405,323     $5.25-$13.50
                                                               =======
        Options exercisable, July 31, 1996................     234,823
                                                               =======

     The Company also initiated a stock option plan for Digicon's non-employee directors (the "Director Plan") providing for stock options to be granted to each non-employee director of the Company. The Director Plan provides that on December 31 of each year, each eligible director shall be granted an option to purchase 3,333 shares of the Company's post-Reverse Split common stock, subject to an aggregate limit of 16,667 shares for each director. The exercise price for each option granted shall be the average closing price of the common stock for the 30 trading days prior to the date of grant. The exercise prices of options existing prior to January 17, 1995 have been adjusted for the Reverse Split. Options may be exercised at any time (i) after the later of six months following the date of grant or the first anniversary of the director's service on the board and (ii) before the sixth anniversary of the date of grant, when the option expires. No options under the Director Plan have been exercised. The Company has authorized 200,000 shares of post-Reverse Split common stock to be issued under the Director Plan.

                                                               NUMBER
                                                                 OF         EXERCISE
                                                               OPTIONS       PRICE
                                                               ------     ------------
        Balance, July 31, 1993..............................   20,000        $12.87
          Options issued....................................   16,667        $6.72
                                                               ------
        Balance, July 31, 1994..............................   36,667     $6.72-$12.87
          Options issued....................................   19,998        $4.13
                                                               ------
        Balance, July 31, 1995..............................   56,665     $4.13-$12.87
          Options issued....................................   19,994        $6.76
                                                               ------
        Balance, July 31, 1996..............................   76,659     $4.13-$12.87
                                                               ======
        Options exercisable, July 31, 1996..................   76,659
                                                               ======

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     The Company maintains a contributory defined benefit pension plan (the "Pension Plan") for eligible participating employees in Digicon's United Kingdom offices. Monthly contributions by employees are equal to 3.5% of their salaries with the Company providing an additional contribution in an actuarially determined amount necessary to fund future benefits to be provided under the Pension Plan. Benefits provided are based upon 1/60 of the employee's final pensionable salary (as defined) for each complete year of service up to 2/3 of the employee's final pensionable salary and increase annually at 5%. The Pension Plan also provides for 50% of such actual or expected benefits to be paid to a surviving spouse upon the death of a participant. Pension Plan assets consist mainly of investments in marketable securities which are held and managed by an independent trustee. The net periodic pension costs are as follows:

                                                                FOR THE YEARS ENDED
                                                                      JULY 31,
                                                            ----------------------------
                                                             1994       1995       1996
                                                            ------     ------     ------
                                                             (IN THOUSANDS OF DOLLARS)
        Service costs (benefits earned during the
          period)........................................   $  288     $  275     $  224
        Interest costs on projected benefit obligation...      249        253        292
        Return on assets.................................     (226)      (275)      (312)
        Net amortization and deferral....................        4          5          5
                                                             -----      -----     ------
        Net periodic pension costs.......................   $  315     $  258     $  209
                                                             =====      =====     ======

     The funded status of the Pension Plan is as follows:

                                                         JULY 31,   JULY 31,   JULY 31,
                                                           1994       1995       1996
                                                          ------     ------     ------
                                                           (IN THOUSANDS OF DOLLARS)
        Plan assets at fair value......................   $2,841     $3,444     $4,029
        Actuarial present value of accumulated vested
          benefit obligations..........................    2,472      3,026      3,696
        Effect of future salary increases..............      437        517        633
                                                          -------    -------    ------
          Projected benefit obligation.................    2,909      3,543      4,329
                                                          -------    -------    ------
        Projected benefit obligation in excess of plan
          assets.......................................      (68)       (99)      (300)
        Unrecognized prior service cost................       68         13        179
                                                          -------    -------    ------
        Pension liability..............................   $          $  (86)    $ (121)
                                                          =======    =======    ======

     The weighted average assumptions used to determine the projected benefit obligation and the expected long-term rate of return on assets for the years ended July 31, 1994, 1995 and 1996 are as follows:

        Discount rate........................................................    8.5%
        Rates of increase in compensation levels.............................    6.5%
        Expected long-term rate of return on assets..........................    9.0%

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     At the date of combination (see Note 2), options to purchase of VES Common Stock ("VES Option") were converted into options to purchase shares of the Company's common stock at an exchange ratio of 0.8 of an option in the Company's common stock per VES Option. All options are immediately exercisable. Options to purchase the Company's common stock converted from VES Options are as follows:

                                                             NUMBER OF       EXERCISE
                                                              OPTIONS         PRICE
                                                             ---------     ------------
        Balance, July 31, 1993............................          --          --
          Options issued..................................     256,500        $7.28
          Options cancelled...............................     (14,200)       $7.28
          Options exercised...............................     (17,620)       $7.28
                                                               -------
        Balance, July 31, 1994............................     224,680        $7.28
          Options issued..................................     200,016        $7.28
          Options cancelled...............................     (27,098)       $7.28
        Balance, July 31, 1995............................     397,598        $7.28
          Options issued..................................     184,666     $5.79-$7.16
          Options cancelled...............................     (19,734)    $5.79-$7.28
          Options exercised...............................    (206,674)    $5.79-$7.28
                                                               -------
        Balance, July 31, 1996............................     355,858     $5.79-$7.28
                                                               =======

14. REVERSE STOCK SPLIT

     On December 14, 1994, shareholders approved a one for three reverse stock split (the "Reverse Split") to holders of record on January 17, 1995, with no change in par value. On January 17, 1995, there were 33,404,816 shares of common stock outstanding which were converted into 11,134,939 shares of post-Reverse Split common stock. The net effect of these transactions was a charge to common stock and a credit to additional paid-in capital of approximately $223,000. All references to the number of shares and per share amounts have been retroactively adjusted for the effects of the Reverse Split unless otherwise indicated.

     On January 17, 1995, there were 1,363,637 publicly traded common stock purchase warrants expiring on July 5, 1996 with an exercise price of $6.00 per share. In connection with the Reverse Split and as required by the American Stock Exchange, the publicly traded warrants were converted, effective January 17, 1995, into approximately 454,545 post-Reverse Split common stock purchase warrants with an exercise price of $18.00. Also on January 17, 1995, there were 340,000 common stock purchase warrants expiring on June 29, 1997 with an exercise price of $2.00 per share which were adjusted in connection with the Reverse Split to represent 113,333 shares of post-Reverse Split common stock issuable upon exercise of these warrants at an exercise price of $6.00. Additionally, there were 1,975,000 and 600,000 shares of pre-Reverse Split common stock authorized under the 1992 Employee Nonqualified Stock Option Plan and 1992 Non-Employee Director Stock Option Plan, respectively. In connection with the Reverse Split, these authorized shares were decreased to 658,333 and 200,000 authorized shares of post-Reverse Split common stock under the Employee Plan and Director Plan, respectively, and the new exercise prices were tripled.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

15. COMMON AND PREFERRED STOCK

     See Note 14 relating to the Reverse Split consummated on January 17, 1995.

     In December 1992, the Company sold, in an underwritten public offering, 5,456,900 shares of pre-Reverse Split common stock at $4.25 per share. The Company incurred approximately $2,104,000 of issuance costs in conjunction with the offering and these costs have been charged to additional paid-in capital.

     See also Notes 4 and 5 relating to the issuance of pre-Reverse Split common stock for the purchase of investment in FSU joint ventures and GFS Company.

     On June 6, 1995, 850,000 shares of treasury stock were sold to an institutional investor at a price of $4.6875 per share.

     In September 1995, the Company sold its 858,497 shares of treasury stock to a group of institutional investors at a price of $4.6875 per share for total cash proceeds of $4,024,204.

     The board of directors, without any action by the stockholders, is authorized to issue up to 1 million shares of preferred stock, par value, $.01, in one or more series and to determine the voting rights, preferences as to dividends and in liquidation and the conversion and other rights of such stock. There are no shares of preferred stock outstanding as of July 31, 1996.

16. EMPLOYEE STOCK PURCHASE

     In July 1991, the Company authorized 707,547 shares of pre-Reverse Split common stock for sale to its employees at a price of $2.12 per share. Employee purchases were voluntary and the stock was fully subscribed at the Closing Date. On the Closing Date, the Company issued the stock to the employees upon receipt of cash in an amount of par value. At the employee's option, the remaining purchase price could be paid in cash on the Closing Date or by payroll deductions over a period of 24 months.

     At July 31, 1992, agreements in the amount of $48,000 were outstanding and in accordance with Staff Accounting Bulletin No. 40, Topic 4-E were excluded from additional paid-in capital. As of July 31, 1993, all proceeds due under the agreements had been received and are included in additional paid-in capital.

17. WARRANTS

     The following number of warrants issued and exercise prices have been adjusted for the Reverse Split consummated on January 17, 1995. See Note 14.

     In conjunction with the cancellation of a previous issue of common and preferred stock and certain other liabilities, the Company authorized 454,545 warrants which could exercised for 454,545 shares of common stock. The warrants were issued for a term of five years beginning July 5, 1991 at an exercise price of $18.00 per share. The warrants could only be exercised for cash. Warrants for 29,433 shares were exercised on July 5, 1996 and the remaining warrants expired.

     In conjunction with the Company's secured term loan due June 30, 1997, the Company issued 113,333 warrants which expire June 29, 1997. The warrants were exercisable for cash at a price of $18.00 per share. In conjunction with an amendment to the loan in August 1994, which revised certain financial ratio covenants, the exercise price of the warrants was reduced to $6.00 per share.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

     In conjunction with the Company's short-term related party loans, the Company issued warrants to purchase 120,000 common shares to the lenders. The warrants may be exercised for cash at a price of $4.50 per share and will expire July 26, 1999.

18. WRITE-OFF/WRITE-DOWN OF ASSETS AND RESTRUCTURING CHARGES

     In connection with the Combination (see Note 2), management committed the Company to a plan to upgrade its seismic data processing hardware (see Note 12). Certain equipment is scheduled to be replaced by October 1996. During July 1996, the Company recognized impairment of $3,628,000 relating to the abandonment of the equipment to be replaced.

     In response to operating losses in certain markets which adversely impacted the Company's liquidity during the year ended July 31, 1994, management made a decision to restructure its operations and revalue certain assets in April 1994 and accordingly incurred $7,261,000 in total expenses relating to such decision. Costs of $1,188,000 are included in cost of services and include non-recurring expenses associated with certain contract liabilities. Also included in the $7,261,000 is $5,235,000 for the write-off/write-down for the impairment of assets to their net realizable value. A portion of the write-off pertains to marine ($2,437,000) and land ($552,000) acquisition assets related to decommissioned marine vessels and stacked land crews. The write-off/write-down for impairment of assets also includes the write-down of certain other marine and land acquisition assets that were not a direct result of the restructuring program ($1,048,000). In addition, the Company wrote down data processing equipment ($1,198,000), particularly in the Far East, based on the declining market. The remaining costs are restructuring charges of $838,000 which relates to severance costs for a reduction in the Company's workforce of 82 employees. Employees to be terminated are from the processing centers, marine and land crews, marine support, manufacturing, research and development and corporate groups. As of July 31, 1996, 79 employees have been terminated and $670,000 in severance costs have been paid. The Company estimates that all remaining liabilities in the amount of $168,000 will be paid during fiscal 1997.

19. OTHER COSTS AND EXPENSES

     Other costs and expenses consist of the following:

                                                          FOR THE YEARS ENDED JULY 31,
                                                    -----------------------------------------
                                                     1993        1994        1995       1996
                                                    ------     --------     ------     ------
                                                            (IN THOUSANDS OF DOLLARS)
    Net foreign currency exchange (gains) losses... $  636     $    554     $  290     $ (156)
    Net (gain) loss on disposition of property and
      equipment....................................   (488)      (1,592)       919        875
    Interest income................................   (320)        (540)      (943)      (547)
    Other..........................................    (38)        (255)       (34)       374
                                                      ----         ----       ----       ----
              Total................................ $ (210)    $ (1,833)    $  232     $  546
                                                      ====         ====       ====       ====

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

20. GEOGRAPHICAL INFORMATION

     Substantially all of the Company's operations consist of geophysical services. The following tables provide relevant information for the four years ended July 31, 1993, 1994, 1995 and 1996, grouped by major geographic areas. Intersegment sales between geographic areas are valued at current market prices.

                                                    REVENUES
                                   ----------------------------------------      OPERATING
                                   UNAFFILIATED   INTERSEGMENT                    PROFIT     IDENTIFIABLE
                                     CUSTOMERS        SALES         TOTAL         (LOSS)        ASSETS
                                     ---------      --------      ---------      --------      ---------
                                                          (IN THOUSANDS OF DOLLARS)
YEAR ENDED JULY 31, 1993:
  Geographic areas:
     Europe & Middle East.........   $  24,699      $    108      $  24,807      $  4,374      $  33,327
     Africa.......................      13,020                       13,020         2,392          3,850
     Far East.....................      27,783            74         27,857          (425)        17,159
     South America................       4,571                        4,571           697          8,172
     Canada.......................      32,244                       32,244         5,605         10,815
     Eliminations.................                      (182)          (182)
                                     ---------      --------      ---------      --------      ---------
          Totals..................     102,317                      102,317        12,643         73,323
     United States................      43,773*        4,520         48,293*         (852)        53,745
     Eliminations.................                    (4,520)        (4,520)
                                     ---------      --------      ---------      --------      ---------
          Totals..................     146,090                      146,090        11,791        127,068
     Other........................                                                    210
     Corporate, general and
       administrative expenses....                                                 (4,112)
     Interest.....................                                                 (1,928)
     Income taxes.................                                                 (3,183)
     Investments in 50% or less-
       owned companies and joint
       ventures...................                                                 (2,204)         7,033
     Corporate assets.............                                                                 7,364
                                     ---------      --------      ---------      --------      ---------
          Totals..................   $ 146,090      $             $ 146,090      $    574      $ 141,465
                                      ========       =======       ========       =======       ========

- ---------------

* Includes export sales of $10,138.

     During 1993, United States, Europe & Middle East, Africa and Far East revenues include sales to a client which accounted for 12% of total revenues. Depreciation and amortization expense was $2,363,000 for Europe & Middle East, $230,000 for Africa, $430,000 for Far East, $140,000 for South America, $3,529,000 for Canada and $5,049,000 for United States. Capital expenditures were $15,302,000 for Europe & Middle East, $275,000 for Africa, $2,688,000 for Far East, $3,692,000 for South America, $8,690,000 for Canada and $11,456,000 for United States.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

                                                    REVENUES
                                   ----------------------------------------      OPERATING
                                   UNAFFILIATED   INTERSEGMENT                    PROFIT     IDENTIFIABLE
                                     CUSTOMERS        SALES         TOTAL         (LOSS)        ASSETS
                                     ---------      --------      ---------      --------      ---------
                                                         (IN THOUSANDS OF DOLLARS)
YEAR ENDED JULY 31, 1994:
  Geographic areas:
     Europe & Middle East........   $  29,891      $ 1,697      $  31,588      $  (3,120)     $  28,848
     Far East....................      16,958                      16,958         (7,851)        14,151
     South America...............      17,669                      17,669           (531)        16,545
     Canada......................      46,501           26         46,527          8,552         26,048
     Eliminations................                   (1,697)        (1,697)
                                    ---------      -------      ---------      ---------      ---------
          Totals.................     111,019           26        111,045         (2,950)        85,592
     United States...............      67,373*       1,936         69,309*         8,061         69,365
     Eliminations................                   (1,962)        (1,962)
                                    ---------      -------      ---------      ---------      ---------
          Totals.................     178,392                     178,392          5,111        154,957
     Other.......................                                                  1,833
     Corporate, general and
       administrative expenses...                                                 (3,191)
     Interest....................                                                 (3,213)
     Income taxes................                                                 (5,929)
     Investments in 50% or less-
       owned companies and joint
       ventures..................                                                 (4,965)         9,639
     Corporate assets............                                                                 7,218
                                    ---------      -------      ---------      ---------      ---------
          Totals.................   $ 178,392      $            $ 178,392      $ (10,354)     $ 171,814
                                     ========      =======       ========       ========       ========

- ---------------

* Includes export sales of $1,501.

     There was no single client that accounted for 10% or more of total revenues during the year ended July 31, 1994. Operating profit (loss) includes restructuring charges and write-off/writedown for impairment of assets of $182,000 for Europe & Middle East, $1,416,000 for Far East, and $5,663,000 for United States. Depreciation and amortization expense was $4,214,000 for Europe & Middle East, $877,000 for Far East, $1,730,000 for South America, $4,927,000 for Canada, and $7,350,000 for United States. Capital expenditures were $2,031,000 for Europe & Middle East, $444,000 for Far East, $2,291,000 for South America, $16,481,000 for Canada and $8,514,000 for United States.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

                                                     REVENUES
                                       ------------------------------------      OPERATING
                                       UNAFFILIATED   INTERSEGMENT                PROFIT       IDENTIFIABLE
                                       CUSTOMERS      SALES         TOTAL         (LOSS)        ASSETS
                                       ---------      ------      ---------      --------      ---------
                                                           (IN THOUSANDS OF DOLLARS)
YEAR ENDED JULY 31, 1995:
  Geographic areas:
     Europe & Middle East...........   $  20,230      $  579      $  20,809      $  2,188      $  11,976
     Far East.......................      25,918          22         25,940         2,621         20,455
     South America..................      37,867          83         37,950           (82)        26,735
     Canada.........................      44,297         148         44,445         5,668         27,617
     Eliminations...................                    (601)          (601)
                                       ---------      ------      ---------      --------      ---------
          Totals....................     128,312         231        128,543        10,395         86,783
     United States..................      87,318         387         87,705         8,170         90,522
     Eliminations...................                    (618)          (618)
                                       ---------      ------      ---------      --------      ---------
          Totals....................     215,630                    215,630        18,565        177,305
     Other..........................                                                 (232)
     Corporate, general and
       administrative expenses......                                               (2,946)
     Interest.......................                                               (5,170)
     Income taxes...................                                               (3,807)
     Gain on sale of investment in
       FSU joint ventures...........                                                4,370
     Investments in 50% or
       less-owned companies and
       joint ventures...............                                               (5,186)           187
     Corporate assets...............                                                               6,848
                                       ---------      ------      ---------      --------      ---------
          Totals....................   $ 215,630      $           $ 215,630      $  5,594      $ 184,340
                                        ========      ======       ========       =======       ========

- ---------------

* Includes export sales of $       .

     There was no single client that accounted for 10% or more of total revenues during the year ended July 31, 1995. During 1995, depreciation and amortization expense was $3,984,000 for Europe & Middle East, $1,040,000 for Far East, $4,390,000 for South America, $6,593,000 for Canada and $7,919,000 for United States. Capital expenditures were $1,709,000 for Europe & Middle East, $1,240,000 for Far East, $6,651,000 for South America, $10,531,000 for Canada and $13,502,000 for United States.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

                                                    REVENUES
                                     --------------------------------------      OPERATING
                                     UNAFFILIATED   INTERSEGMENT                  PROFIT       IDENTIFIABLE
                                     CUSTOMERS       SALES          TOTAL         (LOSS)        ASSETS
                                     ---------      --------      ---------      --------      ---------
                                                          (IN THOUSANDS OF DOLLARS)
YEAR ENDED JULY 31, 1996:
  Geographic areas:
     Europe & Middle East.........   $  37,394      $  1,532      $  38,926      $  7,220      $  35,463
     Far East.....................      30,558                       30,558         1,055         23,590
     South America................      36,346            92         36,438        (1,915)        29,758
     Canada.......................      47,423            87         47,510         3,683         30,666
     Eliminations.................
                                     ---------      --------      ---------      --------      ---------
          Totals..................     151,721         1,711        153,432        10,043        119,477
     United States................      98,875            61         98,936         6,910         77,561
     Eliminations.................                    (1,772)        (1,772)
                                     ---------      --------      ---------      --------      ---------
          Totals..................     250,596                      250,596        16,953        197,038
     Other........................                                                   (546)
     Corporate, general and
       administrative expenses....                                                 (2,872)
     Interest.....................                                                 (5,466)
     Income taxes.................                                                 (2,009)
     Merger Related Costs.........                                                 (3,666)
     Gain on sale of investment in
       FSU joint ventures.........
     Investments in 50% or less-
       owned companies and joint
       ventures...................                                                 (1,113)         1,463
     Corporate assets.............                                                                    92
                                     ---------      --------      ---------      --------      ---------
          Totals..................   $ 250,596      $             $ 250,596      $  1,281        198,593
                                      ========       =======       ========       =======       ========

- ---------------

* Includes export sales of $       .

     There was no single client that accounted for 10% or more of total revenues during the year ended July 31, 1996. During 1996, depreciation and amortization expense was $5,182,000 for Europe & Middle East, $1,707,000 for Far East, $4,655,000 for South America, $7,689,000 for Canada and $7,682,000 for United States. Capital expenditures were $4,088,000 for Europe & Middle East, $6,795,000 for Far East, $4,945,000 for South America, $5,737,000 for Canada and $14,016,000 for United States.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

21. CERTAIN TRANSACTIONS

     During fiscal 1994, the Company entered into two credit facilities with shareholders SOROS Capital L.P., CCF Jupiter L.P. and Jupiter Management Co., Inc. (collectively, "the Lenders"). In November 1993, the Company executed a secured term loan agreement with the Lenders which provided loans totaling $3,386,000. The loans were repaid in full in April 1994, and the facility was terminated. In July 1994, the Company executed a second secured loan agreement with the Lenders providing up to $3,000,000 of advances. See Note 8. The second facility was repaid in full in June 1995. In connection with the second facility, the Lenders received warrants to purchase the Company's common stock. See Note 17. During the fiscal year ended July 31, 1994 and 1995, $206,000 and $376,000, respectively, was paid to the Lenders as interest and fees under the two facilities.

     In fiscal 1994 and 1995, the Company performed certain data acquisition, processing, marketing and training services for various co-venturers and recorded sales in the amount of $1,279,000 and $1,633,000, respectively. At July 31, 1994 and 1995, there was approximately $310,000 and $300,000, respectively, in outstanding receivables related to these transactions.

     The Company sold certain assets during July 1994 to Caspian Geophysical, a joint venture in which the Company had an indirect 10% interest, for a note receivable payable in 36 monthly installments of $41,667 with an imputed interest rate of 10%. The net gain recorded after eliminating intercompany profits was $148,000. The note receivable was repaid in June 1995 as a result of the sale of the Company's interest in the joint venture. See Note 4.

     The Company is party to transactions with P.T. Digicon Mega Pratama ("P.T. Digicon"), on 80% owned joint venture (see Note 3) in the normal course of business. During the years ended July 31, 1993, 1994, 1995 and 1996 the Company charged P.T. Digicon $3,762,000, $1,069,000, $607,000 and $1,207,000 relating to allocations of corporate administrative expenses and actual expenses incurred by P.T. Digicon for salary cost, insurance and equipment charges. The Company purchased certain equipment from P.T. Digicon during the years ended July 31, 1993 and 1994 for a purchase price of $108,000 and $1,580,000, respectively, which represented P.T. Digicon's net book value of such equipment. Additionally, during the year ended July 31, 1993, P.T. Digicon purchased certain proprietary software from the Company for $1,436,000. Advances from the Company to P.T. Digicon of $9,692,000, $12,439,000 and $14,531,000 at July 31, 1994, 1995 and
1996, respectively, have no formal repayment terms and do not bear interest.

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

22. SELECTED UNAUDITED SUPPLEMENTAL QUARTERLY FINANCIAL DATA

     The Company's quarterly supplemental consolidated financial statements for the years ended July 31, 1994, 1995 and 1996 have been restated to account for a pooling of interests between Digicon Inc. and Veritas Energy Services Inc. (See
Note 2). In addition, the Company's quarterly supplemental consolidated financial statements for the year ended July 31, 1996 has been restated to account for the Company's investment in an 80% owned joint venture on the equity method of accounting rather than on consolidation accounting (See Note 3).

     FOR THE YEARS ENDED JULY 31, 1994, 1995 AND 1996
     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)*

                                                             FOR THE YEAR ENDED JULY 31, 1994
                               ---------------------------------------------------------------------------------------------
                                    1ST QUARTER             2ND QUARTER             3RD QUARTER             4TH QUARTER
                               ---------------------   ---------------------   ---------------------   ---------------------
                                   AS                      AS                      AS                      AS
                               PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS
                                REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED
                               ----------   --------   ----------   --------   ----------   --------   ----------   --------
Revenues......................  $ 31,384    $48,013     $ 29,759    $46,614     $ 24,882    $ 37,519    $ 29,510    $46,246
Operating expense:
  Cost of services............    25,259     37,185       24,580     36,683       25,092      35,169      23,340     35,947
  Restructuring...............                                                       838         838
Write-off/write-down for
  impairment of assets........                                                     5,235       5,235
Depreciation and
  amortization................     2,969      4,287        3,257      4,758        3,291       4,890       3,176      5,184
Selling, general and
  administrative..............     1,080      1,263        1,716      1,963        1,438       1,721         867      1,349
Income (loss) before provision
  for income taxes and equity
  in (earnings) loss of 50% or
  less-owned companies and
  joint ventures..............     1,554      4,539           42      2,817      (10,791)     (9,890)      1,255      3,074
Net income (loss).............       717      1,762         (982)       543      (13,688)    (12,964)       (473)       305
Net income (loss) per share of
  common stock................       .08        .12         (.10)       .04        (1.40)       (.82)       (.05)       .02

                                                             FOR THE YEAR ENDED JULY 31, 1995
                               ---------------------------------------------------------------------------------------------
                                    1ST QUARTER             2ND QUARTER             3RD QUARTER             4TH QUARTER
                               ---------------------   ---------------------   ---------------------   ---------------------
                                   AS                      AS                      AS                      AS
                               PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS
                                REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED
                               ----------   --------   ----------   --------   ----------   --------   ----------   --------
Revenues......................  $ 31,811    $54,558     $ 29,993    $51,482     $ 34,197    $ 52,314    $ 35,126    $57,276
Operating expense:
  Cost of services............    24,109     41,441       22,225     38,718       27,320      44,008      29,163     46,257
Write-off/write-down for
  impairment of assets........
Depreciation and
  amortization................     3,285      5,670        3,346      5,891        3,361       5,994       3,341      6,177
Selling, general and
  administrative..............     1,106      1,520        1,058      1,504        1,244       1,482       1,020      1,349
Gain on sale of investment in
  FSU joint ventures..........                                                                            (4,370)    (4,370 )
Income (loss) before provision
  for income taxes and equity
  in (earnings) loss of 50% or
  less-owned companies and
  joint ventures..............     2,557      5,176        1,825      3,899        1,054        (301)      3,939      5,813
Net income (loss).............       607      2,023          829      2,047          479        (276)        863      1,800
Net income (loss) per share of
  common stock................       .06        .11          .07        .11          .04        (.02)        .08        .10

                                VERITAS DGC INC.

                       NOTES TO SUPPLEMENTAL CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

                                                             FOR THE YEAR ENDED JULY 31, 1996
                               ---------------------------------------------------------------------------------------------
                                    1ST QUARTER             2ND QUARTER             3RD QUARTER             4TH QUARTER
                               ---------------------   ---------------------   ---------------------   ---------------------
                                   AS                      AS                      AS                     AS
                               PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS     PREVIOUSLY       AS
                                REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED   REPORTED     RESTATED
                               ----------   --------   ----------   --------   ----------   --------   ---------    --------
Revenues......................  $ 38,178    $59,824     $ 40,068    $62,719     $ 36,279    $ 59,139    $ 68,914
Operating expense:
  Cost of services............    30,433     46,806       33,247     53,297       27,837      44,991      53,617
Write-off/write-down for
  impairment of assets........                                                                             3,628
Depreciation and
  amortization................     3,623      6,352        3,899      6,695        4,015       6,954       6,920
Selling, general and
  administrative..............     1,251      1,580        1,276      1,824        1,431       1,866       1,985
Merger related costs..........                                                                             3,666
Income (loss) before provision
  for income taxes and equity
  in loss of 50% or less-owned
  companies and joint
  ventures....................     1,478      3,683          351       (412 )      2,041       4,010      (2,878)
Net income (loss).............       752      1,690        1,077      1,269        1,864       2,829      (4,507)
Net income (loss) per share of
  common stock................       .07        .10          .10        .07          .17         .16        (.25)

- ------------

* Reported quarterly earnings (loss) per share is based on each quarter's weighted average shares outstanding. The quarters may not total to the reported annual earnings (loss) per share due in part to fluctuations in common shares outstanding. Weighted average shares for all periods presented have been restated for the Reverse Split consummated on January 17, 1995. See
   Note 14.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY SENIOR NOTES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary.....................   4
Risk Factors...........................  11
The Company............................  15
Use of Proceeds........................  15
Capitalization.........................  16
Selected Supplemental Consolidated
  Financial Data.......................  17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  18
Business...............................  23
Management.............................  32
Description of Senior Notes............  34
Underwriting...........................  61
Legal Matters..........................  62
Experts................................  62
Index to Supplemental Consolidated
  Financial Statements................. F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                 [VERITAS LOGO]

                                VERITAS DGC INC.

                            ------------------------

                                  $75,000,000

                              % SENIOR NOTES DUE 2003
                              --------------------

                                   PROSPECTUS
                              --------------------
                            DILLON, READ & CO. INC.
                              SALOMON BROTHERS INC
                         RAUSCHER PIERCE REFSNES, INC.
                        RAYMOND JAMES & ASSOCIATES, INC.

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by the Company in connection with the offering of the Senior Notes to be registered and offered hereby are as follows:

        Commission registration fee.......................................  $  25,863
        National Association of Securities Dealers, Inc. fees.............      8,000
        Printing expenses.................................................    125,000
        Legal fees and expenses...........................................    150,000
        Blue Sky fees and expenses (including legal expenses).............     10,000
        Rating agency fees................................................     50,000
        Accounting fees and expenses......................................    115,000
        Trustee fees and expenses.........................................     10,000
        Miscellaneous.....................................................      6,137
                                                                            ---------
                  Total...................................................  $ 500,000
                                                                            =========

     All such expenses are estimated except for the Commission registration fee and the NASD fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

     In a suit brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of the case, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such persons shall have been adjudged liable to the corporation except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys' fees).

     The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. There are additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, or (ii) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders.

     The certificate of incorporation and bylaws of the Company require the Company to indemnify the Company's directors and officers to the fullest extent permitted under Delaware law, and to implement provisions pursuant to contractual indemnity agreements the Company has entered into with its directors and executive officers. The Company's Certificate of Incorporation limits the personal liability of a director to the corporation or its stockholders to damages for breach of the director's fiduciary duty.

     The Company has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as directors or officers of the registrant, or that may arise out of their status as directors or officers of the registrant, including liabilities under the federal and state securities laws.

ITEM 16. EXHIBITS.

     The following is a list of all the exhibits and financial statement schedules filed as part of the Registration Statement.

     (a) Exhibits

       EXHIBIT
         NO.                                         DESCRIPTION
- ---------------------   ----------------------------------------------------------------------
           *1           Form of Underwriting Agreement by and among Dillon, Read & Co. Inc.,
                        Salomon Brothers Inc, Rauscher Pierce Refsnes, Inc., Raymond James &
                        Associates, Inc., and Veritas DGC Inc.

            2           Combination Agreement dated as of May 10, 1996, between Digicon Inc.
                        and Veritas Energy Services Inc. (Incorporated herein by reference to
                        Exhibit 2.1 of Digicon Inc.'s Current Report on Form 8-K, dated May
                        10, 1996)

            4-A         Specimen certificate for Senior Notes. (Included as part of Section
                        201 of Exhibit 4-B)

           *4-B         Form of Trust Indenture relating to the      % Senior Notes due 2003
                        of Veritas DGC Inc. between Veritas DGC Inc. and Fleet National Bank, as trustee.

           *5           Opinion of Porter & Hedges, L.L.P. with respect to legality of securities, including consent.

            9           Voting and Exchange Trust Agreement dated August 30, 1996, among
                        Digicon Inc., Veritas Energy Services Inc. and The R-M Trust Company.
                        (Incorporated herein by reference to Exhibit 9.1 of Veritas DGC Inc.'s
                        Current Report on Form 8-K, dated August 30, 1996)

           10-A         Salary Continuation Agreement executed by Nicholas A. C. Bright, Kevin
                        P. Callaghan, Richard W. McNairy and Allen C. Pogach. (Incorporated
                        herein by reference to Exhibit 10-E of Digicon Inc.'s Annual Report on
                        Form 10-K for the year ended July 31, 1994)

          *10-B         Salary Continuation Agreement executed by Stephen J. Ludlow.

           10-C         Asset Purchase Agreement dated August 31, 1994, between Syntron, Inc.
                        and Digicon Geophysical Corp., Euroseis, Inc., Digicon/GFS Inc. and
                        Digicon Inc. (Incorporated herein by reference to Exhibit 10-M of
                        Digicon Inc.'s Annual Report on Form 10-K for the year ended July 31,
                        1994)

           10-D         1992 Non-Employee Director Stock Option Plan. (Incorporated herein by reference to Exhibit 10-T of Digicon Inc.'s Amendment No. 3 to
                        Registration Statement No. 33-54384, dated December 17, 1992)

          *10-E         Amended and Restated 1992 Employee Nonqualified Stock Option Plan.

       EXHIBIT
         NO.                                         DESCRIPTION
- ---------------------   ----------------------------------------------------------------------
          10-F          Support Agreement dated August 30, 1996, between Digicon Inc. and
                        Veritas Energy Services Inc. (Incorporated herein by reference to
                        Exhibit 10.1 of Veritas DGC Inc.'s Current Report on Form 8-K, dated
                        August 30, 1996)
          *10-G         Credit Agreement dated July 18, 1996, among Digicon Inc. and Digicon
                        Geophysical Corp., Digicon/GFS Inc., Digicon Geophysical Limited and
                        Digicon Exploration, Ltd., as Borrowers, each of the banks named therein, and Wells Fargo Bank (Texas), National Association, as
                        issuing bank, as a bank and as agent for the banks.
          11-A          Computation of Income (Loss) Per Common and Common Equivalent Share
                        for the years ended July 31, 1993, 1994 and 1995. (Exhibit 11 to
                        Digicon Inc.'s Annual Report on Form 10-K for the year ended July 31,
                        1995).
          *12           Computation of historical and pro forma earnings to fixed charges ratio.
          *23-A         Consent of Deloitte & Touche LLP.
          *23-B         Consent of Price Waterhouse, Chartered Accountants.
          23-C          Consent of Porter & Hedges, L.L.P. (included in Exhibit 5)
          24            Power of Attorney. (included on the signature page hereto)
          *25           Form T-1 Statement of Eligibility and Qualification of Fleet National
                        Bank to act as Trustee of the Senior Notes.
          *27           Financial Data Schedule

- ------------

* Filed herewith.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David B. Robson, Stephen J. Ludlow, Richard W. McNairy and Rene M. J. VandenBrand, and each of them, any of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 19, 1996.

                                          VERITAS DGC INC.

                                          By:     /s/  DAVID B. ROBSON
                                            ------------------------------------
                                              David B. Robson, Chairman of the
                                              Board and Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the indicated capacities and on the 19th day of September, 1996.

                  SIGNATURE                               TITLE
- ---------------------------------------------  ----------------------------
          /s/  DAVID B. ROBSON                  Director, Chairman of the
- ---------------------------------------------   Board and Chief Executive
               David B. Robson                           Officer

        /s/  RICHARD W. McNAIRY                Executive Vice President and
- ---------------------------------------------      Chief Accounting and
             Richard W. McNairy                     Financial Officer

          /s/  GEORGE F. BAKER                           Director
- ---------------------------------------------
               George F. Baker

        /s/  CLAYTON P. CORMIER                          Director
- ---------------------------------------------
             Clayton P. Cormier

                                                         Director
- ---------------------------------------------
               Ralph M. Eeson

                  SIGNATURE                               TITLE
- ---------------------------------------------  ----------------------------
       /s/  LAWRENCE C. FICHTNER                         Director
- ---------------------------------------------
            Lawrence C. Fichtner
                                                         Director

- ---------------------------------------------
              Steven J. Gilbert

         /s/  STEPHEN J. LUDLOW                          Director
- ---------------------------------------------
              Stephen J. Ludlow

         /s/  BRIAN F. MacNEILL                          Director
- ---------------------------------------------
              Brian F. MacNeill

        /s/  DOUGLAS B. THOMPSON                         Director
- ---------------------------------------------
             Douglas B. Thompson

          /s/  JACK C. THREET                            Director
- ---------------------------------------------
               Jack C. Threet

                               INDEX TO EXHIBITS

       EXHIBIT
         NO.                                         DESCRIPTION
- ---------------------   ----------------------------------------------------------------------
           *1           Form of Underwriting Agreement by and among Dillon, Read & Co. Inc.,
                        Salomon Brothers Inc, Rauscher Pierce Refsnes, Inc., Raymond James &
                        Associates, Inc., and Veritas DGC Inc.
           2            Combination Agreement dated as of May 10, 1996, between Digicon Inc.
                        and Veritas Energy Services Inc. (Incorporated herein by reference to
                        Exhibit 2.1 of Digicon Inc.'s Current Report on Form 8-K, dated May
                        10, 1996)
           4-A          Specimen certificate for Senior Notes. (Included as part of Section
                        201 of Exhibit 4-B)
           *4-B         Form of Trust Indenture relating to the      % Senior Notes due 2003
                        of Veritas DGC Inc. between Veritas DGC Inc. and Fleet National Bank, as trustee.
           *5           Opinion of Porter & Hedges, L.L.P. with respect to legality of securities, including consent.
           9            Voting and Exchange Trust Agreement dated August 30, 1996, among
                        Digicon Inc., Veritas Energy Services Inc. and The R-M Trust Company.
                        (Incorporated herein by reference to Exhibit 9.1 of Veritas DGC Inc.'s
                        Current Report on Form 8-K, dated August 30, 1996)
          10-A          Salary Continuation Agreement executed by Nicholas A. C. Bright, Kevin
                        P. Callaghan, Richard W. McNairy and Allen C. Pogach. (Incorporated
                        herein by reference to Exhibit 10-E of Digicon Inc.'s Annual Report on
                        Form 10-K for the year ended July 31, 1994)
          *10-B         Salary Continuation Agreement executed by Stephen J. Ludlow.
          10-C          Asset Purchase Agreement dated August 31, 1994, between Syntron, Inc.
                        and Digicon Geophysical Corp., Euroseis, Inc., Digicon/GFS Inc. and
                        Digicon Inc. (Incorporated herein by reference to Exhibit 10-M of
                        Digicon Inc.'s Annual Report on Form 10-K for the year ended July 31,
                        1994)
          10-D          1992 Non-Employee Director Stock Option Plan. (Incorporated herein by reference to Exhibit 10-T of Digicon Inc.'s Amendment No. 3 to
                        Registration Statement No. 33-54384, dated December 17, 1992)
          *10-E         Amended and Restated 1992 Employee Nonqualified Stock Option Plan.
          10-F          Support Agreement dated August 30, 1996, between Digicon Inc. and
                        Veritas Energy Services Inc. (Incorporated herein by reference to
                        Exhibit 10.1 of Veritas DGC Inc.'s Current Report on Form 8-K, dated
                        August 30, 1996)
          *10-G         Credit Agreement dated July 18, 1996, among Digicon Inc. and Digicon
                        Geophysical Corp., Digicon/GFS Inc., Digicon Geophysical Limited and
                        Digicon Exploration, Ltd., as Borrowers, each of the banks named therein, and Wells Fargo Bank (Texas), National Association, as
                        issuing bank, as a bank and as agent for the banks.
          11-A          Computation of Income (Loss) Per Common and Common Equivalent Share
                        for the years ended July 31, 1993, 1994 and 1995. (Exhibit 11 to
                        Digicon Inc.'s Annual Report on Form 10-K for the year ended July 31,
                        1995).
          *12           Computation of historical and pro forma earnings to fixed charges ratio.
          *23-A         Consent of Deloitte & Touche LLP.
          *23-B         Consent of Price Waterhouse, Chartered Accountants.

       EXHIBIT
         NO.                                         DESCRIPTION
- ---------------------   ----------------------------------------------------------------------
          23-C          Consent of Porter & Hedges, L.L.P. (included in Exhibit 5)
          24            Power of Attorney. (included on the signature page hereto)
          *25           Form T-1 Statement of Eligibility and Qualification of Fleet National
                        Bank to act as Trustee of the Senior Notes.
          *27           Financial Data Schedule

- ------------

* Filed herewith.